    As filed with the Securities and Exchange Commission on December 23, 1998
                                                     Registration No. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               NCRIC GROUP, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

     DISTRICT OF COLUMBIA                      6331                     52-2134774
 (State or other jurisdiction       (Primary standard industrial     (I.R.S. employer
of incorporation or organization)   classification code number)   identification number)

                             1115 30TH STREET, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 969-1866
                   (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL
               EXECUTIVE OFFICES AND PRINCIPAL PLACE OF BUSINESS)

                                R. RAY PATE, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             1115 30TH STREET, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 969-1866
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

         JAMES B. HALPERN, ESQ.                      JOHN J. GORMAN, ESQ.
          JOHN P. FOLEY, ESQ.                      ROBERT I. LIPSHER, ESQ.
 ARENT FOX KINTNER PLOTKIN & KAHN, PLLC   LUSE LEHMAN GORMAN POMERENK & SCHICK, P.C.
     1050 CONNECTICUT AVENUE, N.W.          5335 WISCONSIN AVENUE, N.W., SUITE 400
      WASHINGTON, D.C. 20036-5339                   WASHINGTON, D.C. 20015
             (202) 857-6246                              (202) 274-2000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
Title of Each Class of Securities  Dollar Amount to be      Proposed Maximum          Proposed Maximum         Amount of
to be Registered                       Registered       Offering Price per Share  Aggregate Offering Price  Registration Fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value        $12,880,000(1)             $10.00(1)              $12,880,000(1)            $3,581
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     [TO BE USED IN CONNECTION WITH THE SYNDICATED COMMUNITY OFFERING ONLY]

                        SYNDICATED PROSPECTUS SUPPLEMENT
                               NCRIC GROUP, INC.

                             SHARES OF COMMON STOCK

     NCRIC Group, Inc. ("Group") is offering for sale in a syndicated community offering (the "Syndicated Community Offering") _________ shares of its common stock at a per share price of $10.00. Group is the parent of NCRIC, Inc. ("NCRIC"), a stock insurance company. Group has a mutual holding company parent, NCRIC, A Mutual Holding Company (the "Mutual Holding Company"), which must at all times retain direct or indirect ownership or control of at least a majority of the outstanding voting shares of NCRIC. ___ shares of the common stock have been subscribed for in subscription and community offerings (the "Initial Offerings"). The Initial Offerings and the Syndicated Community Offering are collectively referred to as the "Stock Offering." The Prospectus in the form used in the Initial Offerings (the "Prospectus") follows this page. The purchase price for all shares purchased in the Syndicated Community Offering will be $10.00 per share, which is the same purchase price paid by subscribers in the Initial Offerings (the "Purchase Price").

     The Syndicated Community Offering will expire no later than ________, 1999. If the Syndicated Community Offering is not completed by ____________, 1999, the Syndicated Community Offering will be terminated and all funds held will be returned promptly to subscribers with interest. Group reserves the right, in its absolute discretion, to accept or reject, in whole or in part, any or all subscriptions received in the Syndicated Community Offering.

     Group has engaged Sandler, O'Neill & Partners, L.P. ("Sandler O'Neill") as financial advisor to assist it with the sale of the common stock in the Syndicated Community Offering. It is anticipated that Sandler O'Neill will use the services of other registered broker-dealers ("Selected Dealers"). Fees to Sandler O'Neill and the Selected Dealers will not exceed 7.5% of the aggregate Purchase Price of the shares sold in the Syndicated Community Offering. Neither Sandler O'Neill nor any Selected Dealer shall have any obligation to take or purchase any shares of common stock in the Syndicated Community Offering.

     Group has received approval to have its common stock listed on the Nasdaq SmallCap Market under the symbol "____________," subject to completion of the Stock Offering. Sandler O'Neill has advised Group that, following completion of the Stock Offering, it intends to make a market in the common stock, but it is under no obligation to do so. Prior to the Stock Offering, there was no market for the common stock, and there can be no assurance that an active or liquid trading market for the common stock will develop, or if developed, will be maintained. The absence or discontinuance of a market may have an adverse impact on both the price and liquidity of the common stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Estimated                     Estimated Net
                              Underwriting   Estimated Net    Proceeds of
               Syndicated      Commission     Proceeds of       Initial
               Community       and Other      Syndicated     and Syndicated
                Offering        Fees and       Community       Community
              Price /(1)/    Expenses /(2)/    Offering     Offerings /(3)/
             --------------  --------------  -------------  ----------------

Per Share..          $10.00  $               $              $
Total......  $               $               $              $
--------------------

(1) Group has received subscriptions for ___ shares of common stock in the Initial Offerings. RP Financial, LC. has advised Group that, as of _______, 1998, the estimated consolidated pro forma market value of Group is between $___ million and $___ million.

(2) Consists of the Syndicated Community Offering's pro rata allocation of the estimated expenses of Group in connection with the Stock Offering (other than estimated fees to be paid to Sandler O'Neill for services in connection with the Initial Offerings) and estimated compensation for Sandler O'Neill and Selected Dealers in connection with the sale of shares in the Syndicated Community Offering, which fees are estimated to be $_______ and may be deemed to be underwriting fees.

(3) The net proceeds of the Initial Offerings (based upon the sale of the shares subscribed for at the Purchase Price and after the allocation to the Initial Offerings of their pro rata portion of the estimated expenses related to the Stock Offering) are estimated to be $______.

                        SANDLER O'NEILL & PARTNERS, L.P.

                        -------------------------------

    The date of this Prospectus Supplement is ______________________, 1999.

--------------------------------------------------------------------------------
The information in this Prospectus is not complete and may be changed. Group may not sell these securities until the registration statement that has been filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                    Subject to Completion December 22, 1998

PROSPECTUS

                               NCRIC GROUP, INC.
                            1115 30/TH/ STREET, N.W.
                              WASHINGTON, DC 20007
                                 (202) 989-1866
[NCRIC LOGO]

                    (UP TO 1,288,000 SHARES OF COMMON STOCK)


     NCRIC Group, Inc. ("Group") is offering for sale up to 1,288,000 shares, or 40%, of its outstanding common stock. Group owns 100% of the common stock of NCRIC, Inc. ("NCRIC"), a stock insurance company that provides medical professional liability insurance and other products to physicians in the District of Columbia, Maryland and Virginia. Through its subsidiaries, Group also operates another medical professional liability insurance company, a management services organization for physicians, a physicians' organization, a reinsurance intermediary and an insurance agency.

     RP Financial, LC., an independent appraiser, has estimated that the pro forma market value of Group and its subsidiaries, as of September 30, 1998, was between $23.8 million and $32.2 million. Based on this estimate, Group seeks to sell between 1,288,000 and 952,000 shares of its common stock at a price per share of $10.00. Group will offer these shares to policyholders and extended reporting endorsement holders of NCRIC, Group's tax-qualified employee stock ownership plan, Group's Stock Award Plan, directors, officers and employees of NCRIC, A Mutual Holding Company, a mutual holding company (the "Mutual Holding Company"), and its subsidiaries, and members of the general public. At all times, NCRIC Holdings, Inc. ("NCRIC Holdings"), which is wholly owned by the Mutual Holding Company, must own a majority of Group's outstanding voting shares.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE DISTRICT OF COLUMBIA DEPARTMENT OF INSURANCE AND SECURITIES REGULATION, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                         Minimum     Midpoint      Maximum
                                        ----------  -----------  -----------
Price per share.......................  $    10.00  $     10.00  $     10.00
Number of shares......................     952,000    1,120,000    1,288,000
Offering expenses.....................     831,000      866,000      900,000
Net proceeds..........................   8,689,000   10,334,000   11,980,000
Net proceeds per share................        9.13         9.23         9.30

          PLEASE REFER TO RISK FACTORS BEGINNING ON PAGE ___ OF THIS PROSPECTUS. THE COMMON STOCK IS SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE AMOUNT INVESTED.

          Sandler, O'Neill & Partners, L.P. will use its best efforts to assist in selling at least the minimum number of shares of common stock but does not guarantee that this number will be sold. An interest-bearing account at _______________________ will hold all funds received from subscribers until the completion or termination of the stock offering. Group has applied to have the common stock quoted on the Nasdaq SmallCap Market under the symbol _______.



                       Sandler, O'Neill & Partners, L.P.

                           --------------------------

             The date of this Prospectus is _______________, 1998.

                               TABLE OF CONTENTS

Summary...................................................................   3
Risk Factors..............................................................  13
The Stock Offering........................................................  22
Purchases in the Stock Offering...........................................  26
Use of Proceeds...........................................................  33
Dividend Policy...........................................................  34
Market for Common Stock...................................................  34
Capitalization............................................................  35
Pro Forma Financial Statements............................................  37
Pro Forma Data............................................................  43
Selected Financial and Operating Data.....................................  47
Management's Discussion and Analysis of Results of Operations
  and Financial Condition.................................................  49
Business..................................................................  72
The Reorganization........................................................  95
Management................................................................  96
Management Compensation...................................................  99
Certain Agreements........................................................ 103
Ownership of Common Stock................................................. 104
Description of Common Stock............................................... 104
Legal Opinions............................................................ 104
Experts................................................................... 104
Available Information..................................................... 105
Glossary of Selected Insurance Terms...................................... 106
Index to Financial Statements............................................. 108


                          ---------------------------

FORWARD-LOOKING INFORMATION

     Certain statements in this document are forward-looking statements which involve known and unknown risks and uncertainties which may cause Group's actual results to be materially different from historical results or from the results expressed or implied by the forward-looking statements. These risks and uncertainties include: general economic conditions including changes in interest rates and the performance of financial markets; NCRIC's concentration in a single line of business; the emergence of managed care; uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance; price competition; regulatory changes; ratings assigned by A.M. Best Company; the availability of bank financing and reinsurance; the Mutual Holding Company's holding company structure; and uncertainties associated with Group's acquisition strategy. Other factors not currently anticipated by management may also materially and adversely affect Group's results of operations.

                                    SUMMARY

     This summary highlights certain information concerning the Company and the Stock Offering. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire Prospectus carefully, including the "Risk Factors" section (beginning on page ___) and the financial statements and the notes to those statements. Financial information in this Prospectus is presented in accordance with generally accepted accounting principles, unless otherwise indicated.

     You should note as you read this Prospectus that at times capitalized terms are used to assist you in reading this Prospectus. References in this Prospectus to "the Company" mean Group and its subsidiaries, including their predecessors. References to the "Stock Offering" include the Subscription Offering, the Community Offering and any Syndicated Community Offering, all of which are described below. For an explanation of certain terms used in this Prospectus that are commonly used in the insurance industry, see "Glossary of Selected Insurance Terms."

The Company......................  On _____________, 1998, National Capital
                                   Reciprocal Insurance Company (the
                                   "Reciprocal") reorganized into a stock
                                   insurance company with a mutual holding
                                   company parent (the "Reorganization").
                                   Pursuant to a plan of reorganization (the
                                   "Plan"), the Reciprocal formed a mutual
                                   insurance holding company called NCRIC, A
                                   Mutual Holding Company. The Reciprocal
                                   continued its corporate existence as a stock
                                   insurance company by adopting articles of
                                   incorporation which authorized the issuance
                                   of capital stock, and which changed the
                                   Reciprocal's name to NCRIC, Inc. All of the
                                   initially outstanding shares of the capital
                                   stock of NCRIC were issued to the Mutual
                                   Holding Company. Through a series of share
                                   transfers, two newly-formed intermediate
                                   stock holding companies, NCRIC Holdings and
                                   Group, were inserted between the Mutual
                                   Holding Company and NCRIC (see page __ for an
                                   organizational chart). Immediately after the
                                   Reorganization, the Mutual Holding Company
                                   directly owned NCRIC Holdings, which directly
                                   owned Group, which directly owned NCRIC.

                                   The Company is the leading provider of
                                   medical professional liability insurance in the District of Columbia based on direct premiums written in 1997. Medical professional liability insurance insures the physician against liabilities arising from the rendering of, or failure to render, professional medical services. According to data compiled by A.M. Best Company, Inc.
                                   ("A.M. Best"), an insurance rating agency, the Company's market share of physician and hospital medical professional liability direct premiums written in the District of Columbia was 44%. In recent years, the Company has expanded its operations to Virginia, Maryland and West Virginia. The
                                   Company currently provides claims-made
                                   medical professional liability

                                   and office premises liability insurance to approximately 1,200 physicians who practice alone or in medical groups, clinics or other healthcare organizations. The Company also offers other services to its insureds. The
                                   Company's principal executive offices are located at 1115 30/th/ Street, N.W.,
                                   Washington, D.C. 20007. The Company's
                                   telephone number is (202) 969-1866.

                                   At September 30, 1998, the Company had
                                   consolidated assets of $135.9 million and total equity of $31.9 million. For the year ended December 31, 1997, net premiums earned were $13.5 million and net income was $959,000.

Recent Development...............  On December 20, 1998, the Company entered into definitive agreements to purchase all of
                                   the outstanding shares of HealthCare
                                   Consulting, Inc. ("HCI"), a management
                                   services organization for physicians, all of
                                   the membership interests in HCI Ventures, LLC
                                   ("HCIV"), an organization which provides
                                   capital to management services organizations,
                                   and all of the assets of Employee Benefits
                                   Services, Inc. ("EBSI"), a provider of
                                   employee benefits services (collectively, the
                                   "Practice Management and Financial Services
                                   Acquisition"). HCI, HCIV and EBSI have
                                   extensive experience providing practice
                                   management, financial, benefits and tax
                                   services to physicians. The Practice
                                   Management and Financial Services Acquisition
                                   will permit the Company to expand its
                                   practice management and financial services
                                   and to begin to offer employee benefits
                                   services. The Company's insureds are a
                                   potential new market for HCI, HCIV and EBSI,
                                   while HCI's, HCIV's and EBSI's clients are a
                                   potential new market for the Company's core
                                   insurance products in Virginia.

                                   The Purchase Agreements to acquire HCI, HCIV and EBSI contemplate that the Company would pay $5.1 million in cash and deliver a $300,000 mandatorily convertible note pursuant to which the Company would deliver
                                   30,000 shares of its common stock after the closing of the Stock Offering. The Company would also pay a maximum of an additional
                                   $3.1 million if HCI, HCIV and EBSI achieve earnings targets in 2000, 2001 and 2002.

Description of the Mutual Holding
 Company Structure...............  The Company is organized in a mutual holding company structure and is an indirect
                                   subsidiary of the Mutual Holding Company. The
                                   shares sold in the Stock Offering will
                                   represent a minority ownership interest of
                                   40% of Group's common stock. Except for

                                   the 30,000 shares delivered in connection with the Practice Management and Financial
                                   Services Acquisition, the remaining shares of Group's common stock will be owned by NCRIC
                                   Holdings, a wholly-owned subsidiary of the Mutual Holding Company. Under District of
                                   Columbia law, the Mutual Holding Company must at all times own, directly or indirectly, a majority of the voting shares of NCRIC.

                                   The mutual holding company structure differs in significant respects from the stock holding company structure that is used in a full demutualization transaction. A reciprocal insurance company that reorganizes to stock form of organization using the mutual holding company structure sells only a minority of its shares at the time of any offering. By doing so, a reorganizing company will raise less than half the capital that would be raised in a full demutualization transaction. The shares that are issued to the mutual holding company may be subsequently offered for sale to certain policyholders of the reorganized stock company and others if the mutual holding company converts to stock form in a demutualization transaction.

                                   Because the Mutual Holding Company is a
                                   mutual corporation, its actions will not necessarily always be in the interests of the Company's stockholders. In making business decisions, the Mutual Holding Company's Board of Directors will consider a variety of constituencies, including the members of the Mutual Holding Company, the policyholders of NCRIC and the employees of the Company. The
                                   Boards of Directors of the Mutual Holding
                                   Company, Holdings and Group each include two persons who are not policyholders or members of management of NCRIC. The interests of the stockholders of the Company and those of the Mutual Holding Company's other constituencies may be the same in many circumstances. For example, all of the constituencies benefit from the ongoing profitability of the Company and continued quality service to NCRIC policyholders.

Organizational Structure.........  The following chart illustrates the organization of the Mutual Holding Company
                                   and its subsidiaries. The chart gives effect
                                   to the issuance of stock in the Stock
                                   Offering assuming that the maximum number of
                                   Shares are issued.

                                                                         -------------------------
                                                                              NCRIC, A Mutual
                                                                              Holding Company
                                                                          (a District of Columbia
                                                                              mutual insurance
                                                                              holding company)
                                                                         -------------------------
                                                                         100%
                                                                          of
                                                                        shares
                                                                         -------------------------
                                                                            NCRIC Holdings, Inc.
                                                                          (a District of Columbia
                                                                           stock holding company)
                                                                         -------------------------
                                                                          60%                             40%         --------------
                                                                          of                           of shares          Public
                                                                        shares                                         Stockholders
                                                                         -------------------------                    --------------
                                                                            NCRIC Group, Inc./1/
                                                                          (a District of Columbia
                                                                           stock holding company)
                                                                         -------------------------
                                               100%                                                                         100%
                                                of                                                                           of
                                              shares                                                                       shares
                          -------------------------
                                  NCRIC, Inc.
                           (a District of Columbia
                                stock insurance
                                   company)
                          -------------------------
                   100%                        100%                         100%                                            100%
                    of                          of                           of                                              of
                  shares                      shares                       shares                                          shares
-----------------------   -------------------------   --------------------------                       -------------------------
   National Capital            NCRIC Insurance              Commonwealth                                   NCRIC Physicians
      Insurance                  Agency, Inc.             Medical Liability                                Organization, Inc.
    Brokerage, Ltd.        (a District of Columbia        Insurance Company                             (a District of Columbia
(a District of Columbia          corporation)          (a Virginia corporation)                               corporation)
     corporation)                    corporation)
-----------------------   -------------------------   --------------------------                       --------------------------

/1/ HCI and HCIV will be wholly owned by Group. The assets of EBSI will be owned by HCI.

Business Strategy................  The Company's strategy is to provide innovative, value-based, cost-effective
                                   insurance products and practice management
                                   and financial services to physicians and
                                   other healthcare providers in the Mid-
                                   Atlantic region. To achieve this goal, the
                                   Company must supply comprehensive services
                                   and timely solutions in a changing and
                                   increasingly competitive healthcare
                                   environment while maintaining financial
                                   integrity through prudent underwriting,
                                   conservative investing and controlled growth.

                                   The key elements of the Company's strategy are to:

                                   . maintain its strong franchise and close
                                     relationship with the District of Columbia medical community;

                                   . enhance its insurance product offerings to
                                     increase sales and strengthen ties with
                                     physicians;

                                   . expand its market share of the Mid-Atlantic
                                     medical professional liability insurance market;

                                   . expand its ability to provide practice
                                     management, financial, benefits and other services for physicians;

                                   . take advantage of strategic acquisition
                                     opportunities including the Practice
                                     Management and Financial Services
                                     Acquisition;

                                   . maintain underwriting discipline and
                                     emphasize profitability over premium
                                     growth;

                                   . use legal and risk management expertise to
                                     vigorously reduce loss costs; and

                                   . expand distribution channels, increasing
                                     utilization of insurance brokers and
                                     physician management organizations.

THE STOCK OFFERING

Stock Pricing and Number of
 Shares to Be Issued.............  The aggregate purchase price of the common stock is based on an independent appraisal of
                                   the estimated consolidated pro forma market
                                   value of the Company. The Company engaged RP
                                   Financial LC. ("RP Financial"), a firm
                                   experienced in corporate valuations, to
                                   perform the appraisal. RP Financial estimates
                                   that, as of September 30, 1998, the pro forma
                                   market value of the Company ranged from $23.8
                                   million to $32.2 million, with a midpoint of
                                   $28 million (the "Estimated Valuation
                                   Range"). The Company is offering 40% of its
                                   common stock in the Stock Offering which,
                                   based on the appraisal, ranges in value from
                                   $9.5 million to $12.9 million, with a
                                   midpoint of $11.2 million (the "Offering
                                   Range"). The Company is offering the common
                                   stock for sale at $10.00 per share (the
                                   "Purchase Price"), representing 952,000
                                   shares and 1,288,000 shares at the minimum
                                   and maximum of the Offering Range, with a
                                   midpoint of 1,120,000 shares. Group, in
                                   consultation with its advisers, determined
                                   the offering price per share.

                                   The appraisal estimates the consolidated pro forma market value of the Company. The appraisal is based on a review of internal projections, and a comparison of the consolidated financial condition and results of operations of the Company to medical
                                   professional liability insurance company averages and a peer group of representative publicly-owned companies. The appraisal is not intended, and must not be construed, as a recommendation by the Company, Sandler
                                   O'Neill or RP Financial as to the
                                   advisability of purchasing common stock.

                                   The appraisal will be updated immediately prior to completion of the Stock Offering. If the value reflected in the updated appraisal is within the Estimated Valuation Range, the Company will not notify subscribers of the updated appraisal and the Stock Offering will be consummated.

                                   If the value reflected in the updated
                                   appraisal is not within the Estimated
                                   Valuation Range, the Company may terminate or proceed with the Stock Offering. If the Company proceeds with the Stock Offering, the Company will deliver promptly to the subscribers an updated prospectus containing a description of the updated appraisal.
                                   Subscribers will be given the opportunity to confirm, modify or rescind their orders. The funds of all subscribers who do not confirm or modify their orders will be returned promptly with interest. Subscription orders may not be withdrawn for any reason if the updated appraisal is within the Estimated
                                   Valuation Range.

The Subscription Offering........  Pursuant to nontransferable subscription rights, Group is offering (the "Subscription
                                   Offering") shares to the following persons:
                                   (1) named insureds under policies of
                                   insurance issued by NCRIC and in force as of
                                   the close of business on December 31, 1998
                                   and extended reporting endorsement holders as
                                   of such date (collectively, the "Eligible
                                   Holders"), (2) Group's tax-qualified employee
                                   stock ownership plan (the "ESOP") and Stock
                                   Award Plan, and (3) directors, officers and
                                   employees of the Mutual Holding Company and
                                   its subsidiaries. Associates of an Eligible
                                   Holder may also purchase shares of common
                                   stock offered to the Eligible Holder.
                                   "Associates" are members of an insured's
                                   family or pension plans, other employee
                                   benefit plans, trusts and other entities
                                   established for the benefit of an insured or
                                   one or more members of his or her family.
                                   Insureds of the Company's Virginia insurance
                                   company subsidiary, Commonwealth Medical
                                   Insurance Liability Company ("CML"), are not
                                   entitled to subscription rights.

The Community Offering...........  Subject to the prior rights of subscribers in the Subscription Offering, Group is
                                   concurrently offering shares of common stock
                                   in a community offering (the

                                   "Community" Offering") to members of the general public. Preference will be given to
                                   (1) named insureds under NCRIC policies
                                   issued after December 31, 1998; (2) named insureds under CML policies; (3) providers of goods and services to the Company; and
                                   (4) residents of the District of Columbia, Maryland and Virginia. Shares sold in the Community Offering will be sold for the Purchase Price. Group reserves the absolute right to reject orders in the Community
                                   Offering, in whole or in part.

Syndicated Community Offering....  If any shares of common stock are not subscribed for in the Subscription and
                                   Community Offerings, they may be offered for
                                   sale in a syndicated community offering (the
                                   "Syndicated Community Offering"). Sandler
                                   O'Neill, as Group's agent, will assist in
                                   forming a syndicate of registered broker
                                   dealers to sell common stock on a best
                                   efforts basis. A Syndicated Community
                                   Offering will commence promptly after
                                   __________________, 1999 and must be
                                   completed within 90 days after commencement.
                                   Group reserves the absolute right to reject
                                   orders in the Syndicated Community Offering,
                                   in whole or in part.

Termination of Stock Offering
 and Closing Date................  Subscription Offering subscription rights expire at 1:00 p.m., Eastern Standard Time on
                                   ___________, 1999 (the "Subscription
                                   Expiration Date"). The Community Offering may
                                   also terminate on the Subscription Expiration
                                   Date, but may be extended until ________,
                                   1999. If the Stock Offering is not completed
                                   on or before __________, 1999 (the "Offering
                                   Termination Date"), the Company may extend
                                   the Stock Offering or terminate the Stock
                                   Offering and return all subscription funds
                                   with interest. If the Stock Offering is
                                   extended, Group will notify all subscribers
                                   and give each subscriber an opportunity to
                                   withdraw or confirm his or her subscription.
                                   If a subscription is withdrawn, or is not
                                   confirmed, the subscriber's funds will be
                                   returned promptly with interest.

Subscription Irrevocable.........  Orders to purchase common stock in the Stock
                                   Offering are irrevocable. However, in certain
                                   circumstances, Group may cancel the Stock
                                   Offering and return all subscription funds
                                   promptly to subscribers with interest. These
                                   circumstances include the number of shares
                                   subscribed for in the Stock Offering being
                                   less than 952,000 shares.

Purchase Limitations.............  No person may purchase fewer than 100 shares in the Stock Offering. The ESOP may purchase
                                   up to an aggregate of 128,800 shares of
                                   common stock or 10% of the shares of common
                                   stock offered in the Stock Offering. The
                                   Stock Award Plan may purchase 64,400 shares

                                   of common stock or 5% of the shares of common stock offered in the Stock Offering. With the exception of the ESOP and the Stock Award
                                   Plan, no person, together with his or her Associates, may purchase, in the aggregate, more than 25,000 shares of common stock.

Stock Purchase Priorities........  In the event that Group receives orders for more than 1,288,000 shares in the
                                   Subscription Offering, the Community Offering
                                   will be terminated and shares of common stock
                                   will be allocated among Subscription Offering
                                   subscribers as follows:

                                   . Each Eligible Holder, together with his or
                                     her Associates, will be entitled to
                                     purchase the lesser of (1) 25,000 shares, or (2) the number of shares for which such Eligible Holder has subscribed. Any shares remaining (up to a maximum of 1,050,800 shares) will be allocated ratably among subscribing Eligible Holders with unfilled subscriptions.

                                   . The ESOP will be entitled to purchase up to
                                     128,800 shares of common stock.

                                   . The Stock Award Plan will be entitled to
                                     purchase up to 64,400 shares of common
                                     stock.

                                   . Subscribing officers and employees of the
                                     Mutual Holding Company and its subsidiaries and certain directors of the Mutual Holding
                                     Company and its subsidiaries who are not Eligible Holders will be entitled in the aggregate to purchase up to 44,000 shares of common stock.

                                   Group is unable to predict the number of Eligible Holders who will participate in the Subscription Offering or the number of shares they will desire to purchase.

Nontransferability of
 Subscription Rights.............  No person may transfer or enter into any agreement or understanding to transfer legal
                                   or beneficial ownership of his or her
                                   subscription rights or, prior to exercise of
                                   the subscription rights, the common stock to
                                   be issued upon their exercise. Persons
                                   violating such prohibition will lose their
                                   right to purchase common stock in the Stock
                                   Offering.

Market for the Common Stock......  Group has never issued capital stock. Group expects the common stock to be quoted on the
                                   Nasdaq SmallCap Market under the symbol
                                   "___," and has filed an application with the
                                   Nasdaq Stock Market, Inc. requesting to be
                                   listed and quoted. However,

                                   there can be no assurance that an active and liquid trading market for the common stock will develop or be maintained. The existence of a public trading market having the desirable depth, liquidity and orderliness will depend upon the presence in the market of a sufficient number of both willing buyers and willing sellers at any given time. There can be no assurance that quotations will be available on the Nasdaq SmallCap Market. If you purchase shares, you may not be able to sell them when you want to at a price that is equal to or more than the price you paid.

Voting Rights....................  The common stock has one vote per share.

Use of Proceeds..................  Group estimates that it will receive net proceeds from the Stock Offering of between
                                   approximately $8,689,000 and $11,980,000,
                                   which will be used as follows:

                                   . Group intends to use $5.1 million to repay
                                     indebtedness incurred in connection with the Practice Management and Financial
                                     Services Acquisition. This includes
                                     repayment of bank debt of $2.2 million.

                                   . Up to $1,288,000 will be loaned to the ESOP
                                     to fund its purchase of common stock. Upon receipt of funds from the ESOP, Group will use the funds for general corporate purposes.

                                   . Up to $644,000 will be loaned to the Stock
                                     Award Plan to fund its purchase of common stock. Upon receipt of funds from the Stock
                                     Award Plan, Group will use the funds for general corporate purposes.

                                   . Group will retain the balance for expansion
                                     and diversification of the Company's
                                     activities, and for other general corporate purposes. Pending such use, the funds will be invested in interest-bearing securities.

Dividend Policy..................  Declaration of dividends by Group's Board of
                                   Directors depends on a number of factors,
                                   including the requirements of applicable law
                                   and the determination by Group's Board of
                                   Directors that the net income, capital and
                                   financial condition of the Company, industry
                                   trends, general economic conditions and other
                                   factors justify the payment of dividends. At
                                   present, Group has not determined whether it
                                   intends to pay dividends to its stockholders
                                   in the foreseeable future. There can be no
                                   assurance that dividends will be paid or, if
                                   paid initially, that they will continue to be
                                   paid in the future.

Purchase of Common Stock
 by Management...................  Directors and officers of the Mutual Holding
                                   Company and its subsidiaries, together with
                                   their Associates, propose to purchase, in the
                                   aggregate, approximately 132,000 shares of
                                   common stock in the Stock Offering, which
                                   equals 10.2% of the common stock to be issued
                                   in the Stock Offering assuming an offering at
                                   the maximum of the Offering Range.

Benefits to Management...........  The full-time employees of NCRIC will participate in the ESOP, which is a form of
                                   retirement plan that will purchase up to
                                   128,800 shares in the Subscription Offering.
                                   Directors, officers and employees of the
                                   Mutual Holding Company and its subsidiaries
                                   will participate in a Stock Award Plan that
                                   will purchase up to 64,400 shares in the
                                   Subscription Offering. Group will loan the
                                   ESOP and the Stock Award Plan funds to enable
                                   each entity to purchase shares in the
                                   Subscription Offering.

                                   Directors, officers and employees of the Mutual Holding Company and its subsidiaries will also participate a Stock Option Plan.
                                   The Stock Option Plan will include up to 64,400 shares. Shares issued under the Stock
                                   Option Plan will not be part of the Stock
                                   Offering. Purchasers of shares issued on the exercise of an option under the Stock Option
                                   Plan will pay the fair market value of the shares on the date of the grant of the stock option.

                                   Group has not determined the number of shares to be awarded or option's granted to any director, officer or employee under a benefit plan.

                                  RISK FACTORS

     You should carefully consider the "Risk Factors" and other information in this Prospectus prior to making an investment decision regarding the common stock.

POSSIBLE ADVERSE IMPACT OF CONCENTRATION OF BUSINESS

     Substantially all of NCRIC's premiums are generated from medical professional liability insurance policies issued to physicians. As a result, negative developments in the economic, competitive or regulatory conditions affecting the medical professional liability insurance industry, particularly as such developments might affect medical professional liability insurance for physicians, could have a material adverse effect on the Company's financial condition and results of operations.

     In 1997, approximately 90% of the Company's direct premiums written were generated in the District of Columbia. The revenues and profitability of the Company are, therefore, subject to prevailing regulatory, economic, competitive and other conditions in the District of Columbia medical community.

VOLATILITY OF OPERATING RESULTS OF MEDICAL PROFESSIONAL LIABILITY INSURERS

     The operating results of medical professional liability insurers are subject to significant fluctuation due to a number of factors, including adverse claims experience, regulation, competition, judicial trends, changes in the investment and interest rate environment and general economic conditions. Changes in the supply of, and the pricing for, medical professional liability insurance and reinsurance, which historically have been highly cyclical, may affect the Company's operating results. The unpredictability of claims experience and competitive nature of the medical professional liability insurance industry has contributed historically to significant quarter-to-quarter and year-to-year fluctuations in the underwriting results and net earnings of the Reciprocal. Because of these and other factors, historic results of operations may not be indicative of future operations.

     The availability of medical professional liability insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the medical professional liability industry has tended to fluctuate in cyclical patterns characterized by periods of greater competition in pricing and underwriting terms and conditions (a "soft insurance market") followed by periods of capital shortage and lesser competition (a "hard insurance market"). In a soft insurance market, competitive conditions could result in unprofitable premium rates and underwriting terms and conditions. For a number of years, the medical professional liability insurance industry in the District of Columbia and in many states has experienced a soft insurance market. There is a risk that industry conditions will not improve or will further deteriorate. In addition, an improvement in the medical professional liability insurance industry may not benefit the Company.

HIGHLY COMPETITIVE NATURE OF INSURANCE INDUSTRY

     The physician medical professional liability insurance market in the District of Columbia, the Company's principal market, is highly competitive. Competition is based on many factors, including perceived financial strength of the insurer, premiums charged, dividend policy, policy terms and conditions, service, reputation and experience. According to A.M. Best, in 1997 there were at least 25 companies that wrote medical professional liability insurance in the District of Columbia. The Company's principal competitors for physicians and medical groups are CNA Insurance Group, Inc. and American International Group, Inc. According to A.M. Best, the Company has 44% of the direct written premiums generated in the District of Columbia physician and hospital professional liability market. The Company's two principal competitors have a combined market share of 30%. However, the A.M. Best data includes insurance purchased by institutions such as hospitals, which the Company does not insure, but which are insured by its principal competitors. Thus, the A.M. Best data does not accurately reflect the Company's share of the medical professional liability insurance markets in which it participates. Many of the Company's current and potential competitors have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. There is a risk that the Company will not be able to compete effectively against these potential and existing competitors.

     As the Company expands into new product lines and new geographic markets, it will compete with established companies which have existing relationships with the physicians and other healthcare providers that the Company will seek to insure. Competitors may also have existing relationships with insurance brokers or other distribution channels. These factors may adversely affect the Company's profitability.

POSSIBLE ADVERSE EFFECT OF CHANGES IN LOSS AND LAE RESERVES

     The reserves for losses and loss adjustment expenses ("LAE") established by the Company are estimates of amounts needed to pay reported and unreported claims and related LAE. Establishment of appropriate reserves is an uncertain process involving estimates of future losses. The estimates assume the ultimate cost of settling such claims based on information then known, predictions of future events, estimates of future trends in claims frequency and severity, judicial theories of liability, legislative activity and other factors. In addition, the medical professional liability insurance industry is subject to a relatively high severity of claims. If the Company experiences greater than expected severity and frequency of claims there is a risk that currently established reserves will prove inadequate.

     The inherent uncertainty is greater for certain types of insurance, such as medical professional liability insurance, because lengthy periods may elapse before notice of a claim or a determination of liability. Medical professional liability claims and expenses may be paid over a period of 10 or more years, which is longer than most property and casualty claims. Trends in losses on "long-tail" medical professional liability policies may be slow to emerge. Accordingly, the Company may not promptly modify underwriting practices and change its premium rates to reflect underlying loss trends. In addition, changes in the practice of medicine and healthcare delivery, such as the emergence of new, larger medical groups that do not have an established claims history and additional claims resulting from restrictions on treatment by managed care organizations, may require the Company to adjust its underwriting and reserving practices.

     The Company cannot predict clusters of cases, such as breast implant or "Fen-Phen" cases. There is also the risk of a very high jury award being rendered against the Company. According to the National Practitioner Data Bank, between September 1, 1990 and December 31, 1996, the District of Columbia had the highest cumulative mean medical liability payment average in the United States at $299,045. The next closest jurisdiction is Alabama with a cumulative mean medical liability payment of $261,233 during the same period. There is little current political support for tort reform in the District of Columbia which, if implemented, might reduce the average medical liability payment.

CHANGES IN HEALTHCARE

     Federal and state governments recently have focused on reforming the healthcare system. Public discussion on a broad range of healthcare reform measures will likely continue in the future. These measures include spending limits, price controls, limits on increases in insurance premiums, limits on the liability of doctors and hospitals for tort claims and changes in the healthcare insurance system. The Company cannot predict which, if any, reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. While some of these proposals could be beneficial to the Company, the adoption of others could have a material adverse effect on the Company's financial condition or results of operations.

     In addition to regulatory and legislative efforts, significant market driven changes have affected the healthcare environment in recent years. In particular, "managed care" has negatively impacted or threatened to impact the medical practice and economic independence of physicians. Physicians have had difficulty conducting a traditional fee for service practice and many have joined or affiliated with managed care organizations, healthcare delivery systems or practice management organizations. This consolidation has reduced the role of the physician and the medical group in the medical professional liability purchasing decision. In addition, the consolidation could reduce primary medical professional liability insurance premiums paid by healthcare systems, as larger healthcare systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies. In 1997, 48% of the Company's gross premiums came from physicians practicing alone or in groups of less than three physicians. These factors could have a material adverse effect on the Company's profitability.

REGULATORY AND RELATED MATTERS

     The Company's business is subject to supervision and regulation by the District of Columbia Department of Insurance and Securities Regulation (the "DISR") and state insurance authorities in each state in which it transacts business. Such supervision and regulation relate to the Company's business and financial condition, including:

 .  limitations on lines of business;

 .  underwriting limitations;

 .  the setting of premium rates;

 .  the establishment of standards of solvency;

 .  statutory surplus requirements;

 .  the licensing of insurers and agents;

 .  concentration of investments;

 .  levels of reserves;

 .  the payment of dividends;

 .  transactions with affiliates; and

 .  the approval of policy forms.

Such regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. Changes in regulation could significantly reduce or eliminate the Company's ability to carry on its current business lines profitably. See "Business -- Regulation."

     Changes in state regulatory oversight and various proposals at the federal level may in the future adversely affect the Company's results of operations.
In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (the "NAIC") and state insurance regulators are reexamining existing laws and regulations, which in many states has resulted in the adoption of certain laws that specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital ("RBC") guidelines, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends. See "Business -- Regulation."

POSSIBLE ADVERSE IMPACT OF CHANGE IN A.M. BEST RATING

     Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. NCRIC is rated "A- (Excellent)" by A.M. Best, the fourth highest rating of 15 ratings assigned by A.M. Best. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities. NCRIC's rating is subject to periodic review by A.M. Best. If A.M. Best reduces NCRIC's rating from its current level, the Company's results of operations could be adversely affected because it may be more difficult to attract insureds and to develop a network of insurance intermediaries.

REINSURANCE

     The Company's ability to provide medical professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part on its ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. The amount and cost of the Company's reinsurance is governed by prevailing market conditions beyond the control of the Company. At certain times in the past, reinsurance has been either unavailable or prohibitively expensive.

     While the Company seeks to obtain reinsurance with coverage limits that it believes are appropriate for the risk exposures it assumes, there is a risk that losses experienced by the Company will not be within the coverage limits of its reinsurance treaties and facultative arrangements. In addition, in the future, the Company may reduce its reliance on reinsurance by increasing the maximum exposure retained by the Company on individual medical professional liability risks. The Company may rely, in part, on the additional capital raised in the Stock Offering to protect itself in the event of individual losses up to an increased maximum exposure amount under its reinsurance agreements. Any decrease in reinsurance will increase the Company's risk of loss.

     The Company is subject to credit risk with respect to its reinsurers because reinsurance does not relieve the Company of its obligation to pay claims to its insureds for the risks ceded to reinsurers. A significant reinsurer's inability or refusal to make payment under reinsurance terms could have a material adverse effect on the Company. See "Business -- Reinsurance."

EXPANSION INTO NEW MARKETS

     The Company's business strategy includes expanding and diversifying its product lines. This will require adequate capital, marketing success and the ability to set profitable rates and comply with applicable regulatory requirements. The Company may also pursue growth through the acquisition of other medical professional liability insurers or other entities. The Company may not be successful in pursuing acquisition opportunities and any businesses it acquires may not perform as well as expected. If the Company is unable to successfully implement its business strategy, this inability could have a material adverse effect on the Company's business or financial results. See "Business -- Business Strategy" and "Business -- Practice Management and Financial Services Acquisition."

     Expansion and diversification of product lines into areas where the Company is inexperienced will require the attraction and retention of qualified personnel. Competition for such personnel may be intense, and the Company may not be able to attract and retain such personnel. In addition, the Company will have to seek distribution channels in its new markets and for its new products, which channels may not be available to the Company. This will increase the Company's dependence on insurance brokers and other intermediaries. In addition, there is a risk that such brokers and other intermediaries will not be willing to offer the Company's products or will only do so if the Company contractually agrees not to directly market its policies to clients of the insurance broker.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its ability to successfully implement its business strategy and to operate profitably depends on the continued employment of its senior management team led by R. Ray Pate, Jr. If Mr. Pate or other members of the management team become unable or unwilling to continue in their present positions, the Company's business and financial results could be materially adversely affected. The Company has entered into employment agreements with Mr. Pate and Stephen S. Fargis. See "Management."

GUARANTY FUND, ASSESSMENTS AND OTHER LIABILITIES

     Property and casualty insurers like NCRIC are subject to assessments in most states where they are licensed for the provision of funds necessary for the settlement of covered claims under certain policies of impaired, insolvent or failed insurance companies. Maximum contributions required by law in any one year vary by jurisdiction, and have historically been between 1% and 2% of annual premiums written. While NCRIC will not necessarily be liable to pay assessments each year, the insolvency of another insurance company could result in the maximum assessment being imposed on NCRIC over several years. The Company cannot predict with certainty the amount of future assessments but expects assessments in 1998 to be levied by the District of Columbia, Maryland, Virginia and West Virginia. In each of these four jurisdictions, the amount of the assessment under current law cannot exceed 2% of the direct premiums written by the Company in that jurisdiction. Significant assessments could have a material adverse effect on the Company's financial condition or results of operations.

MINORITY PUBLIC OWNERSHIP AND CONTROL BY THE MUTUAL HOLDING COMPANY

     Under District of Columbia law, the Mutual Holding Company must own, directly or indirectly, a majority of NCRIC's outstanding voting shares. The Mutual Holding Company will initially own almost 60% of Group's common stock outstanding at the completion of the Stock Offering. Group will own 100% of NCRIC's common stock. The Mutual Holding Company's executive officers and directors initially will consist of persons who were executive officers and directors of the Reciprocal and its attorney-in-fact. Assuming shares are sold at the maximum of the Offering Range and including shares held by the Mutual Holding Company, Group's officers and directors may control up to 3.4% of Group's common stock outstanding following the Stock Offering. Such percentage may increase assuming the exercise of stock options granted pursuant to the Stock Option Plan and awards of shares under the ESOP and the Stock Award Plan. The Mutual Holding Company will elect all members of the Board of Directors of Group and, with certain exceptions, will control the outcome of matters presented to the stockholders of Group for resolution by vote. Therefore, the Mutual Holding Company, acting through its Board of Directors, will be able to control the business and operations of the Company and will be able to prevent any challenge to the ownership or control of Group by stockholders other than the Mutual Holding Company. Although District of Columbia law permits the Mutual Holding Company to convert to the stock form of organization, there is a risk that a conversion of the Mutual Holding Company may not occur. See "-- Possible Adverse Impact of Conversion of the Mutual Holding Company to the Stock Form of Organization."

     Purchasers of the common stock will be minority stockholders of Group and will have limited influence in electing directors or otherwise directing the affairs of the Company as long as the Mutual Holding Company remains in existence. There is a risk that the Mutual Holding Company will take action that individual minority stockholders believe to be contrary to their interests.

CONTROL OF BOARDS OF DIRECTORS BY POLICYHOLDERS

     The Mutual Holding Company's bylaws provide that 15 of 18 of the members of the Mutual Holding Company's Board of Directors must be policyholders of NCRIC. The Decision and Order of the District of Columbia Commissioner of Insurance and Securities (the "Commissioner") permitting the Reorganization requires that at least two-thirds of the members of the Mutual Holding Company's Board of Directors must be policyholders of NCRIC. Currently, there are three non-policyholders on the Mutual Holding Company's 18-member Board of

Directors. Accordingly, the ultimate governance of the Company will remain in the hands of policyholders of NCRIC. In addition, 7 of 10 members of Group's and NCRIC Holding's Boards of Directors and 7 of 8 members of NCRIC's Board of Directors are currently policyholders of NCRIC. The Decision and Order of the Commissioner requires that at least two-thirds of NCRIC's Board of Directors must be policyholders of NCRIC.

RELATIONSHIP WITH THE MUTUAL HOLDING COMPANY; POTENTIAL CONFLICTS OF INTEREST

     The Mutual Holding Company is a mutual insurance holding company which is operated for the benefit of its members. The members of the Mutual Holding Company are policyholders of NCRIC. The interests of the Mutual Holding Company may conflict with the interests of other stockholders of the Company. The Boards of Directors of the Mutual Holding Company and Group, each of which includes two persons who are not policyholders or members of management of NCRIC, will seek to balance appropriately the interests of stockholders and policyholders. See "Certain Agreements" and "Management."

CONVERSION OF THE MUTUAL HOLDING COMPANY TO THE STOCK FORM OF ORGANIZATION

     District of Columbia law permits the Mutual Holding Company to convert from the mutual to the stock form of organization. There is a risk that such a transaction will never occur, and the Board of Directors has no current intention or plan to undertake such a transaction. District of Columbia law provides that if the Mutual Holding Company were to convert to the stock form of organization, eligible policyholders would receive the right to subscribe for additional shares of the new stock holding company that would be formed in the demutualization. It is Group's intention, in accordance with District of Columbia law, that in a demutualization, each share of common stock outstanding and held by persons other than the Mutual Holding Company would be converted automatically into shares of common stock of the new stock holding company. Specifically, the number of shares that each stockholder would receive would be determined pursuant to an exchange ratio that ensures that after the transaction the percentage of the to-be outstanding shares of the new stock holding company received by such stockholder in exchange for his or her common stock equals the percentage of the outstanding shares of common stock owned by such stockholder immediately prior to the demutualization. To date, the Commissioner has not issued regulations regarding the conversion of a District of Columbia mutual holding company to stock form, and there is a risk that such regulations will not be effective at such time as the Mutual Holding Company may wish to undertake a demutualization. Moreover, there is a risk as to what form any such regulations may take and any conditions the Commissioner may impose on such a demutualization.

     Under legislation recently approved by the Council of the District of Columbia, prior to the implementation of a proposed full demutualization, a tender offer for more than 50% of the outstanding shares of the corporation is prohibited unless approved by the Commissioner.

HOLDING COMPANY STRUCTURE; DIVIDENDS

     Group's ability to meet its ongoing obligations in the future may depend upon the receipt of sufficient funds from NCRIC in the form of dividends, interest payments, loans, expense reimbursement and tax payments. District of Columbia law regulates the payment of dividends by NCRIC to the Company.
Current law permits NCRIC to pay dividends of no greater than (1) 10% of the Company's capital and statutory surplus as of the preceding year end or (2) the net income (excluding realized capital gains) for the previous calendar year.
In calculating net income under the test, NCRIC may carry forward net income (excluding realized capital gains) from the previous two calendar years that has not been paid out as dividends. District of Columbia law gives the Commissioner broad discretion to disapprove dividends even if the dividends are within the above-described limits. Based on this limitation and 1997 results, NCRIC would have been able to pay approximately $2 million in dividends to the Company in 1998 under the stated formula. NCRIC has the ability to loan funds to Group with the approval of the Commissioner.

ABSENCE OF SIMILAR STRUCTURES INVOLVING INSURANCE COMPANIES

     Although there are numerous thrift institutions that are controlled by a mutual holding company and have public stockholders who own a minority of the outstanding shares, the Company knows of only one insurance company that has a mutual holding company as a parent and has public stockholders who own a minority of the outstanding shares. As a result, there is little experience on which to base predictions concerning the responses the Company will receive from its regulators, the marketplace and others.

REDUCED RETURN ON EQUITY AFTER STOCK OFFERING

     Return on equity (net income for a given period divided by average equity during that period) is a ratio used by many investors to compare the performance of a particular insurance organization to its peers. The Company's equity will significantly increase as a result of the net proceeds received in the Stock Offering. The Company anticipates that, aside from its investment in HCI, HCIV and EBSI, it will take time to prudently deploy the capital raised in the Stock Offering. Following the Stock Offering, the Company's return on equity will significantly decrease and will be less than the average return on equity for publicly traded insurance companies and their holding companies.

EXPENSES ASSOCIATED WITH ESOP, STOCK OPTION PLAN AND STOCK AWARD PLAN

     The Company may recognize material employee compensation and benefit expenses relating to the ESOP and the Stock Option and Stock Award Plans. The Company cannot predict the aggregate amount of these new expenses at the present time because applicable accounting practices require that in some cases such expenses be measured based on the fair market value of the shares of common stock. In the case of the ESOP, fair market value will be measured when shares are committed to be released for allocation to the ESOP participants; in the case of the Stock Award Plan, fair market value will be measured at the grant date and amortized over the vesting period except to the extent that the vesting schedule of a stock award includes particular operating performance conditions in which case the fair market value will be measured when the conditions are satisfied; in the case of stock options, an expense is recognized with respect to options granted to non-employee directors, based upon the amortization of the initial value of such options over their vesting period and no expense is recognized on Group's financial statements with respect to options granted to employees. These expenses have been reflected in the pro forma financial information under "Pro Forma Data" assuming the Purchase Price ($10.00 per share) represents the fair market value for accounting purposes. Actual expenses, however, will be based on the fair market value of the common stock at future dates, which may be higher or lower than the Purchase Price.

POSSIBLE ADVERSE IMPACT OF BROAD VALUATION RANGE

     If the value reflected in the updated appraisal is within the Estimated Valuation Range and Group receives purchase orders for at least 952,000 shares, Group will complete the Stock Offering. Group will sell between 952,000 shares and 1,288,000 shares if any shares are sold. There is a difference of $3,360,000 between the minimum and the maximum of the Offering Range. As a result, the percentage interest in Group that a subscriber for a fixed number of shares of common stock will have is approximately 26% smaller if 1,288,000 shares are sold than if 952,000 shares are sold. Furthermore, as a result of this broad range, the updated appraisal may estimate a consolidated pro forma market value for the Company that is materially more or less than the aggregate dollar amount of purchase orders received by Group. Persons delivering purchase orders will not receive a refund or have any right to withdraw orders if the updated appraisal estimates a consolidated pro forma market value that is within the Estimated Valuation Range, but is less than 2.5 times the aggregate dollar amount of orders received by Group. Therefore, subscribers, in the aggregate and on a per share basis, may pay materially more for the common stock than 40% of the estimated consolidated pro forma market value of the Company. Accordingly, there is a risk that the market price for the common stock immediately following the Stock Offering will not equal or will not exceed the Purchase Price.

DILUTIVE EFFECT OF ESOP, STOCK OPTION PLAN AND STOCK AWARD PLAN

     Group intends to transfer shares of common stock to certain officers, directors and employees through the ESOP, Stock Option Plan and Stock Award Plan. These transfers will reduce Group's book value and earnings per share and may reduce the trading price of the common stock. If the shares for the Stock Option Plan are issued from Group's authorized but unissued common stock, the book value and earnings per share of minority stockholders may be diluted, and the trading price of Group's common stock may be reduced. See "Pro Forma Data" and "Management Compensation."

EFFECT OF PARTIAL SUBSCRIPTION FOR SHARES; AMENDMENT, CANCELLATION OR RESCISSION OF THE SUBSCRIPTION OFFERING

     The sale of less than the maximum number of Shares offered in the Subscription Offering and the Company's failure to complete the Community Offering or the Syndicated Community Offering might have an adverse effect on:

 .  the market for the common stock;

 . the ability of the purchasers of Shares in the Subscription Offering to resell such Shares; and

 . the ability of the Company to raise additional capital in the equity markets in the future.

In addition, the Company may amend, cancel or rescind the Subscription Offering in its sole discretion at any time prior to the closing of the Stock Offering; accordingly, there is a risk that any person who subscribes for Shares will not be able to purchase such Shares. See "The Stock Offering -- The Subscription Offering."

NO PRIOR MARKET FOR COMMON STOCK; NO ASSURANCE OF ACTIVE AND LIQUID TRADING MARKET; POSSIBLE VOLATILITY OF COMMON STOCK PRICE

     Prior to the Stock Offering there has been no public market for shares of the Company's common stock. Application has been made for quotation of the common stock on the Nasdaq SmallCap Market. There is a risk, however, that an active trading market for the common stock will not develop, or, if developed, will not continue. The development of a liquid market depends on the participation of willing buyers and sellers, which is not within the control of the Company. The Company cannot assure investors that an active and liquid trading market for the common stock will develop or that, if developed, it will continue. The price at which the common stock is sold in the Stock Offering may not be indicative of the market price of the common stock after completion of the Stock Offering. In addition, factors such as variations in the Company's financial results or other developments affecting the Company could cause the market price of the common stock to fluctuate significantly after the Stock Offering.

STOCK MARKET VOLATILITY

     The market for publicly traded shares, including the shares of insurance companies and insurance holding companies, has been volatile with very wide price swings. The fluctuations in trading prices may be unrelated to the operating performance of particular companies whose shares are traded. After the Stock Offering, the trading price of the common stock will be determined by the marketplace, and may be influenced by many factors, including investor perceptions of the Company and the professional medical liability insurance industry and general industry and economic conditions. Due to possible continued market volatility, the Company cannot assure you that, following the Stock Offering, the trading price of the common stock will be at or above the initial offering price.

RISK OF DELAYED STOCK OFFERING

     Group expects to complete the Stock Offering within the time periods indicated in this Prospectus. Nevertheless, it is possible, although not anticipated, that adverse market, economic or regulatory conditions, or other factors could significantly delay the completion of the Stock Offering and result in increased costs or changes in the Estimated Valuation Range. Subscription Offering subscription rights expire on ___________, 1999. The Community Offering could be extended to ____________, 1999. The Syndicated Community Offering could be extended until ___________, 1999. If the Stock Offering is not completed by ____________, 1999, the Stock Offering will be terminated and all funds held will be promptly returned with interest.

YEAR 2000 ISSUE

     Many computer systems and computer programs accommodate only two-digit fields to represent a given year (for example, "98" represents 1998). The computer hardware and software automatically understand the two-digit indicator to be associated with the twentieth century and assign the first two digits as "19." Therefore, these computer systems are unable to recognize post-twentieth century dates and to properly accept, process or display information related to the next century. This could result in system or electronic equipment failures, or miscalculations causing disruption of the Company's business operations.

     The Company uses computer based systems extensively and, based on the reviews carried out to date, the Company has determined that it must modify or replace portions of its software or hardware so that its computers will properly utilize dates beyond December 31, 1999. As of September 30, 1998, the Company estimates that its year 2000 compliance program is substantially complete. Management expects testing and implementation to be completed during 1999.
Total costs recorded as of December 31, 1997 relating to year 2000 compliance are approximately $36,000. The Company expects to spend approximately an additional $15,000 to complete the project. The Company expenses its costs associated with year 2000 compliance and does not expect that such costs will be material. There is a risk that year 2000 problems, including the identification and remediation of all relevant year 2000 problems in a timely manner, will have a material adverse effect on the Company.

                               THE STOCK OFFERING

OFFERING OF COMMON STOCK

     The Company is offering shares of common stock in the Subscription Offering first to the Eligible Holders, second to the ESOP, and third to certain directors, officers and employees of the Mutual Holding Company and its subsidiaries. The Company is also concurrently offering common stock to the general public in the Community Offering. Purchase orders received in the Community Offering will be subordinated to the subscription rights in the Subscription Offering. It is anticipated that all shares not subscribed for in the Subscription Offering or the Community Offering will be offered by the Company to the general public in the Syndicated Community Offering. See "Purchases in the Stock Offering -- Syndicated Community Offering."

     The completion of the Stock Offering is subject to market conditions and other factors beyond the Company's control. In the event that the Stock Offering is not completed, all subscription funds will be promptly returned to subscribers with interest. In addition, the Company would be required to charge all offering expenses against current income.

THE SUBSCRIPTION OFFERING

     Nontransferable subscription rights to purchase shares of common stock are being issued, at no cost, to all persons entitled to purchase stock in the Subscription Offering. The amount of common stock that Eligible Holders may purchase will be determined, in part, by the total number of shares of common stock for which such Eligible Holders subscribe and the availability of common stock for purchase under the following categories:

     Subscription Category No. 1 is reserved for Eligible Holders. Each Eligible Holder will receive, without payment, subscription rights to purchase at the Purchase Price up to 25,000 shares of common stock subject to reallocation. See "-- Stock Purchase Priorities."

     Subscription Category No. 2 is reserved for the ESOP and the Stock Award Plan, which will receive, without payment, nontransferable subscription rights to purchase at the Purchase Price, in the aggregate, up to 128,800 shares or 10% and up to 64,400 or 5%, respectively, of the shares of common stock being offered in the Stock Offering.

     Subscription Category No. 3 is reserved for directors, officers and employees of the Mutual Holding Company and its subsidiaries who are not policyholders of NCRIC. Each such person will receive, without payment, subscription rights to purchase up to 25,000 shares of common stock subject to reallocation. See "-- Stock Purchase Priorities."

     The Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for common stock reside. However, no person will be offered or allowed to purchase any common stock under the Plan if he or she resides in a foreign country or in a state of the United States with respect to which any or all of the following apply: (1) compliance with securities laws or other laws would, in the opinion of the Company, be onerous or impracticable for reasons of cost or otherwise;
(2) a small number of persons otherwise eligible to subscribe for shares under the Stock Offering reside in such state or foreign country; (3) the granting of subscription rights or the offer or sale of shares of common stock to such persons would require Group or NCRIC or its employees to register, under the securities laws of such state, as a broker, dealer, salesman or agent or to register or otherwise qualify its securities for sale in such state or foreign country; or (4) such registration or qualification would be impracticable for reasons of cost or otherwise. No payments will be made in lieu of the granting of subscription rights to any such person.

STOCK PURCHASE PRIORITIES

     If orders for more than 1,050,800 shares are received in the Subscription Offering, shares of common stock will be allocated as follows:

 .    CATEGORY 1.  An aggregate of 1,050,800 shares of common stock (or 81.6% of the maximum shares of common stock offered in the Stock Offering) will be allocated among subscribing Eligible Holders. Each Eligible Holder will be entitled, to the extent possible, to purchase the lesser of (1) 25,000 shares, or (2) the number of shares for which such Eligible Holder has subscribed. Any shares of common stock remaining after such initial allocation will be allocated among the Eligible Holders whose subscriptions remain unsatisfied in the proportion in which the aggregate number of shares as to which each such Eligible Holder's subscription remains unsatisfied bears to the aggregate number of shares as to which all Eligible Holders' subscriptions remain unsatisfied; provided, however, that no fractional shares of common stock will be issued. Insureds of CML will not be entitled to subscription rights.

 .    CATEGORY 2.  The ESOP will be entitled to purchase up to 128,800 shares (or
     10% of the maximum shares of common stock offered in the Stock Offering), and the Stock Award Plan will be entitled to purchase up to 64,400 shares (or 5% of the maximum shares of common stock offered in the Stock
     Offering).

 .    CATEGORY 3.  Up to 44,400 shares (or 3.4% of the maximum shares of common stock offered in the Stock Offering) will be allocated among subscribing directors, officers and employees of the Mutual Holding Company and its subsidiaries who are not policyholders of NCRIC, plus any shares available to Eligible Holders but not purchased by them. In the event of an oversubscription among such persons, shares of common stock will be allocated in the proportion in which the number of shares subscribed for by each such person bears to the aggregate number of shares subscribed for by all such persons.

COMMUNITY OFFERING

     Concurrently with the Subscription Offering, Group is offering shares of the common stock to the general public in the Community Offering. Preference in the Community Offering will be given to: (1) holders of policies of insurance originally issued after December 31, 1998, (2) providers of goods or services to, and identified by, the Company and (3) natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts) who reside in the District of Columbia or the states of Virginia and Maryland (the "Local Community"). The term "resident," as used in relation to the preference afforded natural persons in the Local Community, means any natural person who occupies a dwelling within the Local Community, has an intention to remain within the Local Community for a period of time (manifested by establishing a physical, ongoing, non-transitory presence within one of the jurisdictions in the Local Community) and continues to reside in the Local Community at the time of the Community Offering. Group may utilize policyholder records or other evidence provided to it to make the determination whether a person is a resident of the Local Community. In the case of a corporation or other business entity, such entity shall be deemed to be a resident of the Local Community only if its principal place of business or headquarters is located within the Local Community. All determinations as to the status of a person as a resident of the Local Community shall be made by Group in its sole and absolute discretion.

     Subscriptions for common stock received from members of the general public in the Community Offering will be subject to the availability of shares of common stock after satisfaction of all subscriptions in the Subscription Offering. If 952,000 or more shares of common stock are subscribed for in the Subscription Offering, the Company, in its sole discretion, will determine whether to accept subscriptions for shares in the Community Offering. If 1,288,000 or more shares of common stock are subscribed for in the Subscription Offering, no shares will be sold in the Community Offering. THE RIGHT OF ANY PERSON TO PURCHASE SHARES IN THE COMMUNITY OFFERING, INCLUDING THE PREFERRED SUBSCRIBERS DESCRIBED IN CLAUSES (1)-(3) ABOVE, IS SUBJECT TO THE ABSOLUTE RIGHT OF GROUP TO ACCEPT OR REJECT SUCH PURCHASES IN WHOLE OR IN PART.

THE APPRAISAL

     The aggregate Purchase Price of the common stock was determined pursuant to the appraisal conducted by RP Financial. RP Financial, as part of its financial advisory business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions and private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions. RP Financial will receive a fee from the Company of approximately $25,000 for the appraisal.

     The appraisal is based on a review of internal estimations, and a comparison of the Company's performance relative to medical professional liability insurance company averages and a peer group of representative publicly-owned medical professional liability insurance companies. In preparing the appraisal, RP Financial assumed that the financial and statistical information provided by the Company was accurate and complete. RP Financial did not independently verify the financial statements and other information provided by the Company or value independently the assets and liabilities of the Company. The appraisal considers the Company as a going concern only and is not an indication of the liquidation value of the Company. THE APPRAISAL IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND BY THE MUTUAL HOLDING COMPANY OR ANY OF ITS SUBSIDIARIES, SANDLER O'NEILL OR RP FINANCIAL AS TO THE ADVISABILITY OF PURCHASING COMMON STOCK.

     The appraisal will be updated immediately before the closing of the Stock Offering. If the value reflected in the updated appraisal is within the Estimated Valuation Range, the Stock Offering will be consummated. Subscription orders may not be withdrawn if the updated appraisal is within the Estimated Valuation Range.

     If the value reflected in the updated appraisal is not within the Estimated Valuation Range, the Company may terminate or proceed with the Stock Offering. If the Company proceeds with the Stock Offering, the Company will promptly deliver an updated prospectus containing a description of the updated appraisal to you. You will be given the opportunity to confirm or modify your order or rescind your order. All subscribers who do not confirm or modify their orders will promptly receive their subscription funds with interest.

     Because the appraisal is necessarily based upon estimates and expectations for the future of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock will thereafter be able to sell such shares at or above the Purchase Price. Copies of the appraisal report of RP Financial setting forth the method and assumptions for such appraisal are on file and available for inspection at the principal executive offices of the Company. Any subsequent updated appraisal report of RP Financial also will be available for inspection.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

     RP Financial has determined that, as of September 30, 1998, the estimated consolidated pro forma market value of the Company was between $23.8 million and $32.2 million. The Company, in consultation with its advisers, has determined to offer the common stock in the Stock Offering at a price of $10.00 per share. The Purchase Price will be $10.00 per share regardless of any change in the estimated consolidated pro forma market value of the Company following the Stock Offering as determined by RP Financial. The Company plans to issue between 952,000 and 1,288,000 shares of the common stock in the Stock Offering having an aggregate price of between $9,520,000 and $12,880,000.

     If the updated estimated valuation of RP Financial falls within the Estimated Valuation Range, the following steps will be taken:

     SUBSCRIPTION OFFERING MEETS OR EXCEEDS TOTAL MAXIMUM. If, upon conclusion of the Subscription Offering, the number of shares subscribed for by participants in the Subscription Offering is equal to or greater than 1,288,000 shares, then in such event the Stock Offering will be promptly consummated and the Company will, on the closing date of the Stock Offering (the "Closing Date"), issue shares of common stock to the subscribing participants. The number of shares of common stock issued will be 1,288,000 shares. In the event of an oversubscription in the Subscription Offering, shares of common stock will be allocated among the subscribing participants in the priorities set forth in "The Stock Offering -- Stock Purchase Priorities" and any Community Offering will be canceled and any funds received from subscribers in a Community Offering will be promptly returned to such persons with interest based on the interest earned on the funds.

     SUBSCRIPTION OFFERING MEETS OR EXCEEDS TOTAL MINIMUM BUT DOES NOT MEET TOTAL MAXIMUM. If, upon conclusion of the Subscription Offering, the number of shares of common stock subscribed for by participants in the Subscription Offering is equal to or greater than 952,000 shares, but less than 1,288,000 shares, then in such event the Company may promptly consummate the Stock Offering, in which case the Company will on the Closing Date issue to the subscribing participants shares of common stock in an amount sufficient to satisfy the subscriptions of such participants in full. Prior to consummating the Subscription Offering, however, the Company shall have the right in its absolute discretion to accept, in whole or in part, subscriptions received from any or all subscribers in the Community Offering and/or to offer shares of common stock to purchasers in the Syndicated Community Offering; provided, however, that no more than 1,288,000 shares of common stock shall be issued in the Stock Offering (including shares issued to the ESOP and the Stock Award Plan and to director, officer and employee purchasers); and, provided further, that no fractional shares of common stock will be issued.

     SUBSCRIPTION OFFERING DOES NOT MEET TOTAL MINIMUM. If, upon conclusion of the Subscription Offering, the number of shares of common stock subscribed for by participants in the Subscription Offering is less than 952,000 shares, the Company may accept subscriptions received from subscribers in the Community Offering and/or sell shares of common stock to purchasers in a Syndicated Community Offering so that the aggregate number of shares of common stock sold in the Stock Offering is equal to or greater than 952,000 shares. Upon reaching the Total Minimum, the Stock Offering will be consummated promptly and the Company will on the Closing Date: (1) issue to subscribing participants in the Subscription Offering shares of common stock in an amount sufficient to satisfy the subscriptions of such participants in full, and (2) issue to subscribers in the Community Offering and/or to purchasers in any Syndicated Community Offering such additional number of shares of common stock such that the aggregate number of shares of common stock to be issued in the Stock Offering will be at least 952,000 shares; provided, however, that no fractional shares of common stock will be issued.

     STOCK OFFERING DOES NOT MEET MINIMUM. If the aggregate number of shares of common stock subscribed for in the Stock Offering is less than 952,000 shares, then in such event the Company will cancel the Stock Offering and all subscription funds will be returned promptly to subscribers with interest.

GENERAL

     The Company will have the right in its absolute discretion and without liability to any subscriber, purchaser, underwriter or any other person: (1) to determine which subscriptions, if any, to accept in the Community Offering and to accept or reject any such subscription in whole or in part for any reason or for no reason, and (2) to determine whether and to what extent shares of common stock are to be offered or sold in a Syndicated Community Offering.

     There is a difference of $3,360,000 between the Total Minimum and the Total Maximum of the Offering Range. As a result, the percentage interest in the Company that a subscriber for a fixed number of shares of common stock will have is approximately 26% smaller if 1,288,000 shares are sold than if 952,000 shares are sold. Furthermore, as a result of this broad range, the updated appraisal may estimate a consolidated pro forma market value for the Company that is materially more or less than the aggregate dollar amount of subscriptions received by the Company. Subscribers will not receive a refund or have any right to withdraw subscriptions if the updated appraisal estimates a consolidated pro forma market value that is less than the aggregate dollar amount of subscriptions received by the Company. Therefore, subscribers, in the aggregate and on a per share basis, may pay more for the common stock than the estimated consolidated pro forma market value of the Company. Accordingly, no assurance can be given that the market price for the common stock immediately following the Stock Offering will equal or exceed the Purchase Price. Also, subscribers should be aware that, prior to the consummation of the Stock Offering, they will not have available to them information concerning the final updated appraisal. After completion of the Stock Offering, the final updated appraisal will be filed with the Securities and Exchange Commission (the "Commission"). See "Available Information."

TERMINATION DATES

     The Subscription Expiration Date is ________ p.m., Eastern Standard Time, on ____________, 1999. Subscription rights not exercised prior to the
Subscription Expiration Date will be void.    The Community Offering may also
terminate on ____________, 1999, but in no event later than __________, 1999.
If the Stock Offering, including any Syndicated Community Offering, is not completed on or before _____________, 1999 (the "Offering Termination Date"), Group may extend the Stock Offering or terminate the Stock Offering and return all subscriptions with interest. If the Stock Offering is extended, Group will give written notice to all subscribers, at which time each subscriber may withdraw or confirm his or her subscription. If a subscription is withdrawn, or is not confirmed, the subscriber's funds will be returned promptly with interest. No action to extend the Subscription Offering or Community Offering will be taken by Group after ____________, 1999.

     Orders will not be executed by Group until at least 952,000 shares of common stock have been subscribed for or sold. If at least 952,000 shares of common stock have not been subscribed for or sold by the extended Offering Termination Date, all funds delivered to Group pursuant to the Stock Offering will be promptly returned to subscribers with interest. If Group returns funds to subscribers, interest paid on such funds shall be equal to the interest earned on such funds while they were held by Group.

                        PURCHASES IN THE STOCK OFFERING

USE OF ORDER FORMS

     Subscriptions in the Subscription and Community Offerings may be exercised only by completion of a stock order form (the "Stock Order Form"). Any person who desires to subscribe for shares of common stock in the Subscription and Community Offerings must do so by delivering by mail to ___________________________, or in person at NCRIC's principal executive offices located at 1115 30/th/ Street, N.W., Washington, D.C. 20007, a properly executed and completed Stock Order Form, together with full payment for all shares for which the subscription is made. All checks or money orders must be made payable to "NCRIC Group, Inc." All subscription rights under the Subscription Offerings will expire at 1:00 p.m., local time, on the Subscription Expiration Date whether or not the Company has been able to locate each person entitled to such subscription rights. The Community Offering may continue for up to 90 days after the Subscription Expiration Date. ONCE TENDERED, ORDERS TO PURCHASE COMMON STOCK IN THE STOCK OFFERING CANNOT BE REVOKED.

     To ensure that each purchaser receives a Prospectus at least 48 hours prior to the Subscription Expiration Date in the case of the Subscription Offering and the expiration of the Community Offering in the case of the Community Offering in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no Prospectus will be mailed any later than five days prior to such dates or hand delivered any later than two days prior to such dates. Execution of the Stock Order Form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock Order Forms will be distributed only with a Prospectus. Photocopies and facsimile copies of Stock Order Forms will not be accepted. Payment by check or money order must accompany the Stock Order Form. No wire transfers will be accepted.

     Each subscription right granted in the Subscription Offering may be exercised only by the person to whom it is issued and only for his or her own account. THE SUBSCRIPTION RIGHTS GRANTED UNDER THE SUBSCRIPTION OFFERING ARE NONTRANSFERABLE. Each Eligible Holder subscribing for shares of common stock in the Subscription Offering is required to represent to Group that such Eligible Holder is purchasing such shares for such Eligible

Holder's own account and that such Eligible Holder has no agreement or understanding with any other person for the sale or transfer of such shares. Group is not aware of any restrictions which would prohibit Eligible Holders who purchase shares of common stock in the Subscription Offering, and who are not executive officers or directors of the Mutual Holding Company or its subsidiaries, from freely transferring such shares after the Stock Offering.

     In the event a subscriber submits a Stock Order Form that (1) is not delivered to Group, (2) is received after the Subscription Expiration Date, (3) is defectively completed or executed, or (4) is not accompanied by payment in full for the shares of common stock subscribed for, such subscription will not be honored, and such subscriber will be treated as having failed to return the completed Stock Order Form within the specified time period. Alternatively, Group may (but will not be required to) waive any irregularity relating to any Stock Order Form or require the submission of a corrected Stock Order Form or the remittance of full payment for the shares of common stock subscribed for by such date as Group may specify. Subscription orders, once tendered, may not be revoked. Group's interpretations of the terms and conditions of the Stock Offering and determinations with respect to the acceptability of the Stock Order Forms will be final, conclusive and binding upon all persons, and neither Group nor its directors, officers, employees and agents shall be liable to any person in connection with any such interpretation or determination.

PAYMENT FOR SHARES

     Payment in full for all subscribed shares of common stock must accompany all completed Stock Order Forms in order for subscriptions to be considered complete. Payment for subscribed shares of common stock may be made by check or money order in U.S. Dollars. Payments will be placed in an Escrow Account at _______________________ (the "Escrow Agent"). The Escrow Account will be administered by the Escrow Agent. An executed Stock Order Form, once received by the Company, may not be modified, amended or rescinded without the consent of the Company. Funds accompanying Stock Order Forms will not be released until the Stock Offering is completed or terminated. The ESOP will not be required to pay for its shares at the time it subscribes, but is required to pay for such shares at or before the completion of the Stock Offering.

DELIVERY OF CERTIFICATES

     Certificates representing shares of the common stock will be delivered to subscribers promptly after completion of the Stock Offering. Until certificates for the common stock are available and delivered to subscribers, subscribers may not be able to sell the shares of common stock for which they subscribed even though trading of the common stock will have commenced.

MARKETING AND UNDERWRITING ARRANGEMENTS

     The Company has engaged Sandler O'Neill as a marketing advisor in connection with the Stock Offering, and Sandler O'Neill has agreed to use its best efforts to assist Group with its solicitation of subscriptions and purchase orders for shares of common stock in the Stock Offering. Sandler O'Neill is not obligated to take or purchase any shares of common stock in the Stock Offering. The Company has agreed to pay Sandler O'Neill a fee equal to 2.0% of the aggregate Purchase Price of common stock sold in the Subscription and Community Offerings. In the event that the Company enters into selected dealers' agreements with one or more National Association of Securities Dealers, Inc. ("NASD") member firms in connection with a Syndicated Community Offering, Group will pay a fee to such selected dealers, any sponsoring dealer's fees, and a management fee to Sandler O'Neill of 2.0% for shares sold by the NASD member firm pursuant to such selected dealer's agreement; provided, however, that the aggregate fees payable to Sandler O'Neill for common stock sold pursuant to such selected dealer's agreement shall not exceed 2.0% of the aggregate Purchase Price and that the aggregate fees payable to Sandler O'Neill and the selected and sponsoring dealers will not exceed 7.5% of the aggregate Purchase Price of the shares sold under any such agreement. If any fees are paid to Sandler O'Neill pursuant to an advisory services agreement between the Company and Sandler O'Neill entered into in connection with the Practice Management and Financial Services Acquisition, $25,000 of such fees will be credited against Sandler O'Neill's fee for the Stock Offering. Fees to

Sandler O'Neill and to any other broker-dealer may be deemed to be underwriting fees and Sandler O'Neill and such broker-dealers may be deemed to be underwriters. Sandler O'Neill shall be reimbursed for legal fees, in an amount not to exceed $60,000. Sandler O'Neill will also be reimbursed for its other reasonable out-of-pocket expenses. In the event the Stock Offering is not consummated or Sandler O'Neill ceases, under certain circumstances after the subscription solicitation activities are commenced, to provide assistance to Group, Sandler O'Neill will be entitled to be reimbursed for its reasonable out-of-pocket expenses incurred prior to such termination. The Company has agreed to indemnify Sandler O'Neill in connection with certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Total fees to Sandler O'Neill are expected to be $190,400 and $257,600 at the minimum and the maximum. See "Pro Forma Data" for the assumptions used to arrive at these estimates.

     In addition, in consideration for the provision of certain advisory services provided in connection with the Reorganization, the Company has agreed to pay Sandler, O'Neill a fee equal to $50,000; $37,500 of this fee has already been paid, and the remaining $12,500 is due January 1, 1999. Sandler O'Neill has from time to time performed investment banking services for the Company, including in connection with the Practice Management and Financial Services Acquisition, and has received fees in connection with such services.

     Directors and executive officers of the Mutual Holding Company and its subsidiaries may participate in the solicitation of offers to purchase common stock. Other employees of the Company may participate in the Stock Offering in ministerial capacities or by providing clerical work in effecting a sales transaction. Questions from prospective purchasers will be directed to executive officers or registered representatives. Such other employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. The Mutual Holding Company and its subsidiaries will rely on Rule 3a4-1 under the Exchange Act, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock.
No officer, director or employee of the Company or the Mutual Holding Company and its subsidiaries will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

SYNDICATED COMMUNITY OFFERING

     In the sole discretion of Group, all shares of common stock not purchased in the Subscription and Community Offerings, if any, may be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of Group, to assist Group in the sale of the common stock. Neither Sandler O'Neill nor any registered broker-dealer shall have any obligation to take or purchase any shares of the common stock in the Syndicated Community Offering; however, Sandler O'Neill has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

     The price at which common stock is sold in the Syndicated Community Offering will be the Purchase Price. Shares of common stock purchased in the Syndicated Community Offering by any persons, together with associates of or persons acting in concert with such persons, will be aggregated with purchases in the Subscription and Community Offerings for purposes of the maximum purchase limitation of 25,000 shares.

     If a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his or her shares with funds held by or deposited with a selected dealer. If a Stock Order Form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the Stock Order Form on behalf of a purchaser, the selected dealer is required to forward the Stock Order Form and funds to Group for deposit in a segregated account on or before noon of the business day following receipt of the Stock Order Form or execution of the Stock Order Form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers must subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute Stock Order Forms and forward them to their selected dealer or authorize the selected dealer to execute such forms. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send Stock Order Forms and funds to Group for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date, in the event that such alternative procedure is employed, once a confirmation of an intent to purchase has been received by the selected dealer, the purchaser has no right to rescind his or her order.

     Certificates representing shares of common stock purchased, together with any refund due, will be mailed to purchasers at the address specified in the Stock Order Form as soon as practicable following consummation of the sale of the common stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

     The Syndicated Community Offering will terminate no more than 90 days following the Subscription Expiration Date.

TAX EFFECTS

     REORGANIZATION. The Reciprocal has submitted to the Internal Revenue Service (the "IRS") a request (the "Ruling Request Submission") for a private letter ruling (the "PLR") concerning the material tax effects of the Reorganization. The Company expects that the IRS will issue the PLR substantially in the form requested by the Reciprocal, but the IRS has not taken action on the Ruling Request Submission as of the date hereof. If the Ruling Request Submission is still pending before the IRS at the Closing Date, the Company will rely on the Tax Opinion (the "Tax Opinion") described below. Unlike a private letter ruling issued by the IRS, the Tax Opinion is not binding on the IRS and the IRS could disagree with one or more of the opinions provided in the Tax Opinion. In the event of such disagreement, no assurance can be given that the opinions provided in the Tax Opinion would be sustained by a court if challenged by the IRS.

     In the Ruling Request Submission, NCRIC has requested that the IRS confirm, among other things, that the Reorganization of NCRIC from a mutual to stock form of corporation will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, for federal income tax purposes: (1) no gain or loss will be recognized by the Reciprocal or NCRIC as a result of the Reorganization; and (2) NCRIC's basis in its assets, holding period for its assets, net operating loss carryforward, if any, capital loss carryforward, if any, earnings and profits and accounting methods will not be affected by the Reorganization.

     SUBSCRIPTION RIGHTS. RP Financial believes that the subscription rights do not have any ascertainable market value, based upon their observation that such rights are available to participants without cost, are legally nontransferable and of short duration and will afford participants the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the Community and Syndicated Community Offerings. Although the matter is not free from doubt, NCRIC believes that in the event the Internal Revenue Service were to nevertheless successfully assert that the subscription rights did have a fair market value, any gain realized by an Eligible Holder as a result of the receipt of subscription rights with any such fair market value must be recognized, whether or not such rights are exercised. In such an event, the amount of gain recognized by each Eligible Holder would equal the fair market value of subscription rights received by the Eligible Holder. If an Eligible Holder were to be required to recognize gain on the receipt of subscription rights and does not exercise some or all of such subscription rights, such Eligible Holder should recognize a corresponding loss upon the expiration or lapse of such Eligible Holder's unexercised subscription rights. The amount of such loss should equal any gain previously recognized upon receipt of such unexercised subscription rights, although such loss may not have the same character as the corresponding gain. Although not free from doubt, provided the subscription rights are capital assets in the hands of an Eligible Holder and are treated as issued to the Eligible Holder by the Company, any gain resulting from the receipt of the subscription rights should constitute a capital gain, and provided the common stock that an Eligible Holder would have received upon exercise of the lapsed subscription rights would have constituted a capital asset, the resulting loss upon expiration of such subscription rights should constitute a capital loss. Again, for purposes of determining gain, it is unclear whether and how the Internal Revenue Service would attempt to ascribe a fair market value to the subscription rights or how to determine the number of subscription rights that may be allocated to each Eligible Holder during the Subscription Offering.

     The above discussion addresses the potential income tax consequences should the IRS successfully treat Eligible Holders as transferring certain policyholder rights to Group in exchange for subscription rights which had an ascertainable fair market value and which were issued by Group to the Eligible Holders. In the alternative, the IRS could attempt to assert that, for federal income tax purposes, Group will be treated as issuing subscription rights to NCRIC and that Eligible Holders will be treated as transferring certain policyholder rights to NCRIC in exchange for subscription rights. If the IRS were to make such an assertion concerning the path of subscription rights and if the IRS were to also successfully assert that the subscription rights had an ascertainable fair market value, the IRS might also assert that NCRIC will recognize gain on its deemed distribution of subscription rights to Eligible Holders and that gain recognized by Eligible Holders on the receipt of subscription rights is taxable as a dividend. Although not free from doubt, the amount of gain that would be recognized by NCRIC on a deemed distribution of subscription rights, and by Eligible Holders on receipt of a deemed dividend of subscription rights, should equal the fair market value, if any, of the subscription rights distributed or received by NCRIC and the Eligible Holders. Deloitte & Touche LLP did not express any opinion on the path of the subscription rights or on the potential tax effects to NCRIC and the Eligible Holders if the IRS asserts that, for federal income tax purposes, Eligible Holders will be treated as receiving subscription rights from NCRIC and that such subscription rights have an ascertainable fair market value.

     Eligible Holders are encouraged to consult with their tax advisors about the tax consequences of the Reorganization and the Subscription Offering.

     THE TAX OPINION. If the Ruling Request Submission is pending before the IRS at the conclusion of the Offerings, the Company will rely on the Tax Opinion, in which Deloitte & Touche LLP will opine, among other things, on the basis of certain facts and assumptions set forth in the Tax Opinion, that for federal income tax purposes, the reorganization of the Reciprocal to a stock form of corporation in a mutual holding company structure will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code, and that:
(1) no gain or loss will be recognized by the Reciprocal or NCRIC as a result of the Reorganization; and (2) NCRIC's basis in its assets, holding period for its assets, net operating loss carry forward, if any, capital loss carry forward, if any, earnings and profits and accounting methods will not be affected by the Reorganization.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE DOES NOT PURPORT TO CONSIDER ALL ASPECTS OF FEDERAL INCOME TAXATION WHICH MAY BE RELEVANT TO EACH ELIGIBLE HOLDER THAT MAY BE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS TRUSTS, INDIVIDUAL RETIREMENT ACCOUNTS, OTHER EMPLOYEE BENEFIT PLANS, INSURANCE COMPANIES, AND ELIGIBLE HOLDERS WHO ARE EMPLOYEES OF AN INSURANCE COMPANY OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH ELIGIBLE POLICYHOLDER IS URGED TO CONSULT HIS OR HER TAX AND FINANCIAL ADVISOR AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING THE RECEIPT AND EXERCISE OF SUBSCRIPTION RIGHTS, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE REORGANIZATION.

PROPOSED MANAGEMENT PURCHASES

     The following table sets forth information regarding the approximate number of shares of common stock intended to be purchased by each of the directors and executive officers of the Mutual Holding Company and its subsidiaries, including each such person's Associates, and by all directors and executive officers as a group, including all of their Associates, and other related information. For purposes of the following table, it has been assumed that sufficient shares will be available to satisfy subscriptions in all categories.

         Name                     Total Shares(1)(2)(3)
         ----                     ---------------------
          --                               ---
          --                               ---
          --                               ---
          --                               ---

______________________

(1) Does not include shares that could be allocated to participants in the ESOP, under which officers and other employees may be allocated, at no cost to them, 128,800 shares of common stock (which is the equivalent of 10% of the shares of common stock offered in the Stock Offering). See "Management Compensation -- Employee Stock Ownership Plan and Trust."

(2) Does not include shares that may be awarded to participants in the Stock Award Plan, under which directors, officers and other employees will be awarded, at no cost to them, 64,400 shares of common stock (which is the equivalent of 5% of the shares of common stock offered in the Stock Offering). See "Management Compensation -- Stock Award Plan."

(3) Does not include shares that may be purchased by participants in the Stock Option Plan, under which directors, executive officers and other employees will be granted options to purchase 64,400 shares of common stock (which is the equivalent of 5% of the shares of common stock offered in the Stock Offering). See "Management Compensation -- Stock Option Plan."

LIMITATIONS ON PURCHASES OF COMMON STOCK

     No person may purchase fewer than 100 shares of common stock in the Stock Offering. Except for the ESOP and the Stock Award Plan, which intend to purchase 10% and 5%, respectively, of the total number of shares of common stock issued in the Stock Offering, no purchaser (including Eligible Holders), together with such person's Associates, may purchase more than 25,000 shares of common stock in the Stock Offering. Each subscriber in the Subscription Offering can purchase up to 25,000 shares. There are _____ Eligible Holders.
In the event that subscriptions by Eligible Holders for common stock exceed 1,050,800 shares, the Company will be obligated to sell to Eligible Holders 1,050,800 shares. If each Eligible Holder subscribed for ____ shares of common stock offered, then each Eligible Holder would receive only approximately _____ shares. The Company is unable to predict the number of Eligible Holders that may participate in the Subscription Offering.

     Shares of common stock to be held by the ESOP and attributable to a participant thereunder are not aggregated with shares of common stock purchased by such participant or any other purchase of common stock in the Stock Offering.

     Directors of the Mutual Holding Company and its subsidiaries are not deemed to be associates of one another solely as a result of membership on the Board of Directors of the Mutual Holding Company or any subsidiary.

     Subject to any required regulatory approval and the requirements of applicable law, Group may increase or decrease any of the subscriber purchase limitations at any time. In the event that the individual purchase limitation is increased after commencement of the Subscription and Community Offerings, Group will permit any person who subscribed for the maximum number of shares of common stock to purchase an additional number of shares, such that such person will be permitted to subscribe for the then maximum number of shares permitted to be subscribed for by such person, subject to the rights and preferences of any person who has priority subscription rights. In the event that either the individual purchase limitation or the number of shares of common stock to be sold in the Stock Offering is decreased after commencement of the Subscription Offering, the order of any person who subscribed for the maximum number of shares of common stock will be decreased by the minimum amount necessary so that such person will be in compliance with the then maximum number of shares permitted to be subscribed for by such person.

     Each person purchasing common stock in the Stock Offering will be deemed to confirm that such purchase does not conflict with the applicable purchase limitations. In the event that such purchase limitations are violated by any person (including any associate or affiliate of such person or person otherwise acting in concert with such person), the Company will have the right to purchase from such person at the Purchase Price all shares acquired by such person in excess of any such purchase limitation or, if such excess shares have been sold by such person, to receive the remainder obtained by subtracting the aggregate Purchase Price paid for such excess shares from the proceeds received by such person from the sale of such excess shares. This right of the Company to purchase such excess shares or obtain such remainder is assignable by the Company.

LIMITATIONS ON RESALES

     The common stock issued in the Stock Offering will be freely transferable under the Securities Act; provided, however, that shares issued to directors and certain officers of the Mutual Holding Company and its subsidiaries will be subject to resale restrictions under Rule 144 under the Securities Act. Shares of common stock issued to such directors and officers will bear a legend giving appropriate notice of these restrictions and the Company will give instructions to the transfer agent for the common stock with respect to these transfer restrictions.

     In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of such securities.

INTERPRETATION, AMENDMENT AND TERMINATION OF THE STOCK ISSUANCE PLAN

     The terms of the Stock Offering described in this Prospectus are set forth in Group's Stock Issuance Plan. To the extent permitted by law, all interpretations of the Stock Issuance Plan by Group will be final. The Stock Issuance Plan may be amended or terminated at any time by the affirmative vote of two-thirds of the directors of Group.

SUBSCRIPTION AGENT

     Sandler, O'Neill, a registered broker-dealer, has been engaged by the Company to assist it in effecting the Subscription Offering by serving as Subscription Agent. The Subscription Agent will forward copies of this Prospectus and subscription materials to subscribers upon request. In addition, the Subscription Agent will be available to answer questions from potential subscribers during the Stock Offering. It is anticipated that the Subscription Agent will be the lead underwriter in any Syndicated Community Offering. Following receipt of subscription order forms from prospective subscribers, the Subscription Agent will, among other things, verify that (1) the submitted checks and money orders are honored, (2) the subscription order form has been fully and properly completed and signed, (3) the subscriber has not previously submitted a subscription, and (4) the subscriber is eligible to be an Eligible Holder. All subscriptions which the Subscription Agent is not able to so verify will be rejected and returned to the prospective subscriber, unless the defect is waived by the Company.

     In addition, the Subscription Agent will receive and hold all funds submitted by subscribers at an account at the Escrow Agent, and will disburse funds in the event a refund or other return of funds is required.

                                USE OF PROCEEDS

     Group estimates that it will receive net proceeds from the Stock Offering of between approximately $8,689,000 and $11,980,000, which will be used as follows:

     . Group intends to use $5.1 million to repay indebtedness which it will incur if the Practice Management and Financial Services Acquisition is completed. This includes repayment of bank debt of $2.2 million.

     . a loan to the ESOP in the amount necessary to purchase 10% of the shares of common stock sold in the Stock Offering (the "ESOP Loan"). The amount of the ESOP Loan may range from $952,000 to $1,288,000 based on a sale at the Purchase Price of 952,000 shares to the ESOP (at the minimum) and 1,288,000 shares to the ESOP (at the maximum). It is anticipated that the ESOP Loan will have a ____-year term with interest payable at the prime rate as published in The Wall Street Journal on the closing date of the Stock Offering. The ESOP Loan will be repaid principally from NCRIC's contributions to the ESOP. See "Management Compensation -- Employee Stock Ownership Plan and Trust."

     . a loan to the Stock Award Plan in the amount necessary to purchase 5% of the shares of common stock sold in the Stock Offering (the "Stock Plan Loan"). The amount of the Stock Plan Loan may range from $476,000 to $644,000 based on a sale at the Purchase Price of 47,600 shares to the Stock Award Plan (at the minimum) and 64,400 shares to the Stock Award Plan (at the maximum). The Company anticipates that the Stock Plan Loan will have a ____-year term with interest payable at the prime rate as published in The Wall Street Journal on the closing date of the Stock Offering. The Stock Plan Loan will be repaid principally from NCRIC's contributions to the Stock Award Plan. See "Management Compensation -- Stock Award Plan."

     . Group will retain the balance for expansion and diversification of the Company's activities, and for other general corporate purposes. Pending such use, the funds will be invested in interest-bearing securities.

     On a short-term basis, the remaining net proceeds retained by Group will be invested primarily in U.S. government securities, other federal agency securities and other interest-bearing securities. The net proceeds retained by Group will be available for a variety of corporate purposes, including additional capital contributions, future acquisitions and diversification of business and dividends to stockholders. The Company also may use a portion of the net proceeds of the Stock Offering to fund the purchase by the Stock Option Plan, in the open market of all or a portion of the shares of common stock to be acquired under the Stock Option Plan. See "Management Compensation --Stock Option Plan."

     With the exception of the Practice Management and Financial Services Acquisition, the ESOP Loan, the Stock Plan Loan and the possible funding of the Stock Option Plan, Group currently has no specific plans, arrangements or understandings regarding the use of the net proceeds from the Stock Offering. In the judgment of Group's Board of Directors, it is not necessary to utilize any of the proceeds of the Stock Offering to improve the quality of NCRIC's medical professional liability insurance product, maintain its competitive pricing structure and ensure the stability and longevity of NCRIC. See "Business -- Practice Management and Financial Services Acquisition" and "Management Compensation -- Employee Stock Ownership Plan and Trust -- Stock Award Plan -- Stock Option Plan."

     The amount of proceeds from the sale of common stock in the Stock Offering will depend upon the total number of shares actually sold, the relative percentages of common stock sold in the Subscription, Community and Syndicated Community Offerings and the actual expenses of the Reorganization. As a result, the net proceeds from the sale of common stock cannot be determined until the Stock Offering is completed. Set forth below are the estimated net proceeds to Group, assuming the sale of common stock at the minimum, midpoint and maximum, based upon the following assumptions: (1) shares of common stock will be sold as follows: 10% of the shares will be sold to the ESOP, 5% of the shares will be sold to the Stock Award Plan and 3.4% of the shares will be sold to certain directors, officers and employees of the Mutual Holding Company and its subsidiaries, and the remaining shares will be sold to Eligible Holders and the community; (2) the purchase of the shares sold to the ESOP will be financed with the proceeds of the ESOP Loan from the Company; (3) the purchase of the shares sold to the Stock Award Plan will be financed with the proceeds of the Stock Plan Loan from the Company; and (4) other Stock Offering expenses, not including sales commissions, will be approximately $642,381. Actual expenses may vary from those estimated.

                                          MINIMUM OF   MIDPOINT OF   MAXIMUM OF
                                            952,000     1,120,000    1,288,000
                                            SHARES       SHARES        SHARES
                                          ----------   -----------   ----------
                                                     (IN THOUSANDS)
Gross proceeds of Stock Offering........    $  9,520    $   11,200   $   12,880
   Less estimated expenses, including
      underwriting fees.................        (831)         (866)        (900)
                                            --------    ----------   ----------
Estimated net proceeds..................       8,689        10,334       11,980
Less:
   Common Stock to be acquired by ESOP..        (952)       (1,120)      (1,288)
   Common Stock to be acquired by the
       Stock Award Plan.................        (476)         (560)        (644)
                                            --------    ----------   ----------
Estimated net proceeds, as adjusted(1)..    $  7,261    $    8,654   $   10,048
                                            ========    ==========   ==========

(1) Does not include any adjustment for the portion of the estimated net proceeds of the Stock Offering which may be used to fund the purchase by the Stock Option Plan of shares of common stock in the open market because
     (1) any such implementation would not occur until after the Stock Offering and Group is unable to predict with any certainty the market price of the common stock at that time, (2) Group may fund a portion of the costs of such purchase from its cash flow, and (3) Group may issue new shares directly to the Stock Option Plan in lieu of purchasing shares in the open market.

                                DIVIDEND POLICY

     Historically, neither the Reciprocal's insurance policies nor its Rules, Regulations and Bylaws required the payment of dividends, and no dividends were paid. Declaration of dividends by Group's Board of Directors depends on a number of factors, including the requirements of applicable law and the determination by Group's Board of Directors that the net income, capital and financial condition of the Company, industry trends, general economic conditions and other factors justify the payment of dividends. At present, Group has not determined whether it intends to pay dividends to its stockholders in the foreseeable future. There can be no assurance that dividends will be paid or, if paid initially, that they will continue to be paid in the future. In addition, because Group initially will have no significant source of income other than dividends from NCRIC and earnings from the repayment of the ESOP Loan, the Stock Plan Loan and the investment of the net proceeds of the Stock Offering retained by Group, the payment of dividends by Group will depend significantly upon receipt of dividends from NCRIC, which may be subject to regulatory restrictions. See "Business -- Regulation."

                            MARKET FOR COMMON STOCK

     Group has applied to have its common stock quoted on the Nasdaq SmallCap Market under the symbol _______________. The requirements for listing include a minimum number of publicly traded shares, a minimum market capitalization, and a minimum number of market makers and record holders. Sandler O'Neill has indicated its intention to make a market in the common stock, and Group anticipates that it will satisfy the listing requirements.

     There is no market for Group's common stock. The existence of a public trading market having the desirable depth, liquidity and orderliness will depend upon the presence in the market of a sufficient number of both willing buyers and willing sellers at any given time. The presence of a sufficient number of buyers and sellers at any given time is a factor over which neither Group nor any broker or dealer has control. There can be no assurance that a deep, liquid or orderly market for Group's common stock will develop or, if one develops, that it will continue. Sandler O'Neill has advised Group that it intends to make a market in Group's common stock, but it is not obligated to do so. The absence of an active and liquid trading market may make it difficult to sell common stock and may have an adverse effect on the price of the common stock. There can be no assurance that purchasers will be able to resell their shares of common stock or that quotations will be available on the Nasdaq SmallCap Market. Purchasers should consider the potentially illiquid and long-term nature of their investment in the common stock.

                                 CAPITALIZATION

     The following table presents Group's pro forma capitalization, assuming that the Practice Management and Financial Services Acquisition, at
September 30, 1998, and the Company's pro forma consolidated capitalization as of that date, giving effect to (1) the sale of common stock of Group in the Stock Offering at the minimum, midpoint and maximum of the Estimated Valuation Range, (2) the Practice Management and Financial Services Acquisition and (3) the other assumptions set forth below. The pro forma data set forth below may change significantly at the time Group completes the Stock Offering due to, among other factors, a change in the valuation or a change in the current estimated expenses of the Stock Offering.

                                                                                          At September 30, 1998
                                                                              Pro Forma Capitalization of NCRIC Group, Inc.
                                                                       ------------------------------------------------------------
                                                                           Assuming that the Practice Management and Financial
                                                                        Services Acquisition has been completed and assuming the
                                                                                                 sale of
                                                                        ----------------------------------------------------------
                                                        PRO FORMA
                                                      ASSUMING THE           952,000            1,120,000            1,288,000
                                                      COMPLETION OF          SHARES               SHARES               SHARES
                                                     THE ACQUISITION        (MINIMUM)           (MIDPOINT)           (MAXIMUM)
                                                     ---------------    ----------------    ------------------    ----------------
                                                                                    (in thousands)
Borrowed Funds(1)...................................     $ 2,200            $      0            $        0           $        0
                                                         =======            ========            ==========           ==========
Stockholders' equity(2):
Group Common stock, $0.01 par value per share;
 10,000,000 shares authorized; shares to be issued
 as shown(3)(4).....................................           0                  24                    28                   32
Additional paid-in capital..........................         797               9,762                11,403               13,045
Retained earnings(5)................................      28,422              28,172                28,172               28,172
Accumulated other comprehensive income..............       2,661               2,661                 2,661                2,661
Less:
    common stock acquired by ESOP(6)................          --                (952)               (1,120)              (1,288)
    common stock acquired by Stock Award Plan (7)...          --                (476)                 (560)                (644)
                                                                            --------            ----------           ----------
Total stockholders' equity..........................     $31,880            $ 39,191            $   40,584           $   41,978
                                                         =======            ========            ==========           ==========

(1) The Company intends to borrow $2.2 million from Sequoia National Bank to partially finance the Practice Management and Financial Services Acquisition. The Company intends to repay this debt out of the proceeds from the Stock Offering.

(2) Pro forma stockholders' equity is not intended to represent the fair market value of Group's common stock, the net fair market value of Group's assets and liabilities or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be affected by a change in the number of shares to be sold in the Stock Offering and by other factors.

(3)  Includes all shares to be issued by Group (1) in the Stock Offering,
     (2) to NCRIC Holdings and (3) pursuant to the Practice Management and Financial Services Acquisition $300,000 mandatorily convertible note. The number of shares of Group common stock to be issued in the Stock Offering may be increased or decreased based on market and financial conditions prior to completion of the Stock Offering. Assumes estimated offering expenses of $831,000, $866,000 and $900,000 at the minimum, midpoint and maximum of the Estimated Valuation Range, respectively.

(4) Does not reflect additional shares of Group common stock that could be issued pursuant to the Stock Option Plan, under which certain directors, officers and employees of the Mutual Holding Company and its subsidiaries will be granted options to purchase an aggregate amount of Group common stock equal to up to 64,400 shares (which is the equivalent of 5% of the shares of Group common stock offered in the Stock Offering).

(5) Pro forma retained earnings reflects a dividend of $250,000 paid by NCRIC to the Mutual Holding Company paid prior to the closing of the Stock Offering. The purpose of the dividend was to capitalize the Mutual Holding Company.

(6) Assumes purchases by the ESOP of a number of shares of Group common stock equal to 10% of the Stock Offering. The funds used to acquire the ESOP shares will be borrowed from the Company. The Company intends to make contributions to the ESOP sufficient to service and ultimately retire this debt. Common stock acquired by the ESOP is reflected as a reduction of stockholders' equity. As the ESOP debt is repaid, shares will be released and allocated to participants' accounts, compensation expense will be recognized, and a corresponding reduction in the charge against stockholders' equity will occur. Shares designated for allocation to particular accounts will be recognized as compensation expense.

(7) Assumes purchases by the Stock Award Plan of a number of shares of Group common stock equal to 5% of the Stock Offering. The funds used to acquire the Stock Award Plan shares will be borrowed from the Company. The Company intends to make contributions to the Stock Award Plan sufficient to service and ultimately retire this debt. Common stock acquired by the Stock Award Plan is reflected as a reduction of stockholders' equity. As the Stock Award Plan is repaid, shares will be awarded to participants, and a corresponding reduction in the charge against stockholders' equity will occur. Share awards to participants will be recognized as compensation expense.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


     The following financial statements reflect the Practice Management and Financial Services Acquisition, the Reorganization and the Stock Offering. Pro forma adjustments related to the unaudited pro forma combined statements of operations for the nine months ended September 30, 1998 and the year ended December 31, 1997 have been prepared assuming that each of the Practice Management and Financial Services Acquisition, the Reorganization and the Stock Offering (with net proceeds, as adjusted, of $7.3 million at the minimum of the offering range) were consummated as of January 1, 1998 and January 1, 1997, respectively. The unaudited pro forma combined balance sheets were prepared assuming that the Practice Management and Financial Services Acquisition, the Reorganization and the Stock Offering were all consummated on September 30, 1998.

     The unaudited pro forma combined financial statements have been prepared using the purchase method of accounting for the Practice Management and Financial Services Acquisition to record the purchase of the stock of HCI, the interests of HCIV and the assets of EBSI.

     The historical portion of the unaudited pro forma combined statement of operations for the nine months ended September 30, 1998 and for the year ended December 31, 1997 has been derived from the historical consolidated statements of operations of the Reciprocal and from the historical combined statements of income and comprehensive income of the management services of HCI, HCIV and EBSI for the same periods. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements of NCRIC and of the management services of HCI, HCIV and EBSI and the other financial information pertaining to the Company and HCI, HCIV and EBSI included elsewhere in this Prospectus.

     The pro forma combined financial statements do not purport to be indicative of the financial position or operating results which would have been achieved had the Practice Management and Financial Services Acquisition, the Reorganization and the Stock Offering been consummated as of the dates indicated and should not be construed as being representative of future financial position or operating results of the Company. The pro forma adjustments are based upon available information and assumptions that the Company believes are reasonable under the circumstances.

                               NCRIC GROUP, INC.
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                               SEPTEMBER 30, 1998

                                                                                           Reorganization
                                                         HCI,                                 and Stock
                                                       HCIV and      Purchase     Combined     Offering   Pro Forma     Footnote
                                             NCRIC       EBSI      Adjustments      Total    Adjustments   Combined    References
                                           ---------  ----------  -------------  ----------  -----------  ---------  -------------
                                                                  (in thousands except per share data)
ASSETS:

INVESTMENTS:
Securities available for sale, at fair
 value:
Bonds and U.S. Treasury Notes               $ 98,612      $    -       $     -     $ 98,612       $    -   $ 98,612
Preferred stocks                               5,273           -             -        5,273            -      5,273
                                            --------      ------       -------     --------  -----------   --------
     Total securities available for sale     103,885           -             -      103,885            -    103,885
Investments in management service
 organizations                                     -          22             -           22            -         22
                                            --------      ------       -------     --------  -----------   --------
     Total Investments                       103,885          22             -      103,907            -    103,907

OTHER ASSETS:
Cash and cash equivalents                      5,159         207        (3,050)       2,316        4,811      7,127    (1),(2)
Accrued investment income                      1,176           -             -        1,176            -      1,176
Accounts and notes receivable, net                 -       1,049             -        1,049            -      1,049
Reinsurance recoverable                       20,603           -             -       20,603            -     20,603
Deferred federal income taxes                  2,630           -          (280)       2,350            -      2,350      (3)
Premiums receivable                            1,081           -             -        1,081            -      1,081
Property and equipment, net                    1,079         263             -        1,342            -      1,342
Advances to affiliates                             -          90             -           90            -         90
Goodwill                                           -           -         4,907        4,907            -      4,907      (4)
Deferred policy acquisition costs                110           -             -          110            -        110
Other assets                                     127          67           (53)         141            -        141
                                            --------      ------       -------     --------  -----------   --------

TOTAL ASSETS                                $135,850      $1,698       $ 1,524     $139,072       $4,811   $143,883
                                            ========      ======       =======     ========  ===========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Losses and loss adjustment expenses         $ 82,330      $    -        $    -     $ 82,330      $     -   $ 82,330
Retrospective premiums accrued                 7,721           -             -        7,721            -      7,721
Renewal credit dividends to policyholders      1,266           -             -        1,266            -      1,266
Unearned and advance premiums                  6,954           -             -        6,954            -      6,954
Federal income taxes payable                   1,759          25             -        1,784            -      1,784
Deferred income taxes                              -         280          (280)           -            -          -      (3)
Accounts payable and accrued expenses          1,715         607             -        2,322            -      2,322
Bank debt                                          -           -         2,200        2,200       (2,200)         -    (1),(2)
Long-term liabilities                              -          90             -           90            -         90
Other liabilities                              2,225           -           300        2,525         (300)     2,225    (1),(2)
                                            --------      ------        ------     --------      -------   --------

TOTAL LIABILITIES                            103,970       1,002         2,220      107,192       (2,500)   104,692
                                            --------      ------        ------     --------      -------   --------

STOCKHOLDERS' EQUITY:
Common Stock                                       -           1            (1)           -           24         24      (2)
Limited Liability Company capital                  -          21           (21)           -            -          -
Additional paid in capital                       797           4            (4)         797        8,965      9,762      (2)
Unearned ESOP shares                               -           -             -            -         (952)      (952)     (2)
Unearned Stock Award Plan shares                   -           -             -            -         (476)      (476)     (2)
Retained earnings                             28,422         670          (670)      28,422         (250)    28,172      (1)
Accumulated other comprehensive income         2,661           -             -        2,661            -      2,661
                                            --------      ------        ------     --------      -------   --------

TOTAL STOCKHOLDERS' EQUITY                    31,880         696          (696)      31,880        7,311     39,191
                                            --------      ------        ------     --------      -------   --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $135,850      $1,698        $1,524     $139,072      $ 4,811   $143,883
                                            ========      ======        ======     ========      =======   ========
                                                                                              (Notes follow tables)

                               NCRIC GROUP, INC.
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                                        Reorganization
                                                         HCI                               and Stock
                                                       HCIV and   Purchase     Combined    Offering    Pro Forma    Footnote
                                             NCRIC      EBSI     Adjustments     Total    Adjustments   Combined     References
                                           ---------  ---------  ------------  ---------  ------------  ---------  ---------------
                                                                (in thousands except per share data)
REVENUES:

Premium income:
Premium written                             $18,753    $     -         $   -    $18,753       $     -    $18,753
Premiums ceded                                3,724          -             -      3,724             -      3,724
Change in unearned premiums                  (6,547)         -             -     (6,547)            -     (6,547)
Renewal credit dividends to policyholders    (1,417)         -             -     (1,417)            -     (1,417)
                                            -------   -----------    -------   -----------    -------   --------

 Net premiums earned                         14,513          -             -     14,513             -     14,513

Practice management revenues                      -      3,480             -      3,480             -      3,480
Net investment income                         4,465         31             -      4,496             -      4,496               (5)
Net realized investment gains                   128          -             -        128             -        128
Other income                                    323          -             -        323             -        323
                                            -------    -------   -----------    -------   -----------    -------

 Total Revenues                              19,429      3,511             -     22,940             -     22,940
                                            -------    -------   -----------    -------   -----------    -------

EXPENSES:
Losses and loss adjustment expenses          11,821          -             -     11,821             -     11,821
Underwriting expenses                         2,740          -             -      2,740            26      2,766               (6)
Amortization of goodwill                          -          -           184        184             -        184               (7)
Other expenses                                1,377      3,440          (590)     4,227             -      4,227               (8)
                                            -------    -------   -----------    -------   -----------    -------

 Total Expenses                              15,938      3,440          (406)    18,972            26     18,998
                                            -------    -------   -----------    -------   -----------    -------

INCOME BEFORE INCOME TAXES                    3,491         71           406      3,968           (26)     3,942
                                            -------    -------   -----------    -------   -----------    -------

Income tax provision                            969          4           250      1,223            (9)     1,214               (9)
                                            -------    -------   -----------    -------   -----------    -------

NET INCOME                                  $ 2,522    $    67         $ 156    $ 2,745       $   (17)   $ 2,728
                                            =======    =======   ===========    =======   ===========    =======

 Net income per common share                                                                               $1.20              (10)
                                                                                                         =======
                                                                                                              (Notes follow tables)

                               NCRIC GROUP, INC.
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                        Reorganization
                                                        HCI,                              and Stock
                                                      HCIV and   Purchase     Combined     Offering    Pro Forma      Footnote
                                             NCRIC      EBSI     Adjustments     Total    Adjustments   Combined     References
                                          ---------  ---------  ------------  ---------  ------------  ---------  ---------------

(in thousands except per share data)
REVENUES:

Premium income:
Premium written                            $17,869    $     -         $   -    $17,869       $     -    $17,869
Premiums ceded                              (1,854)         -             -     (1,854)            -     (1,854)
Change in unearned premiums                   (403)         -             -       (403)            -       (403)
Renewal credit dividends to policyholders   (2,080)         -             -     (2,080)            -     (2,080)
                                           -------   --------       -------   --------       -------   --------

 Net premiums earned                        13,532          -             -     13,532             -     13,532

Practice management revenues                     -      3,928             -      3,928             -      3,928
Net investment income                        6,045         69             -      6,114             -      6,114               (5)
Net realized investment gains                   90          -             -         90             -         90
Other income                                   355          -             -        355             -        355
                                           -------    -------   -----------    -------   -----------    -------

 Total Revenues                             20,022      3,997             -     24,019             -     24,019
                                           -------    -------   -----------    -------   -----------    -------

EXPENSES:
Losses and loss adjustment expenses         15,591          -             -     15,591             -     15,591
Underwriting expenses                        2,918          -             -      2,918            35      2,953               (6)
Amortization of goodwill                         -          -           245        245             -        245               (7)
Other expenses                                 676      3,754          (534)     3,896             -      3,896               (8)
                                           -------    -------   -----------    -------   -----------    -------

 Total Expenses                             19,185      3,754          (289)    22,650            35     22,685
                                           -------    -------   -----------    -------   -----------    -------

INCOME BEFORE INCOME TAXES                     837        243           289      1,369           (35)     1,334
                                           -------    -------   -----------    -------   -----------    -------

Income tax (benefit) provision                (122)        74           223        175           (12)       163               (9)
                                           -------    -------   -----------    -------   -----------    -------

NET INCOME                                 $   959    $   169         $  66    $ 1,194       $   (23)   $ 1,171
                                           =======    =======   ===========    =======   ===========    =======

 Net income per share of common stock                                                                     $0.51              (10)
                                                                                                        =======
                                                                                                               (Notes follow tables)


The following notes describe the pro forma adjustments reflected in the accompanying pro forma combined financial statements:

(1) Purchase adjustment represents cash paid at closing of $2.9 million plus $150,000 for Practice Management and Financial Services Acquisition expenses. The source of funds for the Practice Management and Financial Services Acquisition consideration is anticipated to be as follows (in thousands):

        Cash                                                $2,900
        Bank debt                                            2,200
        Mandatorily convertible note                           300
                                                            ------
           Purchase price                                   $5,400
                                                            ======

    See "Business - Practice Management and Financial Services Acquisition."
(2) Reorganization and Stock Offering Adjustments represent the net Stock Offering proceeds, as adjusted, of $7.3 million, at the minimum of the offering range less (a) repayment of the Practice Management and Financial Services Acquisition bank debt of $2.2 million and (b) a $250,000 dividend from NCRIC to the Mutual Holding Company paid prior to the Stock Offering. This dividend was paid to capitalize the Mutual Holding Company.
(3) Represents the reclassification of HCI, HCIV and EBSI deferred federal income tax to be consistent with NCRIC's combined financial statements.
(4) Since the Practice Management and Financial Services Acquisition has been accounted for as a purchase, the excess of the Practice Management and Financial Services Acquisition cost over the fair value of net assets acquired has been recorded as follows (in thousands):

        Purchase price                                      $5,400
        Plus acquisition expenses                              150
        Less estimated fair value of net assets acquired       643
                                                            ------
           Goodwill                                         $4,907
                                                            ======

    The final allocation of the purchase price will be made shortly after the Practice Management and Financial Services Acquisition is consummated.
    Under the terms of the Practice Management and Financial Services Acquisition purchase agreement, the Company could also pay up to an additional $3.1 million if HCI, HCIV and EBSI achieve earnings targets in 2000, 2001 and 2002. This contingent payment would be an addition to goodwill and would be amortized over 20 years. This contingent payment has not been included in the pro forma financial statements.
(5) No interest earnings on the proceeds of the Stock Offering have been included in this pro forma statement. If interest were applied at a rate of 5% per annum, approximating the current commercial paper rate, to the estimated adjusted net proceeds of $7.3 million (at the minimum of the offering range) less the $250,000 dividend, the $2.2 million bank debt repayment and the $2.9 million initial Practice Management and Financial Services Acquisition cash payment, net investment income would increase by $69,000 and $88,000 for the nine months ended September 30, 1998 and for the year ended December 31, 1997, respectively.
(6) Reflects the net increase in employee benefit expense resulting from the ESOP and Stock Award Plan offset by a reduction in the existing 401(k) profit-sharing plan expense. There is no incremental expense reflected in the pro forma financial statements for the Stock Award Plan because such expense has been completely offset by a reduction in the Company's existing management incentive compensation plan. The annual expense from the ESOP and Stock Award Plan, assuming a per share market value equal to the Purchase Price, has been assumed to be $190,000 before being offset by a reduction of $155,000 in contributions to the existing 401(k) profit-sharing plan and management incentive compensation plan.
(7) Represents straight-line amortization of $4.9 million of Practice Management and Financial Services Acquisition goodwill over a period of 20 years.
(8) Represents a reduction in compensation expense resulting from the Practice Management and Financial Services Acquisition. The Combined Financial Statements of the Practice Management Services of HCI,

     HCIV and EBSI reflect owners' compensation of $927,000 for the nine months ended September 30, 1998 and $984,000 for year ended December 31, 1997.
     As a result of the Practice Management and Financial Services Acquisition, the Company has entered into employment agreements with each of the former owners of HCI, HCIV and EBSI. The employment agreements reduce the aggregate compensation of the former owners to $450,000 per year.
(9) To record the income tax effect of the adjustments described in Notes (5) through (8). The Purchase Adjustment income tax provision includes the following three components: (a) additional income tax on the historical pre-tax income of HCI, HCIV and EBSI to raise the effective tax rate to 40% to recognize the change in tax posture of the acquired companies, (b) a tax benefit on the reduction in compensation expense described in note (8) above, and (c) a tax benefit on deductible goodwill amortization.
(10) Represents the net income of Group divided by outstanding shares, which represent the total number of outstanding shares, assuming a Stock Offering at the minimum of the offering range, excluding the unallocated ESOP and Stock Award Plan shares. For the nine months ended September 30, 1998, 2,281,480 shares have been assumed to be outstanding. For the year ended December 31, 1997, 2,286,240 shares have been assumed to be outstanding.

                                 PRO FORMA DATA


    The actual net proceeds from the sale of the Group common stock cannot be determined until the Stock Offering is completed. However, net proceeds are currently estimated to be between $8.7 million and $12.0 million based upon the following assumptions: (a) Sandler O'Neill will receive a fee equal to 2.0% of the aggregate actual purchase price of all shares of common stock sold in the Stock Offering; (b) no shares will be sold in the Syndicated Community Offering; and (c) Stock Offering expenses, excluding the fees paid to Sandler O'Neill, will be approximately $642,000.

    Pro forma net income of the Company for the nine months ended September 30, 1998 and the year ended December 31, 1997 assume a cost of $5.6 million for the Practice Management and Financial Services Acquisition. Pro forma earnings have been calculated assuming the shares of Group common stock had been sold in the Stock Offering and the Practice Management and Financial Services Acquisition had been consummated at January 1, 1998 and January 1, 1997, respectively.

    The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with GAAP. The pro forma stockholders' equity is not intended to represent the fair market value of Group's common stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.

    The following table summarizes pro forma data of the Company at or for the year ended December 31, 1997 and at or for the nine-month period ended September 30, 1998 based on the assumptions set forth above and in the table and should not be used as a basis for projections of market value of the Group's common stock following the Stock Offering. The table gives effect to the ESOP and Stock Award Plan as they are described in this Prospectus. No effect has been given in the table to the possible issuance of additional shares of Group common stock pursuant to the Stock Option Plan.

                                                              AT OR FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                             -----------------------------------------------------
                                                             952,000 SHARES   1,120,000 SHARES   1,288,000 SHARES
                                                             SOLD AT $10.00    SOLD AT $10.00     SOLD AT $10.00
                                                                PER SHARE         PER SHARE          PER SHARE
                                                              (MINIMUM OF       (MIDPOINT OF        (MAXIMUM OF
                                                                 RANGE)            RANGE)             RANGE)        NOTES
                                                             --------------   ----------------    ----------------  ------
                                                                       (In thousands, except per share amounts)
Gross Proceeds                                                      $ 9,520            $11,200            $12,880
Less offering expenses and commissions                                 (831)              (866)              (900)
                                                                    -------            -------            -------
Estimated net proceeds                                                8,689             10,334             11,980
Less:  Common Stock purchased by ESOP                                  (952)            (1,120)            (1,288)
 Common Stock purchased by Stock Award Plan                            (476)              (560)              (644)
                                                                    -------            -------            -------
Estimated net proceeds, as adjusted                                 $ 7,261            $ 8,654            $10,048
                                                                    =======            =======            =======

Net income:
 Pro forma combined                                                 $ 2,745            $ 2,745            $ 2,745
 Pro forma ESOP adjustment                                              (17)               (17)               (17)     (1)
                                                                    -------            -------            -------
     Pro forma net income                                           $ 2,728            $ 2,728            $ 2,728
                                                                    =======            =======            =======

Per share net income:
    Pro forma combined                                              $  1.21            $  1.03            $  0.90
 Pro forma ESOP adjustment                                            (0.01)             (0.01)             (0.01)     (1)
                                                                    -------            -------            -------
     Pro forma net income per share                                 $  1.20            $  1.02            $  0.89
                                                                    =======            =======            =======

Stockholders' equity:
    Pro forma combined                                              $31,880            $31,880            $31,880      (3)
 Estimated net proceeds                                               8,689             10,334             11,980
 Acquisition stock issuance                                             300                300                300      (4)
 Dividend to Mutual Holding Company                                    (250)              (250)              (250)     (5)
  Less:  Common Stock acquired by ESOP                                 (952)            (1,120)            (1,288)     (1)
     Common Stock acquired by Stock Award Plan                         (476)              (560)              (644)     (1)
                                                                    -------            -------            -------
Pro forma stockholders' equity                                      $39,191            $40,584            $41,978
                                                                    =======            =======            =======

Pro forma tangible stockholders' equity                             $34,284            $35,677            $37,071
                                                                    =======            =======            =======
Stockholders' equity per share:
 Pro forma combined                                                 $ 13.23            $ 11.27            $  9.82
 Estimated net proceeds                                                3.61               3.65               3.69
 Acquisition stock issuance                                            0.12               0.11               0.09
 Dividend to Mutual Holding Company                                   (0.10)             (0.09)             (0.08)
   Less:  Common Stock acquired by ESOP                               (0.40)             (0.40)             (0.40)
Common Stock acquired by Stock Award Plan                             (0.20)             (0.20)             (0.20)
                                                                    -------            -------            -------
 Pro forma stockholders' equity per share                           $ 16.26            $ 14.34            $ 12.92
                                                                    =======            =======            =======
Pro forma tangible stockholders' equity per share                   $ 14.23            $ 12.61            $ 11.41
                                                                    =======            =======            =======
Offering price as a percentage of pro forma stockholders'
 equity per share                                                     61.50%             69.74%             77.40%
                                                                    =======            =======            =======

Offering price as a percentage of pro forma tangible
 stockholders' equity per share                                       70.27%             79.38%             87.64%
                                                                    =======            =======            =======

Offering price to pro forma net income per share                       8.33x              9.80x             11.24x
                                                                    =======            =======            =======

                                                                  AT OR FOR THE YEAR ENDED DECEMBER 31, 1997
                                                             -----------------------------------------------------
                                                             952,000 SHARES   1,120,000 SHARES   1,288,000 SHARES
                                                             SOLD AT $10.00    SOLD AT $10.00     SOLD AT $10.00
                                                                PER SHARE         PER SHARE          PER SHARE
                                                              (MINIMUM OF       (MIDPOINT OF        (MAXIMUM OF
                                                                 RANGE)            RANGE)             RANGE)         NOTES
                                                             --------------   ----------------   -----------------  -------
                                                                     (In thousands, except per share amounts)
Gross Proceeds                                                      $ 9,520            $11,200            $12,880
Less offering expenses and commissions                                 (831)              (866)              (900)
                                                                    -------            -------            -------
Estimated net proceeds                                                8,689             10,334             11,980
Less:  Common Stock purchased by ESOP                                  (952)            (1,120)            (1,288)
 Common Stock purchased by Stock Award Plan                            (476)              (560)              (644)
                                                                    -------            -------            -------
Estimated net proceeds, as adjusted                                 $ 7,261            $ 8,654            $10,048
                                                                    =======            =======            =======

Net income:
  Pro forma combined                                                $ 1,194            $ 1,194            $ 1,194
  Pro forma ESOP adjustment                                             (23)               (23)               (23)   (1),(2)
                                                                    -------            -------            -------
      Pro forma net income                                          $ 1,171            $ 1,171            $ 1,171
                                                                    =======            =======            =======

Per share net income:
     Pro forma combined                                             $  0.52            $  0.45            $  0.39
  Pro forma ESOP adjustment                                           (0.01)             (0.01)             (0.01)   (1),(2)
                                                                    -------            -------            -------
      Pro forma net income per share                                $  0.51            $  0.44            $  0.38
                                                                    =======            =======            =======

Stockholders' equity:
     Pro forma combined                                             $27,486            $27,486            $27,486      (3)
  Estimated net proceeds                                              8,689             10,334             11,980
  Acquisition stock issuance                                            300                300                300      (4)
  Dividend to Mutual Holding Company                                   (250)              (250)              (250)     (5)
   Less:  Common Stock acquired by ESOP                                (952)            (1,120)            (1,288)     (1)
      Common Stock acquired by Stock Award Plan                        (476)              (560)              (644)     (1)
                                                                    -------            -------            -------
Pro forma stockholders' equity                                      $34,797            $36,190            $37,584
                                                                    =======            =======            =======

Pro forma tangible stockholders' equity                             $29,852            $31,245            $32,639
                                                                    =======            =======            =======
Stockholders' equity per share:
  Pro forma combined                                                $ 11.41            $  9.72            $  8.46
  Estimated net proceeds                                               3.61               3.65               3.69
  Acquisition stock issuance                                           0.12               0.11               0.09
  Reorganization adjustment                                           (0.10)             (0.09)             (0.08)
    Less:  Common Stock acquired by ESOP                              (0.40)             (0.40)             (0.40)
Common Stock acquired by Stock Award Plan                             (0.20)             (0.20)             (0.20)
                                                                    -------            -------            -------
  Pro forma stockholders' equity per share                          $ 14.44            $ 12.79            $ 11.56
                                                                    =======            =======            =======
Pro forma tangible stockholders' equity per share                   $ 12.39            $ 11.04            $ 10.04
                                                                    =======            =======            =======
Offering price as a percentage of pro forma stockholders'
 equity per share                                                     69.25%             78.19%             86.51%
                                                                    =======            =======            =======

Offering price as a percentage of pro forma tangible
 stockholders' equity per share                                       80.71%             90.58%             99.60%
                                                                    =======            =======            =======
Offering price to pro forma net income per share                      19.61x             22.73x             26.32x
                                                                    =======            =======            =======

(1) For purposes of this table, the funds used to acquire the shares of Group common stock purchased by the ESOP and the Stock Award Plan are assumed to have been loaned to the ESOP and the Stock Award Plan by the Company. The amount loaned is reflected as a reduction of stockholders' equity. The Company intends to make annual contributions to the ESOP and to the Stock Award Plan. The annual expense from the ESOP and Stock Award Plan, assuming a per share market value equal to the Purchase Price, has been assumed to be $190,000 before being offset by a reduction of $155,000 in contributions to the existing 401(k) profit-sharing plan and management incentive compensation plan. This net additional expense of $35,000 equals after-tax expense of $23,000. The annual net additional expense is assumed to remain constant across the entire offering range because management intends to adjust the offsetting expense to maintain this level of incremental expense. The Company's total annual payment of the ESOP and Stock Award Plan loans are based upon the assumptions that (a) 14,280, 16,800 and 19,320 shares at the minimum, midpoint and maximum of the offering range, respectively, have been committed to be released during the nine months ended September 30, 1998 and that 19,040, 22,400 and 25,760 shares at the minimum, midpoint, maximum of the offering range, respectively, have been committed to be released during the year ended December 31, 1997 at an average fair value of $10.00 per share and were accounted for as a charge to expense in accordance with Statement of Position ("SOP") No. 93-6; and
     (b) only the ESOP and Stock Award Plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations, while all ESOP and Stock Award Plan shares were considered outstanding for purposes of the stockholders' equity per share calculations.

(2) No effect has been given to the issuance of additional shares of Group common stock pursuant to the Stock Option Plan. The Stock Option Plan intends to acquire shares of Group common stock equal to 5% of the Stock Offering, or 47,600, 56,000 and 64,400 shares, respectively, at the minimum, midpoint and maximum of the offering range. These shares will be acquired either through open market purchases or from authorized but unissued shares of Group's common stock or treasury stock of Group, if any. Funds used by the Stock Option Plan to purchase the shares will be contributed to the Stock Option Plan by Group. The issuance of authorized but unissued shares of Group's common stock to the Stock Option Plan instead of open market purchases would dilute the voting interests of existing stockholders.

(3) The pro forma combined net income and stockholders' equity amounts represent the amounts reported in the historical financial statements of the Company and of the Practice Management Services of HCI, HCIV and EBSI and adjusted to reflect purchase adjustments.

(4) The Practice Management and Financial Services Acquisition stock issuance represents the amount for the 30,000 shares of common stock to be issued on conversion of the $300,000 mandatorily convertible note.

(5) The $250,000 dividend from NCRIC to the Mutual Holding Company will be paid prior to the Stock Offering.

(6) The pro forma financials include no assumption for interest earnings on the net new investible funds available as the result of the Stock Offering. If interest at 5% per annum, approximating the current commercial paper rate, had been assumed to have been earned on the net proceeds, as adjusted, less the $250,000 dividend, the $2.2 million bank debt repayment and the $2.9 million initial Practice Management and Financial Services Acquisition cash payment, net income would have included an additional $46,000, $81,000 and $117,000 and net income per share would have been $1.22, $1.05 and $0.92 at the minimum, midpoint and maximum levels of the offering range, respectively, for the nine months ended September 30, 1998. For the year ended December 31, 1997, if interest had been assumed to have been earned under the same assumptions as noted immediately above, net income would have included an additional $58,000, $104,000 and $150,000 and net income per share would have been $0.54, $0.47 and $0.43 at the minimum, midpoint and maximum levels of the offering range.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table contains financial information which has been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company for each of the years in the three-year period ended December 31, 1997 have been audited by Deloitte & Touche LLP. The consolidated financial statements of the Company for the nine months ended September 30, 1997 and September 30, 1998 are unaudited, but reflect all adjustments, consisting of normal recurring accruals which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for such periods. The results for the nine months ended September 30, 1998 are not necessarily indicative of the operating results to be expected for the full year. The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                          Nine Months Ended               Years Ended
                                             September 30,                 December 31,
                                         --------------------  -----------------------------------
                                           1998       1997       1997         1996         1995
                                         ---------  ---------  ---------  -------------  ---------
                                            (dollars in thousands, except for per share data)
STATEMENT OF OPERATIONS DATA:
Gross premiums written                   $ 18,753   $ 17,666   $ 17,869       $ 19,017   $ 19,506
                                         ========   ========   ========       ========   ========
Net premiums written                     $ 19,838   $ 13,800   $ 13,935       $ 13,351   $  8,362
                                         ========   ========   ========       ========   ========
Net premiums earned                      $ 14,513   $ 10,369   $ 13,532       $ 13,351   $  8,362
Net investment income                       4,465      4,589      6,045          5,656      5,582
Net realized investment gains                 128         96         90            229      1,703
Other income                                  323        270        355            660        635
                                         --------   --------   --------       --------   --------
          Total revenues                   19,429     15,324     20,022         19,896     16,282
Losses and LAE                             11,821     11,694     15,591         15,236     11,289
Other underwriting expenses                 2,740      2,486      2,918          2,438      2,483
Other expenses                              1,377        428        676            928      1,707
                                         --------   --------   --------       --------   --------
          Total expenses                   15,938     14,608     19,185         18,602     15,479
Income before income taxes                  3,491        716        837          1,294        803
Income tax (benefit) provision                969        (63)      (122)           303        104
                                         --------   --------   --------       --------   --------
Net income                                  2,522        779        959            991        699
Other comprehensive income (loss)           1,872        885      1,103         (1,349)     4,285
                                         --------   --------   --------       --------   --------
Comprehensive income (loss)              $  4,394   $  1,664   $  2,062       $   (358)  $  4,984
                                         ========   ========   ========       ========   ========
BALANCE SHEET DATA:
Invested assets                          $103,885   $ 89,826   $ 94,362       $ 91,008   $ 84,930
Total assets                              135,850    121,254    121,841        116,664    114,516
Total liabilities                         103,970     94,167     94,355         91,240     88,734
Total equity                               31,880     27,088     27,486         25,424     25,782

GAAP UNDERWRITING RATIOS:
Loss and LAE ratio                           81.5%     112.8%     115.2%         114.1%     135.0%
Underwriting expense ratio                   18.9%      24.0%      21.6%          18.3%      29.7%
Combined ratio after Renewal Credits        100.4%     136.8%     136.8%         132.4%     164.7%
Combined ratio before Renewal Credits        89.5%     114.1%     118.6%         119.6%     138.5%

SELECTED STATUTORY DATA:
Loss and LAE ratio                           81.7%      98.2%      99.9%         103.2%     113.8%
Underwriting expense ratio                   10.9%      16.7%      19.7%          18.4%      32.0%
Combined ratio                               92.6%     114.9%     119.6%         121.6%     145.8%
Policyholders' surplus                   $ 24,836   $ 23,110   $ 23,258       $ 22,365   $ 21,177

___________________________

In calculating GAAP underwriting ratios, Renewal Credits are considered a reduction of premium income. In addition, earned premium is used to calculate the GAAP loss and underwriting expense ratios. For statutory purposes, Renewal Credits are not considered a reduction in premium income, and written premiums are used to calculate the statutory underwriting expense ratio. Due to these differences in treatment, GAAP combined ratios can differ significantly from statutory combined ratios. For a discussion of the differences between statutory and GAAP reporting, see Note 9 to the Consolidated Financial Statements

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     THE FOLLOWING ANALYSIS OF THE CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.


GENERAL

     The financial statements and data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), unless otherwise noted. GAAP differs from statutory accounting practices used by regulatory authorities in their oversight responsibilities of insurance companies. See note 10 to the Consolidated Financial Statements for a reconciliation of the Company's net income and equity between GAAP and statutory accounting bases. Discussed below are certain key financial concepts:

     PREMIUM INCOME. Gross premiums written represent the amounts billed to policyholders. Gross premiums written are reduced by premiums ceded to reinsurers and Renewal Credits in determining net premiums written. Premiums ceded to reinsurers represent the cost to the Company of reducing the Company's exposure to medical professional liability losses by transferring certain risks to reinsurers through a reinsurance contract or treaty. Renewal Credits are reductions in premium billings to renewing policyholders. Net premiums written are adjusted by any amount which has been billed but not yet earned during the period in arriving at earned premiums. The Company has certain insurance programs for large groups of policyholders where the premium is retrospectively determined based on losses during the period. Premiums accrued under retrospective programs are recorded as premiums written, while premium refunds accrued under retrospective programs are recorded as unearned premiums. Under retrospective programs, premiums earned are premiums written reduced by premium refunds accrued.

     Prior to 1997, the Company's policies were written with a January 1 renewal date. During 1997 and 1998, the Company began to stagger policy renewal dates throughout the year which results in a one-time effect when the policy is staggered. (Written premiums are increased during the periods when policies are being re-issued, returning to the previous level in the subsequent period.) In accordance with GAAP, premiums are earned ratably over the terms of the Company's policies, so this change in renewal dates has no effect on premiums earned for any period.

     The balance sheet item "advance premiums" represents those premiums collected on policies prior to their renewal dates. Unearned premiums represent premiums billed but not yet fully earned at the end of the reporting period. Premiums receivable represent either annual billed premiums or experience-rated premiums which have not yet been collected.


     LOSSES AND LOSS ADJUSTMENT EXPENSES. Loss and LAE reserves are estimates of future payments for reported and unreported claims and related expenses of adjudicating claims with respect to insured events that have occurred. The change in these reserves from year to year is reflected as an increase or decrease to the Company's loss and loss adjustment expenses. Medical professional liability loss and LAE reserves are established based on an estimate of these future payments as reflected in the Company's past experience with similar cases and historical trends involving claim payment patterns.
Other factors that modify past experience are also considered in setting the reserves, including court decisions; economic conditions; current trends in losses; and inflation. Reserving for medical professional liability claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. Although the Company follows a practice of conservatively estimating its future payments relating to losses incurred, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience.

     The Company, in consultation with its independent actuaries, utilizes several methods in order to estimate loss and LAE reserves by projecting ultimate losses. By utilizing and comparing the results of these methods, the Company is better able to analyze loss data and establish an appropriate reserve. The loss and LAE reserves are estimated by management on a monthly basis and reviewed periodically by the Company's independent actuaries. Such updates include review of the appropriateness of methods used and changes in methodology if needed, as well as a reflection of updated experience.

     The inherent uncertainty in establishing reserves is relatively greater for companies writing long-tail casualty business like the Company. Due to the extended nature of the claim resolution process of professional liability claims, established reserve estimates may be adversely impacted by: judicial expansion of liability standards; expansive interpretations of contracts; inflation associated with medical claims; and the propensity of individuals to file claims. Because of the existence of these uncertainties, the Company has historically taken a conservative posture in establishing reserves. The Company refines reserve estimates as experience develops and additional claims are reported or existing claims are closed; adjustments to losses reserved in prior periods are reflected in the results of the periods in which such adjustments are made.

     Losses and LAE reserve liabilities as stated on the balance sheet are reported gross before recovery from reinsurers for the portion of the claims covered under the reinsurance program. Losses and LAE expenses as stated on the income statement are reported net of reinsurance recoveries.


     REINSURANCE. The Company manages its exposure both to individual claim losses (including certain LAE) and annual aggregate losses (including certain
LAE) on all claims through its reinsurance program. Reinsurance is a customary practice in the industry. It allows the Company to obtain indemnification against certain losses associated with insurance policies it has underwritten by entering into a reinsurance agreement with other insurance enterprises (the reinsurers). The Company pays or cedes part of its policyholder premium to the reinsurers. The reinsurers in return agree to reimburse the Company for a specified portion of any claims covered under the reinsurance contract. While reinsurance arrangements are designed to limit losses from large exposures and to permit recovery of a portion of direct losses, reinsurance does not relieve the Company of liability to its insureds.

     Under one of the Company's primary reinsurance contracts, the portion of the policyholder premium ceded to the reinsurers is "swing rated" or experience rated on a retrospective basis. This swing rated cession program is subject to a minimum and maximum premium range to be paid to the reinsurers in the future, depending upon the extent of losses actually paid by the reinsurers. A deposit premium is paid by the Company during the initial policy year. An additional liability, "retrospective premiums accrued under reinsurance treaties" is recorded by the Company to represent an estimate of net additional payments to be made to the reinsurers under the program, based on the level of loss and LAE reserves recorded. Like loss and LAE reserves, adjustments to prior year ceded premiums payable to the reinsurers are reflected in the results of the periods in which such adjustments are made. The Company follows a practice of conservatively estimating its liabilities relating to the swing rated cession program based on historical loss experience. The swing rated reinsurance premiums are recorded in a manner consistent with the recording of the Company's loss reserves.

     The Company has historically ceded to its reinsurers over 90% of the Company's exposure to individual losses in excess of $1 million (excess layer coverage). Excess layer premiums are recorded as current year reinsurance ceded costs.


     RECENT INDUSTRY PERFORMANCE. The Company's results of operations have historically been influenced by factors affecting the medical professional liability industry in general. The operating results of the US medical professional liability industry have been subject to significant variations over time due to competition, general economic conditions, judicial trends and fluctuations in interest rates. According to the August, 1998 Best's Review (published by A. M. Best Company), in recent years, medical professional liability insurers have successfully stabilized premium rates and maintained profits by drawing on reserve redundancies from the early 1990's. Over the last several years, premium rates for the industry were basically flat while claim costs were beginning to rise. The Company continues to monitor these industry trends and consider them in relation to the Company's circumstances when setting rates or establishing reserves.

CONSOLIDATED NET INCOME AND COMPREHENSIVE INCOME RESULTS--
                   NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 AND YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Net income for the Company increased $1.7 million, from $779,000 for the nine months ended September 30, 1997 to $2.5 million for the nine months ended September 30, 1998. The substantial increase in income for the nine months ended September 30, 1998 was principally due to a $4.0 million increase in net premiums earned before Renewal Credits, partially offset by a $1.2 million increase in expenses and by a $1.0 million increase in Federal income taxes. The increase in net premiums earned is primarily due to a $5.7 million decrease in reinsurance costs offset by approximately $1.9 million in retrospective policyholder premiums under certain experience-rated plans. Both the decrease in reinsurance costs and the decrease in premiums due under certain retrospective plans are related to favorable loss development. Expenses increased in 1998 due to costs associated with the Reorganization, as well as start-up costs for the management services organization. Federal income taxes increased due to increased income before income taxes.

     Comprehensive income was $4.4 million for the nine months ended September 30, 1998 compared to $1.7 million for the nine months ended September 30, 1997. Other comprehensive income consists of unrealized investment gains net of deferred income taxes.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net income for the Company was $959,000 for the year ended December 31, 1997, down 3% from $991,000 for the year ended December 31, 1996. This decline was largely due to a combination of offsetting factors. Net premiums earned increased by $181,000, net investment income increased by $389,000 and a change from a tax expense in 1996 to a tax benefit in 1997 contributed $425,000. More than offsetting these positives was an increase in losses and LAE of $355,000, a decrease in other income and realized capital gains of $444,000 and an increase in underwriting and other expenses of $228,000.

     The $181,000 increase in net premiums earned primarily resulted from three significant factors: (1) increasingly competitive market conditions and additional risk-sharing with larger insureds led to an additional $1.5 million in discounts from the Company's base rates; (2) higher Renewal Credits reduced net premiums earned by $653,000 (the Renewal Credits were granted in anticipation of a 6% increase in base rates for 1998); and (3) these reductions were more than offset by a $2.4 million decrease in reinsurance costs, reflecting a reduction in reinsurers' pricing based on the Company's improved loss exposure on recent loss years as well as favorable development in retrospective premiums accrued under reinsurance treaties.

     Comprehensive income was $2.1 million for the year ended December 31, 1997 compared to a loss of $358,000 for the year ended December 31, 1996.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net income for the Company increased $292,000, or 42%, to $991,000 for the year ended December 31, 1996, from $699,000 for the year ended December 31, 1995. The increase in net income for 1996 was primarily due to a $5.3 million reduction in reinsurance costs, which was partially offset by higher losses and LAE and reduced realized investment gains. As more fully described in "Net Premiums Earned" below, both favorable loss experience and a renegotiation of the Company's reinsurance treaties caused a 56% reduction in reinsurance costs for the year ended December 31, 1996 compared to the year ended December 31, 1995. The significant impact of this reinsurance cost reduction was offset by increased losses and LAE of $3.9 million. For the year ended December 31, 1996 favorable loss development for the 1992 through 1995 loss years was partially offset by higher than expected severity for newly-reported claims during 1996. Consistent with its past practices, the Company responded to this increased uncertainty by establishing reserves to adequately cover the indicated higher severity level for unsettled claims.

     Comprehensive income was a loss of $358,000 for the year ended December 31, 1996 compared to income of $5.0 million for the year ended December 31, 1995.


          ----------------------------------------------------------

                              NET PREMIUMS EARNED

          ----------------------------------------------------------

Following is a summary of the Company's net premiums earned:

                                                 Nine Months Ended
                                                   September 30,           Year Ended December 31,
                                               ---------------------    --------------------------------
                                                   1998     1997           1997     1996      1995
                                               ----------  ---------    ---------  --------  -----------
                                                                 (in thousands)

      Gross premiums written*                     $18,753  $17,666       $17,869   $19,017   $19,506

      Change in unearned premiums                  (6,547)  (3,760)         (403)    -----      ----
                                                  -------  -------       -------   -------   -------

      Gross premiums earned before
             Renewal Credits                       12,206   13,906        17,466    19,017    19,506

      Reinsurance premiums ceded related to:
                    - current year                 (4,632)  (4,245)       (5,474)   (7,312)   (8,957)
                    - prior year                    8,356    2,245         3,620     3,073      (604)
                                                  -------  -------       -------   -------   -------

             Total reinsurance premiums ceded       3,724   (2,000)       (1,854)   (4,239)   (9,561)
                                                  -------  -------       -------   -------   -------

      Net premium earned before
             Renewal Credits                       15,930   11,906        15,612    14,778     9,945

      Renewal Credits                              (1,417)  (1,537)       (2,080)   (1,427)   (1,583)
                                                  -------  -------       -------   -------   -------

      Net premiums earned                         $14,513  $10,369       $13,532   $13,351   $ 8,362
                                                  =======  =======       =======   =======   =======

    * Net premiums written after
      Renewal Credits                             $19,838 $ 13,800       $13,935   $13,351   $ 8,362
                                                  =======  =======        ======    ======   =======


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Gross premiums written increased by $1.1 million, or 6%, from $17.7 million for the nine months ended September 30, 1997 to $18.8 million for the nine months ended September 30, 1998. Starting in the fourth quarter of 1997 and continuing through 1998, the Company began to stagger policy renewal dates. Premiums written increased $520,000 for the nine months ended September 30, 1998 due to re-writing of policies; there was no effect for the first nine months of 1997. There is a one-time effect when the policy renewal is staggered which increases premiums written in the current period; premiums written will, all else being equal, return to the previous level in the subsequent period. While the staggering of the renewal dates affects premiums written, earned premiums are not affected for either period. The $17.7 million of gross premiums written for the nine months ended September 30, 1997 includes $1.4 million related to experience-rated programs. The $18.8 million of gross premiums written for the nine months ended September 30, 1998 includes $701,000 related to experience-rated programs and $520,000 related to the staggering of renewal dates.

     Gross premiums written adjusted for the staggering of renewal dates and experience-rated premiums increased $1.2 million, or 7%, from $16.3 million for the nine months ended September 30, 1997 to $17.5 million for the nine months ended September 30, 1998. The increase reflects both a 2% policyholder increase (to 1,197) and the 6% premium rate increase for 1998. Discounts under policyholder programs (described more fully below in "Year Ended December 31, 1997 Compared to Year Ended December 31, 1996") were largely unchanged for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1997. Gross premiums written on excess layer coverage increased $345,000 from $1.7 million for the nine months ended September 30, 1997 to $2.0 million for the nine months ended September 30, 1998.

     The change in unearned premiums for the period increased by $2.8 million to $6.5 million for the nine months ended September 30, 1998 from $3.8 million for the nine months ended September 30, 1997. This change resulted from a $1.6 million increase in the unearned portion of the policy premium due to non-January 1 renewal dates, as well as a $1.2 million increase in retrospectively-determined policyholder refunds for 1998 due to favorable loss experience.

     Gross premiums earned before Renewal Credits decreased $1.7 million, or 12%, from $13.9 million for the nine months ended September 30, 1997 to $12.2 million for the nine months ended September 30, 1998. This decrease was due to a $1.9 million net reduction in premiums earned under experience-rated programs, offset by approximately $200,000 of additional premiums earned for the nine months ended September 30, 1998.

     Reinsurance premiums ceded decreased by $5.7 million from $2.0 million for the nine months ended September 30, 1997 to a credit of $3.7 million for the nine months ended September 30, 1998. Reinsurance premiums are affected by current year premiums payable to the reinsurers, as well as the retrospective adjustments to accruals for prior year premiums. Due to favorable loss development of reinsured losses compared to prior estimates by the Company, the swing rated reinsurance premiums related to prior years were reduced by approximately $8.4 million. This change in estimate is reflective of the favorable loss development for the 1993 through 1995 loss years.

     Current year reinsurance premiums ceded increased by $387,000, or 9%, from $4.2 million for the nine months ended September 30, 1997 to $4.6 million for the nine months ended September 30, 1998. This increase is due to an increase in the excess layer coverages purchased by the policyholders, partially offset by a decrease in the swing-rated premium. The reinsurance premium due for excess layer coverage increased by $348,000 or 21%, from $1.6 million for the nine months ended September 30, 1997 to $2.0 million for the nine months ended September 30, 1998, consistent with an increase in premiums written for the excess layer coverage. In addition, the premiums related to the swing rated cession program increased by $38,000, or 1%. The liability "retrospective premiums accrued under reinsurance treaties" decreased from $14.6 million at September 30, 1997 to $7.7 million at September 30, 1998.

     Renewal Credits decreased $120,000, or 8%, from $1.5 million for the nine months ended September 30, 1997 to $1.4 million for the nine months ended September 30, 1998 reflecting a decrease in the credit rate from 16% to 12.5%, partially offset by an increasing premium base subject to the discount.

     Net premiums earned before Renewal Credits increased by $4.0 million, or 34%, from $11.9 million for the nine months ended September 30, 1997 to $15.9 million for the nine months ended September 30, 1998. This increase primarily reflects the change in estimate of reinsurance premiums due under the swing rated program. Net premiums earned after Renewal Credits increased similarly by $4.1 million, or 40%, from $10.4 million for the nine months ended September 30, 1997 to $14.5 million for the nine months ended September 30, 1998.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Gross premiums written decreased by $1.1 million, or 6%, from $19.0 million for the year ended December 31, 1996 to $17.9 million for the year ended December 31, 1997. The decrease in policyholder premiums was more than accounted for by a $2.1 million increase in discounts granted to policyholders under various discount and risk-sharing programs offered by the Company. The decrease was offset by an additional $1.3 million of premium collected in 1997 related to experience-rated programs. Base premium rates and the number of policyholders were essentially unchanged. Policyholder renewal rates were 97% in 1997 and 95% in 1996. Gross premiums written on excess layer coverage decreased $419,000 from $2.1 million for the year ended December 31, 1996 to $1.7 million for the year ended December 31, 1997.

     Discounts are granted to provide incentives and rewards for policyholders to minimize loss experience. Policyholders with favorable loss experience ("claims free" experience), those who participate in risk-management programs and those who wish to participate in the loss experience of a group (risk sharing premium plans) are granted discounts. The discounts for attending risk-management programs were first implemented in 1997, and accounted for $843,000 of the $1.5 million increase in discounts for the year. While these programs reduce net premiums due to the discounts granted, management believes its risk-management programs are likely to reduce losses in the future.

     In addition to the discounts granted, under certain retrospective programs, the policyholders associated with a group may initially pay reduced premiums for that policy year. The Company will subsequently increase these premiums through additional billings if the group's loss experience warrants. Under other risk sharing programs, the policyholder group initially pays a premium for the policy year which may later be partially refunded by the Company if losses for the group are under certain limits. Consistent with the Company's treatment of both losses and other reinsurance programs, premium refunds or additional billings are reflected in premiums in the periods in which such adjustments are made.
For the year ended December 31, 1997, approximately $1.6 million of premiums earned under retrospective programs are subject to adjustment based upon experience. Retrospective premium refunds of $240,000 were made during 1997(compared to zero in 1996). The Company also grants discounts for those policyholders in certain group or part-time practices. The premiums from excess layer coverage purchased by policyholders decreased primarily due to premium discounts granted.

     The change in unearned premiums for the period increased by $403,000 for the year ended December 31, 1997 due to the staggering of policy renewal dates for the first time in 1997. The amount was zero in 1996.

     Reinsurance premiums ceded decreased by $2.4 million, or 56%, from $4.2 million for the year ended December 31, 1996 to $1.9 million for the year ended December 31, 1997. Reinsurance premiums ceded are affected by current year premiums due to the reinsurers, as well as by retrospective adjustments to prior year premiums ceded. Due to favorable loss development of reinsured losses compared to prior estimates by the Company, the swing rated reinsurance premiums related to prior years produced an additional $547,000 benefit, increasing from $3.1 million for the year ended December 31, 1996 to $3.6 million for the year ended December 31, 1997.

     Current year reinsurance premiums ceded decreased $1.8 million, or 25%, to $5.5 million for the year ended December 31, 1997 from $7.3 million for the year ended December 31, 1996. The maximum premium due under the swing rated program was decreased from 30% of net policyholder premiums (as defined under the reinsurance treaty) in 1996 to 22.5% in 1997 to reflect the Company's favorable loss experience. Reinsurance coverages were unaffected. The favorable loss experience produced a reduction in the costs of the swing rated reinsurance program. Current year ceded premiums decreased by $1.4 million, or 27%, from $5.2 million in 1996 to $3.8 million in 1997. The reinsurance premium due for excess layer coverage decreased by $415,000 or 20% for the year ended December 31, 1997 compared to the year ended December 31, 1996 as previously described. These factors caused a decrease in the cost of the Company's reinsurance program in 1997 and 1996. The liability "retrospective premiums accrued under reinsurance treaties" decreased from $14.8 million at December 31, 1996 to $13.8 million at December 31, 1997.

     Renewal Credits increased $653,000, or 46%, from $1.4 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997 due to an increase in the Renewal Credit percentage from 10% to 16%, partially offset by a decrease in the premium base. This increase was intended to offset a 6% premium rate increase for 1998 for those qualifying for the Renewal Credit, as well as to respond to the competitive pressures in the marketplace. Because the Company accrues Renewal Credits in the period declared, the Renewal Credit is reflected as a reduction in premiums earned in 1997 while the 6% premium rate increase was not realized until 1998.

     Net premiums earned before Renewal Credits increased by $834,000, or 6%, from $14.8 million for the year ended December 31, 1996 to $15.6 million for the year ended December 31, 1997. Net premiums earned after Renewal Credits increased by $181,000, or 1%, from $13.4 million for the year ended December 31, 1996 to $13.5 million for the year ended December 31, 1997.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Gross premiums written decreased by $489,000, or 3%, from $19.5 million for the year ended December 31, 1995 to $19.0 million for the year ended December 31, 1996. The decrease was due to $1.2 million in discounts granted to retrospective premium plan groups (compared to $538,000 for 1995), as well as a
 .5% decrease in policyholders, offset by a base rate increase of 5.6% for 1996. The increase in discounts for 1996 was primarily due to increased risk sharing under retrospective premium plans. Gross premiums written on excess layer coverage were largely unchanged for the year ended December 31, 1996 compared to the year ended December 31, 1995.

     Reinsurance premiums ceded decreased by $5.3 million, or 56%, from $9.6 million for the year ended December 31, 1995 to $4.2 million for the year ended December 31, 1996. Reinsurance premiums ceded are affected by current year premiums due to the reinsurers, as well as by retrospective adjustments to prior year premiums. Due to favorable loss development of reinsured losses compared to prior estimates by the Company, the swing rated reinsurance premiums related to prior years were reduced to a $3.1 million credit in 1996 compared to a $604,000 cost for 1995.

     Current year reinsurance premiums decreased $1.6 million, or 18%, to $7.3 million for the year ended December 31, 1996 from $9.0 million for the year ended December 31, 1995. This was fully accounted for by a decline of $1.6 million from the swing-rated treaty attributable to improved expectations for loss experience. The maximum premium due under the swing rated program was decreased to 30% of net policyholder premiums (as defined under the reinsurance treaty) in 1996 compared to a previous maximum of 40% for the years 1993 through 1995 due to the Company's favorable loss experience. The reinsurance premium due for excess layer coverage remained largely unchanged for the year ended December 31, 1996 compared to the year ended December 31, 1995. The liability "retrospective premiums accrued under reinsurance treaties" increased from $12.0 million at December 31, 1995 to $14.8 million at December 31, 1996.

     Renewal Credits decreased $156,000, or 10%, from $1.6 million for the year ended December 31, 1995 to $1.4 million for the year ended December 31, 1996 reflecting a decrease in the premiums generated by those eligible for the Renewal Credit.

     Net premiums earned before Renewal Credits increased by $4.8 million, or 49%, from $9.9 million for the year ended December 31, 1995 to $14.8 million for the year ended December 31, 1996. Net premiums earned after Renewal Credits increased by $5.0 million, or 60%, from $8.4 million for the year ended December 31, 1995 to $13.4 million for the year ended December 31, 1996. The increase in net premiums for 1996 was principally due to the 56% reduction in reinsurance premiums ceded.


                        ------------------------------

                             NET INVESTMENT INCOME

                        ------------------------------


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Net investment income decreased by $124,000, or 3%, from $4.6 million for the nine months ended September 30, 1997 to $4.5 million for the nine months ended September 30,1998 due to a decline in yields, which was only partially offset by an increase in invested funds. Average invested assets (including short-term cash equivalents and excluding real estate held) increased by $6.2 million, or 6%, from $97.5 million at September 30, 1997 to $103.7 million at September 30, 1998 due to a change in unrealized gains and of additional invested funds. Positive cash flow and maturing investments were primarily invested in U. S. Government/Agency and corporate bonds for both periods. In order to increase yield and to better utilize the Company's positive cash flow position, the duration of the portfolio was increased from 4.0 years to 5.3 years. The average effective yield was approximately 6.27% for the nine months ended September 30, 1997 and 5.74% for the nine months ended September 30, 1998. The tax equivalent yield was approximately 6.94% at September 30, 1997 and 6.32% at September 30, 1998. The increase in investment yields is reflective of the market increase in interest rates in 1997 over 1996.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net investment income increased by $389,000, or 7%, from $5.7 million for the year ended December 31, 1996 to $6.0 million for the year ended December 31, 1997 due to both an increase in the invested assets in the securities portfolio and an increase in the yield rate. Average invested assets (including short-term cash equivalents and excluding real estate held) increased by $3.4 million, or 4%, from $93.1 million at December 31, 1996 to $96.5 million at December 31,
1997 due to unrealized gains and additional invested funds.    Positive cash
flow and maturing investments were primarily invested in U. S. Government/Agency and corporate bonds for 1997 and in tax-advantaged securities for 1996. In 1997, the Company sold its building and invested the $1.2 million net proceeds in fixed maturity securities. In late 1996, in accordance with the after-tax income optimization program, the Company sold approximately $10 million of existing taxable securities and re-invested the proceeds in tax-advantaged municipals and preferred stock. The average effective yield was approximately 6.26% for 1997 and 6.08% for 1996. The tax equivalent yield was 6.92% for 1997 and 6.27% for 1996. The increase in investment yields is reflective of the market increase in interest rates in 1997 over 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net investment income increased by $74,000, or 1%, from $5.6 million for the year ended December 31, 1995 to $5.7 million for the year ended December 31, 1996 due to an increase in the invested assets in the securities portfolio offset a decrease in the yield rate. Average invested assets (including short-term cash equivalents and excluding real estate held) increased by $3.7 million, or 4%, from $89.4 million at December 31, 1995 to $93.1 million at December 31, 1996 due to additional invested funds net of unrealized losses. Positive cash flow and maturing investments were primarily invested in tax-advantaged securities for 1996. In addition, in accordance with the after-tax income optimization program adopted by the Company, approximately $10 million of existing taxable securities were sold in late 1996 in order to re-invest in tax-advantaged municipals and preferred stocks. For the year ended December 31, 1996, a lower pre-tax yield on tax-advantaged securities tended to offset the positive effect of an increase in invested assets compared to the year ended December 31, 1995. The average effective yield was approximately 6.08% for 1996 and 6.25% for 1995. The tax equivalent yield decreased to 6.27% in 1996 from 6.54% in 1995. The lower 1996 yields reflect the market decline in interest rates in 1996 compared to 1995.


                        ------------------------------

                         NET REALIZED INVESTMENT GAINS

                        ------------------------------



NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Net realized investment gains were $128,000 for the nine months ended September 30, 1998 and $96,000 for the nine months ended September 30, 1997. Net realized gains for both periods were primarily from the sale of corporate bonds.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net realized investment gains were $90,000 for the year ended December 31, 1997 and $229,000 for the year ended December 31, 1996. Net realized gains for 1997 and 1996 were primarily from the sale of corporate bonds.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net realized investment gains were $229,000 for the year ended December 31, 1996 and $1,703,000 for the year ended December 31, 1995. Net realized gains for 1996 were primarily from the sale of corporate bonds. Net realized gains for 1995 were primarily from the sale of mortgage-backed securities where the Company had accumulated significant gains over the years. During 1995, falling interest rates caused the Company to shorten the duration of the portfolio by selling off longer maturity securities, principally mortgage-backed securities.


                        ------------------------------

                                  OTHER INCOME

                        ------------------------------


Other income includes revenues from insurance brokerage, insurance agency and physician services; as well as finance and service charge income from the Company's financing of physician premiums.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Other income increased $53,000, or 20%, from $270,000 for the nine months ended September 30, 1997 to $323,000 for the nine months ended September 30, 1998. This increase in income is primarily due to revenues from the start-up operations of the management services organization as well as increased insurance brokerage revenues.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Other income decreased $305,000, or 46%, from $660,000 for the year ended December 31, 1996 to $355,000 for the year ended December 31, 1997. Prior to 1997 the Company provided premium financing to its member physicians. During 1997 the Company arranged a premium financing facility to be provided by an independent party. This caused a $252,000 decrease in finance and service charge income and an increase in net investment income as a result of improved cash flow. The remainder of the reduction in other income was due to decreased insurance brokerage and insurance agency commissions and income.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Other income increased $25,000, or 4%, from $635,000 for the year ended
December 31, 1995 to $660,000 for the year ended December 31, 1996.   This
increase was primarily due to increased finance and service charge income from the financing of physician premiums.

                   -----------------------------------------

                       LOSS AND LOSS ADJUSTMENT EXPENSES
                      INCURRED AND COMBINED RATIO RESULTS

                   -----------------------------------------


The expense for incurred losses and LAE for each year net of reinsurance can be summarized as follows. All loss expense amounts incurred are reported net of reinsurance amounts recoverable.



                                        Nine Months Ended  September 30,         Year Ended December 31,
                                         -----------------------------     --------------------------------
                                              1998           1997            1997       1996        1995
                                         ---------------  ------------     ---------  ---------  ----------

                                                                  (in thousands)

      Incurred losses and LAE
       related to:
            Current year - losses            $12,653        $14,816         $19,444    $16,775    $16,094
            Prior years -
             development                        (832)        (3,122)         (3,853)    (1,539)    (4,805)
                                             -------        -------         -------    -------    -------

      Total incurred for the year            $11,821        $11,694         $15,591    $15,236    $11,289


Traditionally, property and casualty insurer results are judged using ratios of losses and underwriting expenses compared to net premiums earned. Following is a summary of these ratios for each period:

                                             Nine Months Ended September 30,         Year Ended December 31,
                                             -------------------------------   --------------------------------
                                                 1998               1997          1997       1996        1995
                                             ------------      -------------   ---------   --------   ---------

Before Renewal Credits:
-----------------------
     Loss and LAE ratio
        Current year losses                        79.4 %          124.4 %        124.5 %     113.5 %    161.8 %
        Prior year losses                          (5.2)%          (26.2)%        (24.6)%     (10.4)%    (48.3)%
                                                  -----           ------         ------      ------     ------
     Total Loss and LAE ratio                      74.2 %           98.2 %         99.9 %     103.1 %    113.5 %
     Underwriting expense ratio                    17.2 %           20.9 %         18.7 %      16.5 %     25.0 %
                                                  -----           ------         ------      ------     ------
     Combined ratio before
      Renewal Credits                              91.4 %          119.1 %        118.6 %     119.6 %    138.5 %
                                                  =====           ======         ======      ======     ======

         After Renewal Credits:
----------------------------------------
     Loss and LAE ratio
        Current year losses                        87.2 %          142.9 %        143.7 %     125.6 %    192.5 %
        Prior year losses                          (5.7)%          (30.1)%        (28.5)%     (11.5)%    (57.5)%
                                                  -----           ------         ------      ------     ------
     Total Loss and LAE ratio                      81.5%            112.8%        115.2%       114.1%    135.0%
     Underwriting expense ratio                    18.9%             24.0%         21.6%        18.3%     29.7%
                                                  -----            ------        ------       ------    ------
                  Combined ratio after
      Renewal Credits                             100.4%            136.8%        136.8%       132.4%    164.7%
                                                  =====            ======        ======       ======    ======


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Total incurred loss and LAE expense of $11.8 million for the nine months ended September 30, 1998 represented an increase of $127,000, or 1%, compared to $11.7 million incurred for the nine months ended September 30, 1997. Although the Company has noticed a higher severity (reported average claim cost) compared to earlier coverage years, this has been more than offset by a substantially lower frequency

(number of claims). According to the August, 1998 Best's Review, this increase in severity has also been observed in other medical professional liability insurers. Consistent with its historical practice, the Company has taken a conservative posture in establishing reserves related to the higher severity indications. The Company cannot predict the ultimate outcome of these uncertainties.

     The total incurred losses are broken into two components--incurred losses related to the current coverage year and development on prior coverage year
losses.   Current year incurred losses decreased by $2.2 million, or 15%, from
$14.8 million for the nine months ended September 30, 1997 to $12.7 million for the nine months ended September 30, 1998 due to the lower frequency of claims previously described. At the same time, net premiums (before Renewal Credits) increased by 34% as also previously described. The loss and LAE ratio reflected these changes, decreasing from 124.4% for the nine months ended September 30, 1997 to 79.4% for the nine months ended September 30, 1998.

     The Company experienced favorable development on estimated losses for prior years' claims for both nine month periods. The favorable loss development related to prior years claims was $832,000 for the nine months ended September 30, 1998, and $3.1 million for the nine months ended September 30, 1997. The total loss and LAE ratio was reduced by 5 points for the nine months ended September 30, 1998 and 26 points for the nine months ended September 30, 1997,
as a result of this favorable development.   For both periods, this favorable
development related to the 1993 through 1995 loss years reduced losses in 1997 substantially and to a lesser degree in 1998. Loss development can be affected by a variety of factors as explained in "Losses and Loss Adjustment Expenses."

     The underwriting expense ratio before Renewal Credits decreased from 20.9% for the nine months ended September 30, 1997 to 17.2% for the nine months ended September 30, 1998. This decrease is reflective of the 34% increase in net premiums (before Renewal Credits) due to the substantial decrease in reinsurance premiums previously described, offset by a 10% increase in underwriting expenses. Underwriting expenses increased $254,000 to $2.7 million for the nine months ended September 30, 1998 from $2.5 million for the nine months ended September 30, 1997. See "Underwriting Expenses."

     The combined ratio before Renewal Credits decreased from 119.1% for the nine months ended September 30, 1997 to 91.4% for the nine months ended September 30, 1998. The 34% increase in net premiums (before Renewal Credits) previously described, combined with stable incurred losses helped to drive the combined ratio to its lowest level for the 1995 through 1998 period. The GAAP combined ratio before Renewal Credits for the nine months ended September 30, 1998 was 91.4% while the statutory combined ratio was 94.9%. Likewise, for the nine months ended September 30, 1997, the GAAP combined ratio before Renewal Credits was 119.1% compared to the statutory combined ratio of 113.8%.

     The GAAP combined ratio after Renewal Credits for the nine months ended September 30, 1998 of 100.4% improved by 36 points from the combined ratio for the nine months ended September 30, 1997 of 136.8% due to an 8% decrease in Renewal Credits as well as the net premium changes already described.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Total incurred loss and LAE expense of $15.6 million for the year ended December 31, 1997 represented an increase of $355,000, or 2%, compared to $15.2 million incurred for the year ended December 31, 1996. The total incurred is broken into two components--incurred losses related to the current coverage year and development on prior coverage year losses.

     Current year incurred losses increased by $2.7 million, or 16%, from $16.8 million for the year ended December 31, 1996 to $19.4 million for the year ended December 31, 1997. This increase was due to a 12% increase in the number of claims reported or "opened" for 1997 as compared to 1996 and due to indications of a higher average claim cost relative to earlier coverage years. The loss and LAE ratio reflected this increase, changing from 113.5% for the year ended December 31, 1996 to 124.5% for the year ended December 31, 1997.

     The Company experienced favorable development on expected losses for prior year claims compared to previous estimates in both 1997 and 1996 based on updated loss experience for those prior coverage periods. The favorable loss development related to prior years' claims was $3.9 million for the year ended December 31, 1997 and $1.5 million for the year ended December 31, 1996. The 1997 favorable development was primarily related to the 1993 through 1995 loss years. For the year 1996, favorable development primarily related to the 1994 and 1995 loss years. The total loss and LAE ratio was reduced by 25 points for the year ended December 31, 1997, and 10 points for the year ended December 31, 1996 as a result of this favorable development.

     The Company believes that its favorable development has resulted for the most part from the comparatively low number of claims reported for the 1995 through 1996 period, as well as its conservative reserving practice. For 1996, the favorable development related to the immediately preceding coverage years was relatively low by historical standards. In addition, this favorable development was offset by upward adjustment on the claim severities for earlier years and an upward adjustment for tail coverage issued in 1992.

     The underwriting expense ratio before Renewal Credits increased from 16.5% in 1996 to 18.7% in 1997. The 20% increase in underwriting expenses was only partially offset by the 6% increase in net premiums (before Renewal Credits). Underwriting expenses increased $480,000 to $2.9 million for the year ended December 31, 1997 from $2.4 million for the year ended December 31, 1996. See "Underwriting Expenses".

     The combined ratio before Renewal Credits decreased from 119.6% for the year ended December 31, 1996 to 118.6% for the year ended December 31, 1997.
The 2% increase in incurred loss and LAE expense was more than offset by the 6% increase in net premiums (before Renewal Credits) previously described. The GAAP combined ratio before Renewal Credits for 1997 was 118.6% while the statutory combined ratio was 119.6%. Likewise for 1996, the GAAP combined ratio before Renewal Credits was 119.6% while the statutory combined ratio was 121.6%.

     The GAAP combined ratio for the year ended December 31, 1997 of 136.8% worsened by 4 points from the combined ratio for the year ended December 31, 1996 of 132.4% primarily due to the 46% increase in Renewal Credits previously described.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Total incurred loss and LAE expense of $15.2 million for the year ended December 31, 1996 represented an increase of $3.9 million, or 35%, compared to $11.3 million incurred for the year ended December 31, 1995. The 1996 expense reflects the reduced favorable development from prior years. The total incurred is broken into two components--incurred losses related to the current coverage year and development on prior coverage year losses.

     Current year incurred losses increased by $681,000, or 4%, from $16.1 million for the year ended December 31, 1995 to $16.8 million for the year ended December 31, 1996. The loss and LAE ratio decreased, however, from 161.8% for the year ended December 31, 1995 to 113.5% for the year ended December 31, 1996. The decrease in the loss and LAE ratio is reflective of the substantial increase in net premiums due to the reduced reinsurance premium cost for 1996.

     The Company experienced favorable loss development in 1996 and 1995, reflected as a decrease in the loss reserve and LAE expense for the year indicated. The favorable loss development related to prior years' claims was $1.5 million for the year ended December 31, 1996 and $4.8 million for the year ended December 31, 1995. The 1995 favorable development was primarily related to the 1992 through 1994 loss years. For 1996, otherwise favorable development was partially offset by an upward adjustment on the claim severities for earlier years and an upward adjustment for tail coverage issued in 1992. The total loss and LAE ratio was reduced by 10 points for the year ended December 31, 1996, and 48 points for the year ended December 31, 1995 as a result of favorable development.

     The underwriting expense ratio before Renewal Credits decreased significantly from 25.0% in 1995 to 16.5% in 1996. The decrease is reflective of a 49% increase in net premiums earned before Renewal Credits and a 2% decrease in underwriting expenses. Underwriting expenses decreased $45,000 to $2.4 million for the year ended December 31, 1996 from $2.5 million for the year ended December 31, 1995. See "Underwriting Expenses."

     The combined ratio before Renewal Credits decreased from 138.5% for the year ended December 31, 1995 to 119.6% for the year ended December 31, 1996.
The 35% increase in incurred loss and LAE expense was more than offset by the 49% increase in net premiums (before Renewal Credits) due to reduced reinsurance costs previously described. The GAAP combined ratio before Renewal Credits for 1996 was 119.6% while the statutory combined ratio was 121.6%. Likewise for 1995, the GAAP combined ratio before Renewal Credits was 138.5% while the statutory combined ratio was 145.8%.

     The GAAP combined ratio for the year ended December 31, 1996 of 132.4% improved by 32 points from the combined ratio for the year ended December 31, 1995 of 164.7% due to both the increase in net premiums and a 10% decrease in Renewal Credits also previously described. The 164.7% ratio in 1995 is reflective of relatively higher reinsurance costs in 1995 compared to 1996 and later years.

          ----------------------------------------------------------

                       LOSS AND LOSS ADJUSTMENT EXPENSES
                                   LIABILITY

          ----------------------------------------------------------


The loss and LAE reserve liabilities for unpaid claims as of each period are as follows:



                                      Nine Months Ended September 30,             Year Ended December 31,
                                     --------------------------------       ----------------------------------
                                           1998            1997                  1997       1996        1995
                                     --------------    --------------        ---------  ----------  ----------

                                                                (in thousands)
      Liability for:
            Losses                         $62,045        $51,471             $53,661     $51,035      $56,401
            Loss adjustment expenses        20,285         20,353              21,475      20,171       15,632
                                            ------         ------              ------     -------      -------
                 Liability                 $82,330        $71,824             $75,136     $71,206      $72,033
                                           =======        =======             =======     =======      =======
      Reinsurance recoverable on losses   $(20,600)      $(12,793)           $(17,077)   $(14,679)    $(16,182)
                                           =======        =======             =======     =======      =======


     Losses in the medical professional liability industry can take up to eight to ten years, or occasionally more, to fully settle. Actual amounts are not due from the reinsurers until the Company settles a claim.

     The Company believes that all of its reinsurance recoverables are collectible. See "Business-Reinsurance" for a discussion of the reinsurance program.


             ---------------------------------------------------

                             UNDERWRITING EXPENSES

             ---------------------------------------------------


Salaries and benefits accounted for approximately 20 to 30% of other underwriting expenses; with professional fees (including legal, auditing and directors' fees) accounting for approximately another 30% of such underwriting expenditures. Premium taxes remained level from year to year at approximately 2% of gross premiums written. Starting in 1998, premium taxes related to the change in unearned premiums due to the staggering of renewal dates have been treated as deferred acquisition costs. Guaranty Fund assessments are based on industry loss experience, which is not entirely predictable. In 1998, the Company began to accrue future Guaranty Fund assessments related to the current year based on recent years' experience. Prior to 1998, Guaranty Fund assessments were expensed when paid.


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Underwriting expenses increased $254,000, or 10%, from $2.5 million for the nine months ended September 30, 1997 to $2.7 million for the nine months ended September 30, 1998. The increase in expenditures was due to a variety of factors, including increases in salary and employee relations costs ($295,000); guaranty assessments ($174,000) and premium taxes ($139,000); offset with decreases in other categories. Salary and employee relations costs increased due to the continued upgrading of management positions in anticipation of the Reorganization. Guaranty Fund assessments reflect expected future assessments for the current year. Premium taxes increased due to an increase in written premium. For the nine months ended September 30, 1998, premium taxes of $110,000 have been deferred as acquisition costs.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Underwriting expenses increased $480,000, or 20%, to $2.9 million for the year ended December 31, 1997 from $2.4 million for the year ended December 31, 1996. The increase in expenditures was due primarily to increases in salary and employee relations costs ($207,000); Guaranty Fund assessments ($145,000); and legal and auditing fees ($87,000). The increase in salary and employee relations costs is attributable to the upgrading of staff and management positions by the Company in marketing, underwriting and accounting. Guaranty Fund assessments increased substantially due to payments in 1997 compared to refunds received in 1996.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Underwriting expenses decreased $45,000, or 2%, to $2.4 million for the year ended December 31, 1996 from $2.5 million for the year ended December 31, 1995. Decreased salary and employee relations costs ($225,000) was offset by increased legal and auditing fees ($92,000) as well as other increased expenditures.


                    -----------------------------------------

                                 OTHER EXPENSES

                    -----------------------------------------


Other expenses include expenditures for subsidiary operations which are not directly related to the issuance of medical professional liability insurance, including insurance brokerage, insurance agency and physician services; as well as costs associated with unrelated one-time events such as the Reorganization.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Other expenses increased $949,000, or 222%, from $428,000 for the nine months ended September 30, 1997 to $1.4 million for the nine months ended September 30, 1998. The substantial increase for the nine months ended September 30, 1998 was due to $509,000 of legal, accounting and professional fees associated with the Reorganization; and $268,000 in expenditures for start-up operations of the management services organization. The management services organization was established in 1997 to provide physicians with a variety of administrative support and other services, but did not have substantive operations until 1998.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Other expenses decreased $252,000, or 27%, from $928,000 for the year ended December 31, 1996 to $676,000 for the year ended December 31, 1997. This decrease is reflective of reduced salary and other operating expenditures in both the insurance brokerage and insurance agency subsidiaries.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Other expenses decreased $779,000, or 46%, from $1.7 million for the year ended December 31, 1995 to $928,000 for the year ended December 31, 1996. Expenditures related to the physicians services organization decreased by $279,000 for the year ended December 31, 1996 compared to higher start-up costs incurred for the year ended December 31, 1995. In addition, in 1995, $487,000 of salary costs were incurred associated with a management transition.



                    -----------------------------------------

                              FEDERAL INCOME TAXES

                    -----------------------------------------


The effective tax rate for the Company is lower than the federal statutory rate almost entirely due to nontaxable investment income.



                                   Nine Months Ended September 30,     Year Ended December 31,
                               -----------------------------------   ----------------------------
                                       1998            1997            1997       1996      1995
                                       ----            ----            ----       ----      ----
     Federal income tax at
       statutory rates                 34%             34%             34%        34%        34%
     Tax exempt income, net            (7)            (38)            (42)        (4)       (13)
     Dividends received, net           (1)             (7)             (8)        (6)        (9)
     Reorganization costs                4             ---             ---        ---        ---
     Other, net                        (2)               2               1        (1)          1
                                        --            ----            ----       ----       ----

     Federal income tax at
        effective rates                 28%            (9)%           (15)%        23%        13%
                                        ==            ====            ====       ====       ====

The Company's net deferred tax assets are created by temporary differences that will result in tax benefits in future years due to the differing treatment of certain items for tax and financial statement purposes. The primary difference is the requirement to discount or reduce loss reserves for tax purposes because of their long-term nature.


                                            September 30,                          December  31,
                                      -------------------------       -----------------------------------------
                                         1998           1997             1997         1996             1995
                                      ----------     ----------       ----------    -----------    ------------
Deferred federal income tax asset    $ 2,630,000    $ 3,159,000       $2,793,000     $ 3,495,000    $ 2,999,000
                                       =========     ==========        =========       =========      =========


NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Tax expense for the nine months ended September 30, 1998 was $969,000 compared to a $63,000 tax benefit for the nine months ended September 30, 1997. The Federal corporate income tax rate of 34% was reduced to an effective tax benefit rate of 9% for the nine months ended September 30 1997 due to tax-exempt income and nontaxable dividends received. The effective rate was 28% for the nine months ended September 30, 1998. This increase in federal income tax is reflective of the increased income before income tax for the period.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The tax benefit for the year ended December 31, 1997 was $122,000, compared to a tax expense of $303,000 for the year ended December 31, 1996. The Federal corporate income tax rate of 34% was reduced to an effective rate of 23% for 1996 due to tax-exempt income and nontaxable dividends received. The 15% tax benefit rate for 1997 was achieved primarily due to a 42 point reduction to the 34% Federal tax income tax rate due to the exclusion of tax-exempt income, as well as an 8 point reduction due to nontaxable dividends received.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Tax expense for the years ended December 31, 1996 and 1995 was $303,000 and $104,000, respectively. The Federal corporate income tax rate of 34% was reduced to an effective rate of 23% for 1996 and an effective rate of 13% in 1995 due to tax-exempt income and nontaxable dividends received.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


     GROUP

     FINANCIAL CONDITION AND CAPITAL RESOURCES. Group is a stock holding company whose operations and assets primarily consist of its ownership of NCRIC and other subsidiaries. In addition, as a result of the Reorganization, Group has greater access to the capital markets. This allows Group to assist its subsidiaries in their efforts to compete effectively and create long-term growth. As a part of this strategy, Group may seek to take advantage of acquisition opportunities and alternative financing. In connection with the loan to finance the acquisition of HCI and HCIV and the assets of EBSI, NCRIC is required to covenant to pay dividends to Group (subject to regulatory limits) to service the loan if the cash flow of NCRIC MSO is inadequate to service the loan. See "Business--Business Strategy" and "Business--HCI and EBSI Acquisitions."

     LIQUIDITY. Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. Group's cash flow from operations will consist of dividends from subsidiaries, if declared and paid, and other permissible payments from its subsidiaries, offset by fees paid to NCRIC, for management services and other expenses. Group intends to rely primarily on such cash flow from NCRIC to pay dividends on its common stock, if any. The amount of future cash flow available to Group may be influenced by a variety of factors, including NCRIC's financial results and DISR regulation.
See "Business--Regulation."

     The payment of dividends to Group by NCRIC is subject to limitations imposed by the District of Columbia Holding Company System Act of 1993 (the "DC Holding Company Act"). Under the DC Holding Company Act, NCRIC must seek prior approval from the Commissioner to pay any dividend which, combined with other dividends made within the preceding 12 months, exceeds the lesser of (A) 10% of the surplus at the end of the prior year or (B) the prior year's net income (excluding realized capital gains). Net income for the 2 years preceding such year is carried forward for purposes of the calculation to the extent not paid in dividends. The law also requires that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. The District of Columbia permits the payment of dividends only out of unassigned statutory surplus. Using these criteria, as of the date of Reorganization NCRIC would have had available approximately $2.0 million of unassigned statutory surplus available for dividends.

     Unless otherwise specified, the following information is as of September 30, 1998:

     NCRIC

     LIQUIDITY. The primary sources of NCRIC's liquidity are insurance premiums, net investment income, recoveries from reinsurers and proceeds from the maturity or sale of invested assets. Funds are used to pay claims, LAE, operating expenses, reinsurance premiums and taxes; and to purchase investments.

     NCRIC had positive cash flow from operations for both the year ended December 31, 1996 and December 31, 1997. Cash provided by operating activities of NCRIC was $1.6 million in 1997 and $5.3 million in 1996. The smaller amount of cash flow in 1997 compared to 1996 was due to increased Renewal Credits and additional discounts given to renewing policyholders; and an increase in the swing-rated deposit premium advanced to the reinsurers. Because of the long-term nature of both the payment of claims and the settlement of swing-rated reinsurance premiums due to the reinsurers, cash from operations for a medical professional liability insurer such as NCRIC can vary substantially from year to year. NCRIC had negative cash flow from operations of $2.1 million for the year ended December 31, 1995. The cash flow for the year ended December 31, 1996 was $7.4 million more than the cash flow for the year ended December 31, 1995 due to lower reinsurance ceded, partially offset by increased claim settlements for 1996. Cash flow from operations for the nine months ended September 30, 1998 increased $3.3 million to $8.4 million compared to $5.1 million for the nine months ended September 30, 1997. The increased cash flow was primarily due to $1.5 million in additional premiums collected and a $1.0 million reduction in losses and LAE paid.

     In addition to the positive cash generated from operations, NCRIC sold its building in 1997. The $1.2 million net proceeds were invested in the securities portfolio.


     FINANCIAL CONDITION AND CAPITAL RESOURCES. NCRIC invests its positive cash flow from operations primarily in investment grade, fixed maturity securities. As of September 30, 1998, the carrying value of NCRIC's securities portfolio was $103.9 million, compared to a carrying value of $94.4 million at December 31, 1997, $89.6 million at December 31, 1996, and $83.5 million at December 31, 1995. The portfolios were invested as follows:



                                       September 30,          December  31,
                                      --------------      --------------------
                                           1998           1997    1996    1995
                                      --------------      ----    ----    ----

     U. S. Government and agencies         29%             30%     22%     37%
     Mortgage-backed securities            27              25      35      34
     Tax-exempt securities                 20              22      22       1
     Corporate bonds and preferred
       stocks                              24              23      21      28

     Over 82% of the portfolio at September 30, 1998 was invested in US Government/agency securities or has a rating of AAA or AA. See "Business-Investment Portfolio." For regulatory purposes, 100% of the securities portfolio is rated "Class 1" for all periods presented, which is the highest quality rated group as classified by the NAIC.

     NCRIC believes that all of its fixed maturity securities are readily marketable. Investment duration is closely monitored to provide adequate cash flow to meet operational and maturing liability needs. Asset and liability modeling, including sensitivity analyses and cash flow testing, are performed on a regular basis.

     NCRIC has no corporate debt. On December 8, 1998, Sequoia National Bank approved a loan to the Company in the amount of $2,200,000 at an annual interest rate of prime + 3/4 of a percentage point to finance the acquisition of HCI and HCIV and the assets of EBSI, secured by all of the stock of HCI.

     The $2.5 million line of credit available as of December 31, 1997 is restricted to working capital for claim settlements. The line of credit is unsecured and renewable annually. NCRIC has not drawn down on this facility. As of September 30, 1998, NCRIC had no material commitments for capital expenditures.

     The equity of NCRIC was $27.5 million at December 31, 1997, $25.4 million at December 31, 1996 and $25.8 million at December 31, 1995. The $2.1 million increase for the year ended December 31, 1997 was due to $959,000 of net income in 1997, as well as an unrealized appreciation (net of tax) in the investment portfolio of $1.1 million. The decrease in equity for the year ended December 31, 1996 resulted from $991,000 of net income in 1996, offset by unrealized investment losses of $1.4 million. The equity of NCRIC at September 30, 1998 was $31.9 million. The $4.4 million increase in equity for the nine months ended September 30, 1998 was due to $2.5 million in net income and $1.9 million in unrealized appreciation (net of tax) in the investment portfolio.


EFFECTS OF INFLATION AND INTEREST RATE CHANGES

     The primary effect of inflation on the Company is in estimating reserves for unpaid losses and LAE for medical professional liability claims in which there is a long period between reporting and settlement. The rate of inflation for malpractice claim settlements can substantially exceed the general rate of inflation. The actual effect of inflation on the Company's results cannot be conclusively known until claims are ultimately settled. Based on actual results to date, the Company believes that loss and LAE reserve levels and the Company's ratemaking process adequately incorporate the effects of inflation.

     Interest rate changes expose the Company to a market risk on its investment portfolio. This market risk is the potential for financial losses due to the decrease in the value or price of an asset resulting from broad movements in prices, such as interest rates. In general, the market value of the Company's fixed maturity portfolio increases or decreases in an inverse relationship with fluctuation in interest rates. In addition, the Company's net investment income increases or decreases in a direct relationship with interest rate changes on monies re-invested from maturing securities and investments of positive cash flow from operating activities.


YEAR 2000 ISSUES

     Many computer systems (hardware) and computer programs (software) were designed to accommodate only two-digit fields to represent a given year (for example, "98" represents 1998). The computer hardware and software automatically understands the two-digit indicator to be associated with the twentieth century and assigns the first two digits as "19." This design results in the inability of these computer systems to recognize post-twentieth century dates and to properly accept, process or display information related to the next century. If not corrected, this could result in system or electronic equipment failures, or miscalculations causing disruption of the Company's business operations.

     The Company's overall compliance initiatives have included the assignment of a task force to provide an assessment of the Company's exposure to the Year 2000 issues. The comprehensive program to address each aspect of the Year 2000 issues has included an assessment of all critical business systems; remediation or upgrading of critical systems; implementation of modified and updated systems; testing of both modified and updated systems as well as integrated systems testing; and contingency planning. The study has included an evaluation of both the Company's internal hardware and software systems, as well as exposure from service providers, brokers and other external business partners.

     The Company has completed an assessment of all of its critical internal hardware and software systems. Internal computer hardware has been determined to be Year 2000 compliant based on manufacturers' representations. Software systems that are not Year 2000 compliant are in the process of being upgraded through updates supplied by the vendors; being replaced by new systems; or being brought into compliance through the remediation efforts of certain outside vendors. Specifically, the Company's computer systems and application software that relate to policy administration, billing and claims are Year 2000 compliant. Office automation software programs that are not Year 2000 compliant will be replaced during 1999.

     For those systems which are in compliance, the Company has successfully completed stand-alone testing. During 1999, the Company will complete testing of those systems which are in the process of being modified. In addition, while most of the Company's computer hardware, software, telecommunications and desktop applications operate as stand-alone systems, there is some level of interdependency among the systems. The Company intends to complete full-scope integrated systems testing during 1999. The Company has begun to contact its outside vendors and critical business partners concerning their Year 2000 compliance efforts. This process will also be completed in mid 1999.

     The Company estimates that it has incurred internal and external costs associated with the Year 2000 effort of approximately $36,000 for the year ended December 31, 1997. (No expenditures were incurred for the years ended December 31, 1996 or December 31, 1995). The Company anticipates incurring internal and external costs of approximately $15,000 during 1998 and 1999.

     Although there can be no assurances, the Company believes that its internal operations will be sufficiently compliant that the Year 2000 issues should not cause a material disruption in its business. Despite these efforts, there can be no guarantee that the systems of other companies on which the Company relies will be Year 2000 compliant. Any failure associated with this non-compliance could have a material effect on the Company. While the Company believes that the Year 2000 issues will not cause an adverse effect on its ability to conduct its operations, it has begun to explore various contingency plans in order to complete the most critical aspects of its business operations in the event of any failures in the remediation efforts.


FEDERAL INCOME TAX MATTERS

     For tax years prior to the Stock Offering, the Company filed a consolidated United States federal income tax return. For tax years after the Stock Offering, the Company will not file as part of a consolidated United States federal income tax return with the Mutual Holding Company or Holdings because the Mutual Holding Company and Holdings will own directly and indirectly less than 80% of the outstanding shares of Group. Tax years 1995, 1996 and 1997 are open but not currently under audit.

REGULATORY MATTERS

     NAIC Statutory Accounting Codification. The NAIC is currently in the process of codifying statutory accounting practices, which are the accounting rules and guidelines prescribed or permitted by the state insurance regulators. Prescribed statutory accounting practices include state laws, regulations and NAIC guidelines. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state and company to company. This project is intended to re-examine current statutory accounting practices and to ensure uniform accounting treatment from a regulatory standpoint. The accounting mandated by the codification is expected to apply commencing January 1, 2001, and is likely to result in changes to current accounting treatments permitted by state regulators. Any statutory accounting changes mandated as a result of this codification will not have an effect on the financial statements prepared in accordance with GAAP, which have been included in this document and filed with the Securities and Exchange Commission.

     NAIC IRIS RATIOS. The NAIC Insurance Regulatory Information System ("IRIS") is an early warning system that is primarily intended to be utilized by the state and District of Columbia insurance department regulators to assist in their review and oversight of the financial condition and results of operations of insurance companies operating in their respective states. IRIS is a ratio analysis system that is administered by the NAIC. The NAIC provides the state and District of Columbia insurance department regulators with ratio reports for each insurer within their jurisdiction based on standardized annual financial statements submitted by the insurers. IRIS identifies 12 ratios to be analyzed for a property-casualty insurer, and specifies a range of values for each of these ratios. The ratios address various aspects of each insurer's financial condition and stability including profitability, liquidity, reserve adequacy and overall analytical ratios. Departure from the "usual range" of a ratio may require the submission of an explanation to the state insurance regulator. Departure from the usual range on four or more ratios may lead to increased regulatory oversight from the state regulator.

     For both 1996 and 1997 the Reciprocal was outside the usual range on the ratio of estimated current reserve deficiency to surplus. This ratio provides an estimate of the adequacy of loss reserves maintained based on the change in net premiums from year to year. This ratio fell outside the usual range for both years due to a change in the Reciprocal's net premiums written, which takes into account premiums ceded under the reinsurance program. Due to favorable loss development, the previously estimated swing rated reinsurance premium due from prior years was reduced. In addition, the maximum premium rate due under the reinsurance program was reduced in 1996 and again in 1997. This premium ceded reduction resulted in an inappropriate indication of inadequate reserves. In addition, for 1996 the change in net writings (net premiums written) ratio was out of the usual range of values. This again was due to the reduction in reinsurance premiums. For all years, the Reciprocal was within or favorably exceeded the usual range for the remainder of the IRIS ratios.


     NAIC RISK-BASED CAPITAL. The NAIC has established a methodology for assessing the adequacy of each insurer's capital position based on the level of statutory surplus and an evaluation of the risks in the insurer's product mix and investment portfolio profile. This risk-based capital ("RBC") formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. For property-casualty insurers, the formula takes into account risks related to the insurer's assets (including risks related to its investment portfolio) and the insurer's liabilities (including risks related to the adverse development of coverages underwritten). The RBC rules provide for different levels of regulatory attention depending on the ratio of the insurer's total adjusted capital to the "authorized control level" of RBC. For all periods presented, NCRIC and CML's total adjusted capital levels were significantly in excess of the authorized control level of RBC. Management believes that the RBC levels will be significantly in excess of the authorized control level of RBC as of the closing of the Stock Offering. As a result, the RBC requirements are not expected to have an impact upon the Company's operations. Following is a presentation of the total adjusted capital for NCRIC and CML compared to the authorized control level of RBC:

                        Authorized Control Level
                          Risk-based Capital       Total Adjusted Capital
                         --------------------      ----------------------
                         NCRIC       CML              NCRIC        CML
                         -----  -------------      -----------  ---------

                                         (in millions)

December 31, 1997         $3.7      $.14               $23.2       $4.9

             1996          3.8       .12                22.4        5.3

             1995          4.8       .16                21.2        4.6

                                    BUSINESS

BUSINESS OVERVIEW

     The Company is a medical professional liability insurance company servicing healthcare providers in the Mid-Atlantic region. Created by District of Columbia physicians in 1980 when medical professional liability insurance was either unavailable or prohibitively expensive, the Company has provided high quality insurance products to its insureds in the District of Columbia metropolitan area, a legal jurisdiction which has rejected tort reform and has the highest cumulative average medical professional liability jury awards of any jurisdiction in the United States. The Company's success rests, among other factors, on its ability to successfully litigate claims, reduce its insured's loss exposure through effective risk management and provide its insureds with individualized service. Recognizing the value of the Company's insurance products, 98% of the Company's insureds renewed their policies in 1998. The Company believes that it successfully managed the medical professional liability insurance crisis of the early 1980's and has prospered since through a combination of physician governance and professional management expertise.

     Over the past three years, the Company has distributed a customer satisfaction survey. In 1998, 62% of the Company's insureds responded to the survey and 92% of those who responded indicated that they were "always pleased" or "almost always pleased" with the Company's service. Comparable ratings for 1997 and 1996 were 91% and 90% respectively.

     According to A.M. Best, in 1997 44% of the direct premiums written for physician and hospital professional liability insurance in District of Columbia were written by the Company. The Company's two principal competitors have a combined market share of 30%. However, the A.M. Best data includes all medical professional liability insurance sold in the District of Columbia including insurance purchased by institutions such as hospitals, which the Company does not insure, but which are insured by its principal competitors. Therefore, the A.M. Best data does not accurately reflect the Company's market share of the portions of the District of Columbia medical professional liability market in which it participates. In addition, during the nine months ended September 30, 1998, the Company generated approximately 10% of its premiums in Maryland, Virginia and West Virginia. The Company's market share is less than 2% in each of these markets. As of September 30, 1998, the Company had approximately 1,200 medical professional liability policies outstanding in all of its markets. The majority of the Company's premiums are generated from individual and small-group practices, but it also has risk sharing programs with groups of physicians sponsored by metropolitan Washington, D.C. area hospitals. The Company primarily markets its products directly to its physician clients. The Company also markets its products through independent brokers and agents who currently produce less than 2% of its direct premiums written.

     Medical professional liability insurance insures the physician or other healthcare provider against liabilities arising from the rendering of, or failure to render, professional medical services. The Company's policies are written on a claims-made basis and include legal defense against asserted professional liability claims. In addition to the Company's medical professional liability insurance operations, the Company has a reinsurance brokerage operation, an insurance agency, a physicians organization and a management services organization.

     CML, a wholly-owned subsidiary of NCRIC, provides medical professional liability insurance in Virginia and other jurisdictions. CML was formed in 1989 and started writing policies in Virginia in 1991. Currently, CML is licensed to write policies in the District of Columbia, Virginia and West Virginia. CML's policies closely resemble NCRIC's policies except that insureds of CML do not become members of the Mutual Holding Company.

     National Capital Insurance Brokerage, Inc. ("NCIB"), a wholly-owned subsidiary of NCRIC, was formed in 1984 to serve as the Company's domestic reinsurance broker. NCIB has retained commission income which would otherwise have been paid to outside reinsurance brokers. This income has been used by the Company to offset other operating expenses. NCIB has also played a critical role in restructuring the Company's reinsurance program to provide effective and comprehensive reinsurance coverage without reducing the Company's profitability.

In 1996, NCIB conducted a thorough analysis of the Company's reinsurance program. As a result of this review and internal efforts undertaken by the Company, NCRIC significantly reduced its current and future reinsurance costs.

     NCRIC Insurance Agency ("NIA"), a wholly-owned subsidiary of NCRIC, acquired certain life, health and disability insurance business from Medical Society Services, Inc. in 1989. In 1992, NIA also began offering property and casualty products. As an insurance agent, NIA receives commissions for business it places for sponsored insurance companies. NIA markets insurance products not underwritten by the Company. This permits the Company's core insureds to obtain a wider range of insurance products through the Company.

     NCRIC Physicians Organization, Inc. ("NCRIC PO"), a wholly-owned subsidiary of Group, manages a coalition of physicians working with hospitals and ancillary healthcare providers which contract with managed care payers as an exclusive healthcare provider network. NCRIC PO began with approximately 600 physicians in 1994 and currently is the largest physician-governed healthcare provider network in the Washington, D.C. metropolitan area with 1,800 physicians (approximately 600 of NCRIC PO's members are insureds of the Company). NCRIC PO achieved its 1998 growth through alliances with two major area networks which added 600 new physicians. NCRIC PO has established three fee-for-service contracts with area payers, has formed alliances with other provider networks which have added seven additional fee-for-service contracts in 1998 and continues to work on achieving the goals it set for itself when it was organized. NCRIC PO has also maintained a PPO contract with NYLCare of the Mid Atlantic Region which resulted in more than 2,000 patient encounters and $550,000 in provider billing to NCRIC PO members in 1997.

     NCRIC MSO, Inc. ("NCRIC MSO"), a wholly-owned subsidiary of Group, has been a start-up operation with limited activity. In order to substantially accelerate NCRIC MSO's entry into the practice management, financial services and employee benefits markets, the Company has entered into definitive agreements to complete the Practice Management and Financial Services Acquisition. See "-- Practice Management and Financial Services Acquisition."

     The Company's direct premiums written and net income were $17.9 million and $959,000, respectively, for the year ended December 31, 1997 and were $18.8 million and $2.5 million, respectively, for the nine months ended September 30, 1998. As of September 30, 1998, the Company had $135.9 million in total assets and $31.9 million of total equity.

     The Company believes it can best leverage its strengths and appeal to customers by maintaining conservatism in its financial accounts. In line with this philosophy, as of September 30, 1998, the Company has established, on a gross basis, $82.3 million in loss reserves. The Company believes that its loss reserves are adequate to meet future losses. The Company's conservative estimation of loss reserves is demonstrated by its favorable loss developments in each year since 1990. These favorable loss developments have contributed significantly to the Company's reported earnings. (See "Loss and LAE Reserves" and "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

CURRENT HEALTHCARE ENVIRONMENT

     The greatest challenge to physicians in the current healthcare marketplace is that physician revenues are declining, while the cost of delivery of medical services is rising. Since the early 1990's, health insurance companies and other third party payers, including the federal and state governments through Medicare and Medicaid, have increasingly favored a "managed care" form of reimbursement. Third party payers believe that managed care plans will result in lower healthcare costs because the managed care plan, rather than physicians, manage the delivery of healthcare services. Instead of a traditional fee-for-service payment structure, managed care generally requires the physician to provide medical services to potential clients at a significantly reduced reimbursement rate or for a fixed capitation payment, with the physician bearing the risk that the actual costs of medical services to individual groups of patients will exceed the capitation payment.

     An early response to managed care was the decision of national physician practice management companies ("PPMCs"), local hospital systems and health management organizations ("HMOs") to acquire numerous independent physician practices and form one large group under common ownership. Management believes that many PPMC and HMO acquisitions have failed due to the unwillingness of physicians to remain employees of practices they no longer controlled. Unsuccessful corporate restructuring by local hospital systems has resulted in additional failures. Many local hospital systems are currently attempting to control losses by divesting themselves of unprofitable physician practices.

     The Company believes that acquisitions of physicians' practices across divergent market places prevented the larger groups from being closely integrated in any local market (an essential component of a successful medical practice). In addition, significant administrative fees and other costs were often imposed on acquired practices which were already facing revenue and expense constraints prior to being acquired. Finally, PPMCs were often unable to retain the physicians who had sold their practices. Conflicting goals on how physician services should be delivered frequently caused physicians to terminate their employment with the PPMC.

     The inability of some PPMCs, local hospital systems and HMOs to operate profitably does not mean that managed care will not continue to profoundly affect the practice of medicine. Solo and small group practitioners, in particular, may have difficulty surviving in the managed care healthcare environment, unless they can pool their resources to economically obtain the management expertise and resources necessary to reduce costs and remain profitable. Medical professional liability insurance costs are among the costs that physicians will seek to reduce. The Company anticipates that the stronger bargaining power of a group of physicians will enable these physicians to negotiate lower premium rates, thus reducing the Company's premium income. The Company intends to offset potential lower premium income from its traditional professional medical liability insurance products by providing products and services that appeal to the larger groups including: (1) creating new risk sharing structures for larger groups; (2) managing the practices of the larger groups as one risk versus disparate risks; (3) providing claims and risk management services independently of its core insurance products on an "unbundled" basis; and (4) wrapping in managed care errors and omissions coverage and provider stop-loss excess insurance. The Company has already begun implementing this strategy by entering into risk sharing arrangements with and providing risk management services to large groups of physicians sponsored by metropolitan Washington, D.C. hospitals. The Company does not intend to adopt the PPMC model of purchasing physician practices.

THE COMPANY'S VISION

     The Company intends to become a healthcare financial services organization which provides individual physicians and groups of physicians with economical high quality medical professional liability insurance and the practice management and financial services necessary for them to succeed in the managed care healthcare environment. Management believes that the Company is well positioned to accomplish these goals because it has a loyal policyholder base to build upon and anticipates raising new capital in the Stock Offerings. If completed, the Practice Management and Financial Services Acquisition (see "Practice Management and Financial Services Acquisition") will substantially enhance the Company's ability to provide independent physicians with essential practice management expertise. The Company will be a well-capitalized physician financial services organizations in the Mid-Atlantic region.

     The ability to cross-sell services and products will be greatly enhanced by the current direct channels of distribution and the strong retention of clients by the Company, HCI, HCIV and EBSI. The Company will attempt to sell its medical professional liability products and services to some of HCI's, HCIV's and EBSI's approximately 1,200 physician clients (including affiliates) which will expand the Company's geographic coverage area. In addition, the Practice Management and Financial Services Acquisition will substantially add to the Company's ability to provide practice management and employee benefit services to its approximately 1,200 physician insureds. Together with the approximately 1,200 members of NCRIC PO who are not insured by the Company, on the completion of the Practice Management and Financial Services Acquisition, the Company will be providing some products and services to approximately 3,500 physicians.

CORE INSURANCE PRODUCTS

     The Company underwrites medical professional and office premises liability policy coverages for physicians, physician medical groups and clinics, managed care organizations and other providers in the healthcare industry. The Company currently issues policies on a claims-made basis. Claims-made policies provide coverage to the policyholder for claims occurring and reported during the period of coverage. The Company also offers prior acts insurance coverage to new insureds, subject to the new insureds' meeting the Company's underwriting criteria. Such coverage extends the effective date of claims-made policies to designated periods prior to the physician's becoming an insured of the Company. Insureds are insured continuously while their claims-made policy is in force.

     PHYSICIAN AND MEDICAL GROUP LIABILITY. The Company offers separate policy forms for physicians who are solo practitioners and for those who practice as part of a medical group or clinic. The policy issued to solo practitioners includes coverage for professional liability that arises in the medical practice and also for certain other "premises" liabilities that may arise in the non-professional operations of the medical practice, such as slip and fall accidents. The professional liability insurance for solo practitioners and for medical groups provides protection against the legal liability of the insureds for such things as injury caused by or as a result of the performance of patient treatment, failure to treat and failure to diagnose.

     POLICY LIMITS. The Company offers limits of insurance up to $5 million per claim, with up to a $7 million aggregate policy limit for all claims reported for each calendar year or other 12-month policy period. The most common limit is $1 million per claim, subject to a $3 million aggregate policy limit. Higher limits and excess coverage can also be written in conjunction with special reinsurance arrangements.

     REPORTING ENDORSEMENTS. Reporting endorsements are offered for physicians terminating their policies with the Company. This coverage extends the period indefinitely for reporting future claims resulting from incidents occurring while a claims-made policy was in effect. The price of the reporting endorsement coverage is based on the length of time the insured has been covered by the Company. The Company provides free reporting endorsement coverage for insured physicians who die or become disabled so that they cannot practice their specialty during the coverage period of the policy and those who have been insured by the Company for at least five consecutive years, attain the age of 55 and retire completely from the practice of medicine.

     PRACTICEGUARD. The Company has established a limited defense reimbursement benefit for proceedings by governmental disciplinary boards. The Company provides this coverage to its insureds automatically without a surcharge. PracticeGuard provides legal counsel to defend licensure actions brought by the District of Columbia or a State Medical Licensing Board, actions involving medical staff credentialing committees, actions to remove physicians from participation in a managed care plan and actions to limit participation in government programs such as Medicare and Medicaid.

     MANAGED CARE ORGANIZATION ERRORS AND OMISSIONS. The Company has recently introduced a policy for managed care organizations that provides coverage for liability arising from the errors and omissions in managed care operations, for the vicarious liability of a managed care organization for the acts or omissions of non-employed physician providers and for liability of directors and officers of a managed care organization. These policies are issued on a claims-made basis, and 95% of the risk associated with these policies is reinsured. The annual aggregate limits of coverage under the current managed care organization policies issued by the Company are currently $2 million. Through the Company's reinsurance arrangements, it has the capacity to write managed care organization policies with aggregate limits of up to $10 million. Managed care organization policies have not been a significant source of revenue in 1998.

     NON-STANDARD PHYSICIAN PROGRAM. The Company also has a non-standard physician program for physicians who do not meet certain of the Company's underwriting standards. The Company carefully evaluates the additional risk it assumes when it insures non-standard physicians. A surcharge is applied to the premiums of non-standard physicians to compensate the Company for the higher level of risk the Company is assuming. The Company monitors the activities of its non-standard insureds more closely than those of its standard insureds and attempts to rehabilitate its non-standard insureds through risk management training. The non-standard physician program has not been a significant source of revenue in 1998.

     DIRECT PREMIUMS. The following table summarizes the Company's physician and medical group professional liability direct premiums as of November 16, 1998:

                                              Direct Premiums   Percentage of
                 Group Size                       Written           Total
--------------------------------------------  ----------------  --------------
                                               (In Thousands)
Solo practitioner physicians                          $ 6,759            40.4%
Groups with two physicians                              1,022             6.1
Groups with three or more physicians                    4,497            26.9
Sponsored Programs, including risk sharing              4,440            26.6
                                                     --------          ------
      Total                                           $16,718           100%
                                                     ========          ====

     OCCURRENCE BASIS POLICIES. Until July 1, 1986, the Company issued policies on an occurrence basis. Occurrence policies provide coverage to the policyholder for all losses incurred during the policy year regardless of when the claims are reported. As of September 30, 1998, the Company has loss and LAE reserves in the amount of $2.3 million in connection with its potential liability under occurrence policies.

MAINTENANCE AND EXPANSION OF CORE INSURANCE PRODUCTS

     The Company's future success rests on its ability to ensure that its core insurance products continue to meet the needs of existing insureds and other healthcare providers. Growth and retention of the Company's core insurance business in a managed care environment will be sought through expanding the Company's relationship with larger groups of physicians and developing appropriate risk financing vehicles for larger groups. The key elements of the Company's strategy to compete effectively and create profitable long-term growth for its core insurance products are the following:

     MAINTAIN ITS STRONG FRANCHISE AND CLOSE RELATIONSHIP WITH THE DISTRICT OF COLUMBIA METROPOLITAN AREA MEDICAL COMMUNITY. The Reciprocal was founded in 1980 with the strong support of the Medical Society of the District of Columbia ("MSDC") and the District of Columbia's physicians. According to A.M. Best, the Company has 44% of the direct written premiums generated in the District of Columbia physician and hospital professional liability market. The A.M. Best data includes insurance purchased by institutions such as hospitals, which the Company does not insure, but which are insured by its principal competitors. Thus, the A.M. Best data does not accurately reflect the Company's share of the medical professional liability insurance markets in which it participates. The Company maintains the exclusive endorsement of the MSDC, as well as that of the Virginia-based Arlington County Medical Society. The Company plans to increase its direct business activity in its core markets by implementing a joint marketing plan with MSDC and other metropolitan area medical societies. The Company has set a target of at least a 95% annual retention rate for its core insurance business in the future. The Articles of Incorporation of the Mutual Holding Company and NCRIC require that at least two-thirds of the members of their respective Boards of Directors be physicians. This direct involvement of physicians enables the Company to better understand medical practice patterns, claims, customer needs and other relevant matters. It also strengthens the Company's ties with the physician community.

     ENHANCE INSURANCE PRODUCT OFFERINGS TO INCREASE SALES AND STRENGTHEN TIES WITH PHYSICIANS. The Company has developed other insurance products in addition to its core medical professional liability insurance offerings. These products include comprehensive premises liability coverage for medical offices and NCRIC Practice Guard.

     NEW PRODUCTS. The Company's current new product initiatives include expanding its dental professional liability offerings and providing claims and risk management services independently of its core insurance on an "unbundled" basis.

     EXPAND GEOGRAPHICALLY. The Company intends to leverage off of its strong franchise in the District of Columbia area and its extensive claims and risk management expertise to expand into nearby states. It has recently expanded into Virginia, Maryland and West Virginia and has a license pending in Delaware. According to A.M. Best, these states produced $275 million in medical professional liability direct premiums written in 1997 for the industry, providing strong potential growth opportunities. The Company's current premiums from these states totaled $2 million in the first nine months of 1998. The Company is also pursuing potential expansion opportunities in other Mid-Atlantic states.

     GROW THROUGH STRATEGIC ACQUISITIONS. The Company believes that consolidation will continue in the medical professional liability insurance industry. This may give rise to opportunities for the Company to make strategic acquisitions to expand its business, product offerings and geographic scope. As a result of the Reorganization the Company is better positioned to make such acquisitions, since it has greater access to capital and can issue stock in connection with an acquisition. In addition, the Company intends to diversify into other healthcare-related enterprises through strategic acquisitions such as the Practice Management and Financial Services Acquisition. The Company has no current acquisition plans other than the Practice Management and Financial Services Acquisition. With the Practice Management and Financial Services Acquisition, the Company will have a relationship with over 1,200 additional potential insureds in markets it has not previously served. See "Practice Management and Financial Services Acquisition."

     MAINTAIN CONSERVATIVE BALANCE SHEET AND STRONG RATINGS. Management believes that existing and prospective clients evaluate, among other factors, the financial strength of the Company in any decision regarding the purchase of medical liability coverage. NCRIC's financial strength, as well as its franchise and other operating strengths, have resulted in a current A.M. Best rating of "A-" ("Excellent").

     USE LEGAL AND RISK MANAGEMENT EXPERTISE TO VIGOROUSLY REDUCE LOSS COSTS. The Company's experience with, commitment to and focus on medical professional liability insurance for 18 years has allowed it to develop strong knowledge of the local healthcare and legal environments and to build an extensive database of medical professional liability claims experience. The Company uses this expertise to select and price risks, to provide risk management services to prevent or reduce the severity of certain losses and to aggressively defend against unjustified claims or excessive settlement demands.

     BUILD ON DIRECT DISTRIBUTION BY ADDING SALES FROM BROKER/AGENT CHANNEL.
The Company's traditional direct distribution in the District of Columbia has held down expenses and provided closer ties to its insureds than is usually obtained through an intermediary. Direct distribution provided 98% of the Company's renewal premiums in the first nine months of 1998. Of premiums received from new insureds, 85% were obtained through direct distribution and 15% through brokers and independent agents. The Company believes it can further improve new business through greater use of brokers and independent agents, both in connection with geographic expansion and in marketing to larger healthcare providers. To this end, the Company intends to develop relationships with selected brokers who have demonstrated expertise in the medical professional liability insurance market.

PRACTICE MANAGEMENT SERVICES

     NCRIC MSO was established by the Company in 1997 to provide practice management services to physicians. NCRIC MSO sought to develop a range of practice management services which would give physicians the management expertise they needed to conduct their practices without requiring physicians to relinquish ownership or control of their practices. NCRIC MSO intends to be a physician partner whom physicians can trust to understand their problems and who has the foresight to develop services to fit their needs. The Company also believes that the development of management services will solidify its already strong relationship with its existing insureds and provide it with additional markets for its core insurance products.

PRACTICE MANAGEMENT AND FINANCIAL SERVICES ACQUISITION

     After a lengthy search for a partner who shared its vision, on December 1, 1997 NCRIC MSO entered into a joint venture with HCI to provide practice management services to its insureds. Critical to the selection of HCI was HCI's long history of working with physicians and its advocacy of the independent success of physicians. HCI had also developed successful Independent Group Practice models ("IGPs") which fit NCRIC MSO's business plan. IGPs integrate groups of physicians with shared practice management services and common information systems, while permitting the physicians to maintain individual ownership of their practices. The joint venture between NCRIC MSO and HCI began providing services to the Company's insureds in early 1998.

     As the joint venture progressed, the Company began discussions regarding the Practice Management and Financial Services Acquisition. The Company entered into definitive agreements to acquire all of the outstanding shares of HCI and all of the outstanding membership interests of HCI's affiliate, HCIV. The Company has also agreed to purchase all of the assets of EBSI, an employee benefits company formed by the three shareholders of HCI. The Practice Management and Financial Services Acquisition will greatly enhance the Company's ability to provide practice management, employee benefit services and financial services to physicians in Washington, D.C. metropolitan area and throughout the Mid-Atlantic region.

     HCI. Since 1978, HCI or its predecessor has provided practice management services, accounting and tax services and personal financial planning services to medical and dental practices throughout the Mid-Atlantic region. HCI offers its clients extensive experience and expertise in practice management, managed-care contracting, information systems implementation, practice evaluations, billing and collections, personnel, practice structure and management and market recognition among key players in the healthcare industry. HCI has offices in Lynchburg, Virginia; Richmond, Virginia; Fredericksburg, Virginia; Roanoke, Virginia; and Greensboro, North Carolina. On September 30, 1998, HCI had approximately 50 employees, of whom 12 served as practice management consultants.

     The following table indicates the sources of HCI's revenues during the past three calendar years:

                                           1997   1996   1995
                                           -----  -----  -----
            PRACTICE MANAGEMENT            46.1%  46.0%  47.3%
            ACCOUNTING AND TAX             32.3%  33.4%  31.9%
            PERSONAL FINANCIAL PLANNING    10.3%  11.0%  12.6%
            OTHER                          11.3%   9.6%   8.2%
                                           ----   ----   ----
                 TOTAL                      100%   100%   100%

     HCIV. HCIV provides start-up capital to newly-formed management services organizations. HCIV owns interests ranging from 5% to 20% in four management services organizations. Created in 1997, HCIV allows HCI to have an equity ownership interest in the various management services organizations for whom HCI provides practice management services. HCIV's income has not been material.

     EBSI. EBSI provides employee benefits services, plan design, plan administration and plan asset accounting to approximately 300 clients in the Mid-Atlantic region. EBSI also manages documentation and required forms filings. Over 85% of HCI's physician practice clients who qualify for plan administration services utilize EBSI as their employee benefit plan administrator. While EBSI initially provided services only to healthcare businesses, currently over 50% of EBSI's clients are non-healthcare related. On September 30, 1998, EBSI had approximately ___ employees.

     The following table indicates the sources of EBSI's revenues during the past three years:

                                          1997   1996   1995
                                          -----  -----  -----
            RETIREMENT PLAN ACCOUNTING
             AND ADMINISTRATION             89%    94%  96.5%

            SECTION 125 CAFETERIA PLAN
             ADMINISTRATION                 11%     6%   3.5%
                                          ----   ----   ----
                 TOTAL                     100%   100%   100%

     SENIOR EXECUTIVE EXPERIENCE. The three owners of HCI, HCIV and EBSI (all of whom have agreed to enter into five year employment contracts with HCI to continue in their current positions following the acquisition) have the experience indicated in the following table:

                               Years with HCI,     Total Years in
                                HCIV and EBSI   Healthcare Consulting
                               ---------------  ---------------------
          L.E. Shepherd              20                   26
          William A. Hunter          17                   17
          Barry S. Pillow            13                   19

     HCI, HCIV AND EBSI PURCHASE PRICE. The Practice Management and Financial Services Acquisition purchase agreements contemplate that the Company will pay $5.1 million in cash (subject to certain adjustments) and deliver a $300,000 mandatorily convertible note pursuant to which Group will deliver 30,000 shares of its common stock after the closing of the Stock Offering. The Company would pay a maximum of an additional $3.1 million if HCI, HCIV and EBSI meet or exceed earnings targets in 2000, 2001 and 2002.

     Sequoia National Bank ("Sequoia") has agreed to make a loan to the Company in the principal amount of $2.2 million to finance a portion of the Practice Management and Financial Services Acquisition purchase price. The term of the loan is 7.5 years, and the interest rate is prime plus 0.75% per annum, with an additional one-half point being payable on closing. Monthly payments will be interest only for the first six months and blended payments of interest and principal thereafter. Sequoia has the option to call the loan at the end of 6 months and 3.5 years of the term. The Company will grant as security for the loan (i) an assignment of all of the capital stock of HCI and the membership interests of HCIV and (ii) a blanket lien on all of the acquired assets of EBSI. There is no penalty for prepayment by the Company. NCRIC will loan to Group the balance of the purchase price of the Practice Management and Financial Services Acquisition. The terms of the loan from NCRIC to Group will be the same as the terms of the Sequoia loan except that the loan from NCRIC to Group will be unsecured and there will be no obligation to pay a one-half point on closing.

MARKETING AND POLICYHOLDER SERVICES

     The Company markets directly to its insureds through eight employees providing sales solicitation and communications services. The Company markets directly to solo practitioner physicians and other prospective insureds through its relationships with medical associations, referrals by existing insureds, advertisements in medical journals, the presentation of seminars on timely topics for physicians and direct solicitation to licensed physicians. The Company attracts new physicians through special rates for medical residents and discounts for physicians just entering medical practice. In addition, the Company participates as a sponsor and participant in various medical group and hospital administrators' programs, medical association and specialty society conventions and similar programs. The Company believes that this personal, comprehensive approach to marketing is essential to providing medical professional liability insurance, where special knowledge and experience are a prerequisite.

     In addition to these direct marketing channels, the Company sells its products through independent brokers and agents who currently produce less than 2% of the Company's direct premiums written in the Company's market areas. Healthcare institutions frequently prefer brokers over direct solicitation when they purchase medical professional liability insurance. Therefore, the Company believes that developing its broker relationships in Virginia, Maryland, West Virginia and Delaware is important to grow its market share. The Company selects brokers and agents that it believes have demonstrated growth and stability in the medical professional liability insurance industry, strong sales and marketing capabilities, and expertise in selling medical professional liability insurance. Brokers and agents receive market rate commissions and other incentives averaging 7% based on the business they produce. The Company strives to maintain relationships with those brokers and agents who are committed to promoting the Company's products and are successful in producing business for the Company.

     The Company's medical professional liability program is endorsed by the MSDC and the Arlington County Medical Association. The Company considers these endorsements to be helpful in its marketing efforts.

     The Company also has a policyholder services department that provides account information to all insureds and maintains relationships with the small medical groups and solo practitioners insured by the Company. Each of these smaller insureds has a designated client service representative who can answer most inquiries and, in other instances, can provide the insured with immediate access to the person with expertise in a particular department. For hospitals and large and mid-size medical groups, the Company has an account manager assigned to each group who heads a service team comprised of underwriting, risk management and claims management representatives, each of whom may be contacted directly by the policyholder for prompt response.

RISK MANAGEMENT

     The Company provides risk management services that are designed to reduce potential loss exposures by informing insureds about methods of implementing risk reduction measures to improve their medical practices. The risk management committee assists the risk management department to identify loss trends in the local as well as national market. The risk management committee is comprised of physicians representing various medical specialties. Through these efforts, the Company can identify and present topical loss prevention programs.

     The majority of the Company's claims result, in part, from a physician's failure to adequately communicate or document his or her activities. The Company addressed these topics as well as others in its 1998 Risk Management Seminar Educational Program. Seminars such as "Constructing an Operative or Procedure Note" and "Medicare Documentation Guidelines" highlighted the documentation needs of physicians. Communication issues were the focal point in "Communication in the Medical Practice" and "Basic Risk Management Principles." In addition, the Risk Management Program also advises physicians of medical topics which give rise to malpractice claims. An example of this was the Company's seminar on "Chest Pain Diagnosis and Treatment." In 1998, 66% of the Company's insureds attended risk management seminars, earning continuing medical education credits.

     The Company also produces a quarterly newsletter to present additional topics of interest to physicians. When immediate dissemination of information is warranted, a risk management alert is distributed. The Company's risk management staff are also available for consultation with insureds on an individual basis to review issues which may arise in the insured's practice.

     Risk management services supplement the Company's marketing efforts. The risk management department conducts physician office visits on both a voluntary and involuntary basis to review practice procedures and focus on specific areas in which concerns arise. The Company provides office assessments for physicians on a voluntary basis, consisting of an on-site visit with review of medical records and office practices. Feedback is given to the physicians in the form of suggestions made to reduce risk factors in their office.

     Risk management reviews are also performed at the request of the underwriting and claims committees. Once the reviews have been completed, a report is provided to the requesting committee.

CLAIMS AND LITIGATION EXPERIENCE

     The claims department of the Company is responsible for claims investigation, establishment of appropriate case reserves for loss and LAE, defense planning and coordination, control of attorneys engaged by the Company to defend a claim and negotiation of the settlement or other disposition of a claim. The Company's policies obligate it to provide a defense for its insureds in any suit involving a medical incident covered by its policy, which is in addition to the limit of liability under the policy. The cost of this defense is in addition to any payments made by the Company in connection with the claim. Medical professional liability claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions. In almost all cases, the person bringing the claim against the physician is already represented by legal counsel when the Company learns of the potential claim.

     The Company emphasizes early evaluation and aggressive management of claims. When a claim is reported, claims department professionals complete an initial evaluation and set the initial reserve. After a full evaluation of the claim has been completed (which generally occurs within seven months), the initial reserve may be adjusted. The Company has established different levels of authority within the claims department for settlement of claims.

     As of December 1, 1998, the Company had approximately 280 open cases with an average of 65 cases being handled by each claims representative. The claims representatives at the Company are all certified paralegals who have on average over 11 years of experience with the Company and an average of 12 years of prior experience handling medical professional liability cases. The Company limits the number of claims handled by each representative to approximately 70 cases. Management believes that by limiting the case loads of its claims representatives, all of its insureds who face claims will receive personalized, professional service, thus enabling claims to be thoroughly investigated, well-managed and, if they have merit, quickly resolved.

     The Company retains locally-based attorneys specializing in medical professional liability defense to defend claims. The Company also obtains the services of medical experts who are leaders in their specialties and who bring integrity, credibility and expertise to the litigation process.

     The Company's claims committee is composed of eight physicians from various specialties including anesthesiology, general surgery and neurosurgery, obstetrics, internal medicine and radiology. The claims committee meets monthly to provide evaluation and guidance on claims. The multi-specialty approach of these physicians adds a unique perspective to the claims handling process in that there is an opportunity to obtain the opinions of several different specialists meeting to share their expertise and experience in the area of liability evaluation and general peer review. This service is invaluable to the claims representatives and insureds as it provides in-depth analysis of claims.

     Federal law requires that any claim payment, regardless of amount, be reported to a national practitioner data bank which can be accessed by various state licensing and disciplinary boards, hospitals, other healthcare entities and professional societies. Thus, the physician is often placed in a difficult position of knowing that a settlement may result in the initiation of a disciplinary proceeding or some other impediment to the physician's ability to practice. The claims department staff must be able to fully evaluate considerations of settlement or trial and to communicate effectively the Company's recommendation to its insured. The Company may make such investigation and, with the written consent of the named insured, such settlement of any claim or suit as it deems expedient. In the event the named insured and the Company fail to agree that such claim or suit should be settled, either party may request a review and decision by a peer review panel selected in accordance with established Company procedures.

     District of Columbia Superior Court rules impact NCRIC's claims handling, particularly in the area of claims handling expenses. The discovery period, during which the plaintiff's case must be discerned and, in conjunction with an attorney, the defense developed, generally takes place over a six- to eight-month period of intense activity, which increases claims handling expenses. The court-imposed mediation process has not proven to successfully resolve NCRIC's cases in part because the volunteer mediators are frequently plaintiffs' attorneys. Trials are being set about one to one and a half years from the date of service of the complaint. Despite obstacles presented by the legal environment, management believes its aggressive claims handling procedures effectively assist the Company to reduce losses and obtain favorable results.

     Proactive approaches to reducing the Company's exposure and improving its favorable results include the annual claims/legal seminar at which defense attorneys retained by the Company are present for coordination, discussion and presentations on all aspects of claims handling.

     Trial results from the 34-month period from January 1996 through October 1998 reveal that of the 65 cases tried, 49 (or 75%) were won by the Company, 10 trials resulted in verdicts for the plaintiff, 5 ended in hung juries, and one was settled. Trial results from the 12-month period from October 1997 through October 1998 reveal that of the 23 cases tried, 18 (or 78%) were won by the Company, three trials resulted in verdicts for the plaintiff, and two ended in mistrials or hung juries.

UNDERWRITING

     NCRIC's underwriting committee consists of 12 physicians, all of whom are insureds of the Company. Members of the committee are not employees of the Company, but receive compensation for their services on the committee. In addition to the underwriting committee, the Company has an underwriting department consisting of three underwriters and two technical and administrative assistants. The Company's underwriting department is responsible for the evaluation of applicants for medical professional liability insurance, the issuance of policies and the establishment and implementation of underwriting standards for all of the medical professional liability coverages underwritten by the Company. The Company believes that this combination of medical professionals and insurance industry professionals gives the Company a competitive advantage in underwriting services. The physicians on the underwriting committee are able to assist the underwriting department's insurance professionals by applying their medical knowledge to better assess risk.

     The Company's underwriting department is responsible for the evaluation of applicants for medical professional liability coverage, the issuance of policies and the establishment and implementation of underwriting standards for all of the coverages underwritten by the Company. The underwriting department provides information to the underwriting committee to assist the physicians on the committee in making their decisions.

     The Company follows what it believes to be consistent and conservative procedures with respect to the issuance of all physician professional liability policies. Each applicant or member of an applicant medical group is required to complete a detailed application that provides a personal and professional history, the type and nature of the applicant's professional practice, certain information relating to specific practice procedures, hospital and professional affiliations and a complete history of any prior claims and incidents. The Company performs its own independent verification of these matters and conducts an investigation to determine if there are any lawsuits that may not have been disclosed in the application.

     The Company performs a continuous process of reunderwriting its insured physicians. Information concerning physicians with large losses, a high frequency of claims or changing or unusual practice characteristics is developed through renewal applications, claims and risk management reports. Each year, the Company also sends current practice questionnaires to all of its insured physicians. These questionnaires request information similar to that submitted in connection with the physician's original application for insurance, and are designed to detect any changes in the specialty or practice characteristics of the physician that may require a higher or lower premium rate or possible non-renewal of insurance.

     The underwriting department submits all recommendations for premium surcharges or non-renewal to the underwriting committee for a final decision. Physicians have the right to seek reconsideration of surcharges by NCRIC's Board of Directors, although to date, every request for reconsideration has resulted in the underwriting committee's decision being upheld. As insureds are often more comfortable discussing claims and practice issues with their peers, the Company has found that physician interchange with the committee is a strength of the Company.

RATES

     The Company establishes, through its management and independent actuaries, rates and rating classifications for its physician and medical group insureds based on the loss and LAE experience it has developed over the past 18 years and the loss and LAE experience for the entire medical professional liability market. The Company has various rating classifications based on practice location, medical specialty and other factors. The Company utilizes various discounts, including discounts for part-time practice, physicians just entering medical practice, claim-free insureds and risk management participation.
Certain discounts are designed to encourage lower risk physicians to insure with the Company. Total discounts granted to a policyholder cannot exceed 25% of such policyholder's premium. Effective rates equal the Company's base rate, less any discounts and Renewal Credits provided to the insured. The Company utilizes national data in developing rates for managed care, since the data for managed care organization errors and omissions liability is extremely limited, as tort exposures for these organizations are only recently beginning to develop.

     The Company's base rates increased 6% in 1998, were unchanged in 1997 and increased 5.6% in 1996. The Company raised its rates in 1998 because of an increase in the average severity of claims. The Company established its rates based on its previous loss experience, loss expense adjustments, anticipated policyholder discounts and the Company's fixed and variable expenses.

     Since 1993, the Reciprocal has authorized renewal premium dividend credits ("Renewal Credits") to insureds who renew their policies. Renewal Credits are a premium credit on the renewal policy's premium. Renewal Credits stabilize policyholder premiums and improve NCRIC's competitive position relative to other insurers by encouraging policyholder renewals. For accounting purposes, Renewal Credits are accrued for the period declared as a reduction of premium income. NCRIC's insureds are not automatically entitled to Renewal Credits and only renewing insureds receive Renewal Credits. The Reciprocal has in the past, and NCRIC will in the future, consider general insurance market conditions as well as the previous years' loss and loss adjustment expenses in determining whether or not to authorize Renewal Credits and the amounts of any Renewal Credits. Since 1993, the Reciprocal authorized Renewal Credits in the following amounts:

                                   Percentage of Earned
                Year     Amount      Renewal Premiums
               ------  ----------  ---------------------
                1997   $2,245,918           16%
                1996    1,452,308           10%
                1995    1,560,907           10%
                1994    1,806,450           10%
                1993    1,829,078           10%

RISK SHARING ARRANGEMENTS

     Since the Company's inception, it has maintained good relationships with various hospitals in the Washington, D.C. metropolitan area which has led to the creation of integrated risk sharing programs for groups of physicians practicing at these hospitals. Risk sharing programs for large physician groups reduce the premiums of group members if the group experiences favorable loss experience and its members comply with risk management protocols. These risk management programs involve an initial premium credit and an annual premium adjustment following a retrospective review of the loss experience of the physician group. Should the group's loss experience be unfavorable, the Company will require additional premium payments to offset the unfavorable losses. Another type of risk sharing program offered by the Company requires that initial funding of the premium credit be held by the Company to pay losses. In this type of program, the Company receives its full gross premium (less applicable credits, otherwise granted) and pays losses from the premium credit being held; thereafter, any remaining funds are returned should a retrospective review show favorable loss experience.

     Through the establishment of effective and proactive risk management protocols, these risk sharing programs help lower the risk associated with medical care provided by the hospital's attending physicians. The programs help to reduce the severity and the incidence of medical professional liability claims. They also establish a stable, reliable and cost-effective source of professional liability coverage for physicians of the program.

LOSS AND LAE RESERVES

     The determination of loss and LAE reserves involves projection of ultimate losses through an actuarial analysis of the claims history of the Company and other medical professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in its claims history are losses and LAE paid by the Company in prior periods, and case reserves for losses and LAE developed by the Company's Claims Department as claims are reported and investigated. Actuaries rely primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase (or decrease) in the amount of reserves, including reserves for insured events of prior years, would have an adverse (or beneficial) effect on the Company's results of operations for the period in which the adjustments are made.

     The uncertainties inherent in estimating ultimate losses on the basis of past experience have grown significantly in recent years principally as a result of judicial expansion of liability standards and expansive interpretations of insurance contracts. These uncertainties may be further affected by, among other factors, changes in the rate of inflation and changes in the propensities of individuals to file claims. The inherent uncertainty of establishing reserves in the casualty insurance business is even greater for companies writing long-tail casualty insurance, such as medical professional liability insurance, even on a claims-made basis. This is due primarily to the longer time that typically elapses between the covered incident and the resolution of the claim.

     The Company's independent actuaries review the Company's reserves for losses and LAE periodically and prepare semi-annual reports that include a recommended level of reserves. The Company considers this recommendation as well as other factors, such as loss retention levels and anticipated or estimated changes in frequency and severity of claims, in establishing the amount of its reserves for losses and LAE. The Company continually refines reserve estimates as experience develops and claims are settled. The Company reflects adjustments to reserves in the results of the periods in which such adjustments are made. Medical professional liability insurance is a line of business for which the initial loss and LAE estimates may change significantly as a result of events occurring long after the reporting of the claim. For example, loss and LAE estimates may prove to be inadequate because of sudden severe inflation or adverse judicial or legislative decisions.

     Activity in the liability for unpaid losses and LAE is summarized as follows:

                                     Nine Months Ended
                                       September 30,        Year Ended December 31,
                                    -------------------  ----------------------------
                                      1998       1997      1997      1996      1995
                                    ---------  --------  --------  --------  --------
                                                     (in thousands)
BALANCE, Beginning of period         $75,136   $71,206   $71,206   $72,033   $80,590
  Less reinsurance recoverable        17,077    14,679    14,679    16,182    21,925
                                     -------   -------   -------   -------   -------
NET BALANCE                           58,059    56,527    56,527    55,851    58,665
                                     -------   -------   -------   -------   -------
  Incurred related to:
    Current year                      12,653    14,816    19,444    16,775    16,094
    Prior years                         (832)   (3,122)   (3,853)   (1,539)   (4,805)
                                     -------   -------   -------   -------   -------
      Total incurred                  11,821    11,694    15,591    15,236    11,289
                                     -------   -------   -------   -------   -------
  Paid related to:
    Current year                       1,502     1,320     1,867     2,145     1,448
    Prior years                        6,648     7,870    12,192    12,415    12,655
                                     -------   -------   -------   -------   -------
      Total paid                       8,150     9,190    14,059    14,560    14,103
                                     -------   -------   -------   -------   -------
NET BALANCE                           61,730    59,031    58,059    56,527    55,851
  Plus reinsurance recoverable        20,600    12,793    17,077    14,679    16,182
                                     -------   -------   -------   -------   -------
BALANCE, End of period               $82,330   $71,824   $75,136   $71,206   $72,033
                                     =======   =======   =======   =======   =======

The amounts shown above are presented in conformity with generally accepted accounting principles, and the amounts on the following chart are presented on a statutory reporting basis. The difference in the net reserves shown in each table is due to differences in classification of reported liability balances between the two reporting bases.

     The following table reflects the development of reserves for unpaid losses and LAE for the years indicated, at the end of that year and each subsequent year. The first line shows the reserves, net of reinsurance recoverable, as originally reported at the end of the stated year. Each calendar year-end reserve includes the estimated unpaid liabilities for that coverage year and for all prior coverage years. The section under the caption "Cumulative Liability Paid Through End of Year" shows the cumulative amounts paid through each subsequent year on those claims for which reserves were carried as of each specific year end. The section under the caption "Re-estimated Liability" shows the original recorded reserve as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and any other facts and circumstances discovered during each year. The line "Redundancy (deficiency)" sets forth the difference between the latest reestimated liability and the liability as originally established.

     The table reflects the effects of all changes in amounts of prior periods. For example, if a loss determined in 1995 to be $100,000 was first reserved in 1987 at $150,000, the $50,000 favorable loss development (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1987 through 1996 shown below. This table presents development data by calendar year and does not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

                                           1987      1988      1989     1990     1991     1992     1993     1994     1995     1996
                                         --------  --------  --------  -------  -------  -------  -------  -------  -------  -------
                                                                               (in thousands)
Reserve for Unpaid Losses and LAE....... $23,410   $24,463   $26,098   $32,151  $49,178  $54,783  $53,181  $49,247  $46,248  $46,922

Cumulative Liability Paid Through End
 of Year:
     One year later.....................   7,539     8,977     6,836    12,561    8,110   11,556   14,424   12,917   14,002   13,076
     Two years later....................  14,603    13,130    16,479    18,552   16,358   23,952   25,181   24,118   23,612
     Three years later..................  17,285    17,143    19,949    21,605   23,002   30,999   31,651   30,586
     Four years later...................  19,534    19,188    22,191    25,891   26,878   34,900   35,160
     Five years later...................  20,430    20,603    25,307    28,387   29,148   36,738
     Six years later....................  21,157    23,234    26,335    29,115   29,681
     Seven years later..................  22,674    24,242    27,057    29,595
     Eight years later..................  23,612    24,632    27,252
     Nine years later...................  23,720    24,829
     Ten years later....................  23,910

Re-estimated Liability:
     One year later.....................  27,034    25,020    27,326    35,942   43,124   47,009   45,674   45,234   45,347   43,506
     Two years later....................  23,837    22,967    30,014    29,123   35,855   41,689   42,343   45,591   39,737
     Three years later..................  23,412    24,599    26,603    28,085   32,879   39,524   43,898   41,139
     Four years later...................  24,101    23,348    26,135    30,692   31,807   41,270   42,239
     Five years later...................  23,181    23,493    27,898    30,136   32,224   41,415
     Six years later....................  23,081    25,368    27,602    30,311   32,964
     Seven years later..................  24,389    25,016    27,997    30,999
     Eight years later..................  24,163    25,541    28,493
     Nine years later...................  24,350    26,025
     Ten years later....................  24,871

Redundancy (deficiency).................  (1,461)   (1,562)   (2,395)    1,152   16,214   13,368   10,942    8,108    6,511    3,416

     General office premises liability incurred losses have been less than 1% of medical professional liability incurred losses in the last five years. The Company does not have reserves for pollution claims as the Company's policies exclude liability for pollution. NCRIC has never been presented with a pollution claim brought against it or its insureds.

REINSURANCE

     The Company follows customary industry practice by reinsuring a portion of its risks and paying a reinsurance premium based upon the premiums received on all policies subject to such reinsurance. Reinsurance is purchased to reduce net liability on individual risks and to provide protection against large
losses.   The Company has full underwriting authority for professional liability policies including premises liability issued to physicians, surgeons, dentists and professional corporations and partnerships. The reinsurance program automatically assumes those risks insured by the Company in excess of the Company's retention, quota share participation and up to the maximum policy limit offered.

     Although reinsurance does not legally discharge the Company from its primary liability for the full amount of the policies issued, it does make the reinsurer liable to the Company to the extent of risk ceded.

     The Company's current reinsurance program contains three separate reinsurance treaties. The first treaty reinsures the Company for losses excess of $500,000 per claim, subject to an inner aggregate deductible of 5% of Gross Net Earned Premium Income ("GNEPI"), up to $1,000,000 (the "Swing Rated Treaty"). GNEPI is gross premium earned less reinsurance premiums, discounts and Renewal Credits. The reinsurance premium for the Swing Rated Treaty is swing rated with a minimum premium of 4% of GNEPI and a maximum premium of 22.5% of GNEPI, subject to incurred losses. The Company pays a deposit premium equal to 14% of GNEPI that is ultimately adjusted to actual losses subject to the minimum and maximum premium. The inner aggregate deductible requires the Company to pay losses within the reinsurance layer until the inner aggregate deductible is satisfied. The Company cedes 96% of its risks to the Swing Rated Treaty and retains 4% of the risks. Following are the reinsurance premium terms for the Swing Rated Treaty for calendar years 1998, 1997, 1996 and 1995.

                                           Percentage of GNEPI
                                        --------------------------
                                        1998   1997   1996   1995
                                        -----  -----  -----  -----
          Deposit Premium               14.0%  14.0%  14.0%  14.0%
          Maximum Premium               22.5%  22.5%  30.0%  40.0%
          Minimum Premium                4.0%   4.0%   4.0%   4.0%
          Inter-Aggregate Deductible     5.0%   5.0%  10.0%  10.0%

     The Company has recorded, based on management's best estimate, its maximum premium expense under the terms of the Swing Rated Treaty in the current and the preceding two treaty years and will adjust the liability and expense as losses develop in subsequent years.

     The second treaty covers losses up to $1,000,000 in excess of $1,000,000 per claim (the "$1,000,000 Excess Layer Treaty"). The Company cedes 91% of its risks to the $1,000,000 Excess Layer Treaty program and retains 9% of the risks. The premium for the $1,000,000 Excess Layer Treaty is 91% of the premium collected from insureds for this coverage. The Company receives a ceding commission from the reinsurers to cover the cost associated with issuing this coverage to its insureds.

     The third treaty covers losses up to $3,000,000 in excess of $2,000,000 per
claim (the "$2,000,000 Excess Layer Treaty").   The Company cedes 100% of its
risks to the $2,000,000 Excess Layer Treaty program and retains none of the risks. The premium for the $2,000,000 Excess Layer Treaty is 100% of the premium collected from insureds for this coverage. The Company receives a ceding commission from the reinsurers to cover the cost associated with issuing this coverage to its insureds.

     Ceding commissions, which are 15% of gross ceded reinsurance premiums in the $1,000,000 Excess Layer Treaty and $2,000,000 Excess Layer Treaty, are deducted from other underwriting expenses. Ceding commissions were $223,000, $235,000 and $236,000 in 1997, 1996 and 1995, respectively.

     Ninety percent of CML's risks are reinsured by NCRIC. CML's risks are in turn 90% reinsured by the Company's reinsurance treaties.

     Additionally, the Company's reinsurance program protects the Company from paying multiple retentions for claims arising out of one event. The Company will only pay one $500,000 retention regardless of the number of original policies or claimants involved. The Company also has protection against losses in excess of its existing reinsurance. Following is a table that summarizes the structure of the Company's current reinsurance program:

     TOTAL AMOUNT OF INDIVIDUAL LOSS (1)    MAXIMUM AMOUNT PAID BY(2):

                                              Company       Reinsurer
                                            ------------  --------------
     0 - 500,000                                100%              0
     500,000 - 1,000,000                          4%             96%
     1,000,000 - 2,000,000                        9%             91%
     2,000,000 - 5,000,000                        0             100%

(1)  Assuming no self-insured retention or deductible is applicable.

(2) The Company is responsible to the policyholder for the "Total Amount of Individual Loss." The "Maximum Amount Paid By" the reinsurer represents the percentage of the claim for which the Company has recourse against reinsurers pursuant to its reinsurance treaties and agreements.

     The Company provides limits in excess of $5,000,000 in conjunction with facultative reinsurance programs.

     The Company determines the amount and scope of reinsurance coverage to purchase each year based upon its evaluation of the risks accepted, consultations with reinsurance representatives and a review of market conditions, including the availability and pricing of reinsurance. The Company's reinsurance treaties are placed with non-affiliated reinsurers for three-year terms with annual renegotiations. The Company's current three-year treaty expires January 1, 2000.

     The reinsurance program is placed with a number of individual reinsurance companies and Lloyds' syndicates to mitigate the concentrations of reinsurance credit risk. Most of the reinsurers are London companies or Lloyds' syndicates; there is a small percentage placed with a domestic reinsurer. The Company relies on its wholly-owned brokerage firm, National Capital Brokerage, Inc., Willis Faber North America and a London-based intermediary to assist it in the analysis of the credit quality of its reinsurers. The Company also requires reinsurers that are not authorized to do business in the District of Columbia to post an evergreen letter of credit to secure reinsurance recoverable on paid losses.

     The following table reflects reinsurance recoverable on paid and unpaid losses at December 31, 1997 by reinsurer:

          REINSURER                                     REINSURANCE
                                                        RECOVERABLE
                                                       --------------
                                                       (in thousands)
          Certain underwriters at Lloyd's of London          $10,092
          Hannover Reinsurance                                 1,039
          CNA Reinsurance of London Limited                    1,960
          Unionamerica Insurance                               1,595
          Terra Nova Insurance Company                           514
          5 other reinsurers                                   1,877
                                                             -------
                 Total                                       $17,077
                                                             =======

     The effect of reinsurance on premiums written and earned for the nine months ended September 30, 1998 and 1997 and the years ended 1997, 1996 and 1995 is as follows:

                   Nine Months Ended
                     September 30,                                  Year Ended December 31,
          --------------------------------------  ----------------------------------------------------------
                 1998                1997                1997                1996                1995
          ------------------  ------------------  ------------------  ------------------  ------------------
           Written   Earned    Written   Earned    Written   Earned    Written   Earned    Written   Earned
------------------------------------------------------------------------------------------------------------
                                                    (in thousands)
Direct     $18,753  $12,206   $17,666   $13,906   $17,869   $17,466    $19,017   $19,017   $19,506   $19,506
Ceded        2,849    3,724    (1,808)   (2,000)   (1,854)   (1,854)    (4,239)   (4,239)   (9,561)   (9,561)
           -------  -------   -------   -------   -------   -------    -------   -------   -------   -------
Net        $21,602  $15,930   $15,858   $11,906   $16,015   $15,612    $14,778   $14,778   $ 9,945   $ 9,945
           =======  =======   =======   =======   =======   =======    =======   =======   =======   =======

     The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist it in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverable. There is a risk, however, that the Company's reinsurers may be unable to meet their obligations in the future.

     In 1997, the Company introduced an Errors and Omissions policy for certain managed care organizations and a Provider Stop Loss coverage for health care providers accepting financial risk associated with providing health care services on a fixed or capitated reimbursement rate. The Company's limited knowledge regarding both of these exposures led the Company to structure a reinsurance program unique to these exposures. The Company does not have underwriting authority and only retains 5% of the premiums and losses under each of these policies.

Individual risks are submitted to the reinsurer for underwriting and pricing. The Company receives a ceding commission of 15%.

     The Company intends to accept higher levels of risk as it learns the characteristics of these risk exposures and begins to generate profitable revenue volume.

INVESTMENT PORTFOLIO

     Investment income is an important component of the operating results of the Company. Investments of the Company are made by investment managers and internal management under policies established and supervised by the Investment Committee of the Board of Directors of NCRIC (the "Investment Committee"). NCRIC's current investment policy has placed primary emphasis on investment grade, fixed maturity securities and seeks to maximize after-tax yields and minimize credit risk of the portfolio. In 1996, the Reciprocal conducted a DYCARR analysis of its investment portfolio. DYCARR is a proprietary financial model of Prime Advisors, Inc. designed specifically for property and casualty insurance companies to maximize after-tax investment income while simultaneously managing interest rate risk. DYCARR measures the amount and probability of operational cash flow stress and defines maturity schedules which will produce the selected confidence level that all resulting negative operating cash flows will be covered by maturing assets. The new schedule of maturities increased the portfolio's duration from a target of 4.8 years to 5.3 years with a +/- 0.5-year band. In addition, DYCARR estimates the amount of income gained (or lost) from changes in the selected confidence level and identifies the impact each variable has on negative operating cash flows. As a result of the 1996 DYCARR analysis, 25% of the Reciprocal's investment portfolio was shifted to tax-advantaged securities such as municipals and preferred stocks. NCRIC now conducts a DYCARR analysis annually.

     The Company currently uses Brown Brothers Harriman & Co. and Prime Advisors, Inc. as outside investment managers for fixed income maturity securities. The Company also uses Brown Brothers Harriman as an outside investment manager for equity securities (preferred stocks).

     The following table sets forth the fair value and the amortized cost of the investment portfolio of the Company at the dates indicated.

                                             GROSS        GROSS
                                AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                  COST       GAINS       LOSSES      VALUE

                                              (IN THOUSANDS)
As of September 30, 1998

U.S. Government and agencies     $29,276     $1,576      $  --      $ 30,852
Corporate                         18,849        750        (60)       19,539
Tax-exempt obligations            19,367      1,186         (1)       20,552
Mortgage-backed securities        27,126        614        (71)       27,669
                                 -------     ------      -----      --------
                                  94,618      4,126       (132)       98,612
Preferred Stocks                   5,235        116        (78)        5,273
                                 -------     ------      -----      --------
Total                            $99,853     $4,242      $(210)     $103,885
                                             ======      =====      ========

As of December 31, 1997

U.S. Government and agencies     $28,293     $  115      $  (7)     $ 28,401
Corporate                         16,168        394        (28)       16,534
Tax-exempt obligations            20,811        383        (11)       21,183
Mortgage-backed securities        23,683        241         (6)       23,918
                                 -------     ------      -----      --------
                                  88,955      1,133        (52)       90,036
Preferred stocks                   4,208        136        (18)        4,326
                                 -------     ------      -----      --------
Total                            $93,163     $1,269      $ (70)     $ 94,362
                                 =======     ======      =====      ========

As of December 31, 1996

U.S. Government and agencies     $20,182     $   29      $(429)     $ 19,782
Corporate                         13,371         70        (53)       13,388
Tax-exempt obligations            20,116         18         (7)       20,127
Mortgage-backed securities        31,513         --        (80)       31,433
                                 -------     ------      -----      --------
                                  85,182        117       (569)       84,730
Preferred stocks                   4,877         27        (48)        4,856
                                 -------     ------      -----      --------
Total                            $90,059     $  144      $(617)     $ 89,586
                                 =======     ======      =====      ========

As of December 31, 1995

U.S. Government and agencies     $30,070     $1,085      $ (19)     $ 31,136
Corporate                         18,367        629       (140)       18,856
Tax-exempt obligations               753          8         --           761
Mortgage-backed securities        27,860        230       (193)       27,897
                                 -------     ------      -----      --------
                                  77,050      1,952       (352)       78,650
Preferred stocks                   4,832         27        (54)        4,805
                                 -------     ------      -----      --------
Total                            $81,882     $1,979      $(406)     $ 83,455
                                 =======     ======      =====      ========

     The Company's investment portfolio of fixed maturity securities consists primarily of intermediate-term, investment-grade securities. The Company's investment policy provides that all security purchases be limited to rated securities or unrated securities approved by management on the recommendation of the Investment Advisor. As of September 30, 1998, the Company held 43 mortgage-related securities with an average quality of

Agency/AAA and an average yield-to-maturity of approximately 6.30%. Approximately 60% of the mortgage-related securities are FNMA Pass-Thru Securities. The Company does not have any interest only or principal only FNMA Pass-Thru Securities.

     The following table sets forth certain information concerning the maturities of fixed maturity securities in the Company's investment portfolio as of September 30, 1998, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

                                                                      PERCENTAGE OF
                                          AMORTIZED COST  FAIR VALUE    FAIR VALUE
                                          --------------  ----------  --------------
                                                (in thousands)
Due in one year or less                       $ 5,122      $  5,154          5%
Due after one year through five years          10,483        10,819         10%
Due after five years through ten years         20,138        21,208         20%
Due after ten years                            31,749        33,762         33%
                                              -------      --------        ---
                                               67,492        70,943         68%
Preferred stocks                                5,235         5,273          5%
Mortgage-backed securities                     27,126        27,669         27%
                                              -------      --------        ---
Total                                         $99,853      $103,885        100%
                                              =======      ========        ===

Proceeds from bond maturities and redemptions of fixed maturity investments during the years 1997, 1996 and 1995 were $35,475,000, $59,577,000 and
$131,979,000.  Gross gains of $300,000, $451,000 and $1,853,000 and gross losses of $210,000, $221,000 and $150,000 were realized on bond redemptions during 1997, 1996 and 1995.

     The average effective maturity and the average modified duration of the securities in the Company's fixed maturity portfolio as of September 30, 1998, was 14.2 years and 5.7 years.

COMPETITION

     The physician medical professional liability insurance market in the District of Columbia is highly competitive. The Company competes principally with two commercial companies, CNA Insurance Group, Inc. and American International Group, Inc. Each of these companies is actively engaged in soliciting insureds in the Company's markets. According to A.M. Best, the Company has 44% of the District of Columbia physician and hospital professional liability market and these two companies have a combined market share of 30%. However, the A.M. Best data includes all medical professional liability insurance sold in the District of Columbia including insurance purchased by institutions such as hospitals, which the Company does not insure, but which are insured by its principal competitors. Thus, the A.M. Best data does not accurately reflect the Company's share of the medical professional liability insurance markets in which it participates. Several medical professional liability insureds in the Company's markets (including its two principal competitors) offer products at lower premium rates than the Company. A.M. Best calculates that at least 25 other companies offer some type of medical professional liability insurance in each of the Company's markets, and more companies may enter the Company's markets in the future. In addition, the Company believes that the number of healthcare entities that insure their affiliated physicians through self-insurance may increase.

     In addition, as the Company expands into new states, it may face strong competition from carriers that are closely focused on narrow geographic markets. The Company expects to encounter such competition from doctor-owned insurance companies and commercial companies in other states as it carries out its expansion plans in Maryland, Virginia, West Virginia and, in the future, Delaware. Many of the Company's current and potential competitors have greater financial resources than the Company and may seek to acquire market share by decreasing pricing for their products below prevailing market rates, thereby reducing profitability. The Company believes that the principal competitive factors, in addition to pricing, include financial stability and A.M. Best ratings, breadth and flexibility of coverage, and the quality and level of services provided. The Company believes that its principal strengths are its claims management and underwriting expertise, its ability to successfully litigate claims, reduce its insured's loss exposure through effective risk management and provide its insureds with individualized service. In addition, the Company believes that it derives competitive advantage from its 18-year presence in the metropolitan Washington, D.C. medical professional liability market and its commitment to its District of Columbia physicians.

REGULATION

     The Mutual Holding Company and NCRIC are domiciled in the District of Columbia, and Commonwealth Medical Liability Insurance Company ("CML") is domiciled in Virginia. Therefore, the laws and regulations of these jurisdictions, including the tort liability laws and the laws relating to medical professional liability exposures and reports, have the most significant impact on the operations of the Company.

     HOLDING COMPANY REGULATION. A mutual insurance holding company is subject to regulation at a level substantially equal to that of a District of Columbia domestic insurance company. The Commissioner has jurisdiction over an intermediate holding company, such as Group. In addition, District of Columbia law provides that the assets of the Mutual Holding Company are available to satisfy claims of the Company's policyholders in the event that the Commissioner initiates a liquidation proceeding.

     As part of a holding company system, the Mutual Holding Company, NCRIC Holdings, Group and NCRIC are subject to the DC Holding Company System Act of 1933 (D.C. Law 10-44) (the "DC Holding Company Act"). NCRIC, as the parent of CML, is also subject to Title 38 of the Virginia Code which includes in Chapter 13 provisions regarding insurance holding companies (together with the DC Holding Company Act, the "Holding Company Acts"). The Holding Company Acts require the Mutual Holding Company to file information periodically with the DISR and Virginia regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Certain transactions between an insurance company and its affiliates, including sales, loans or investments, are deemed "material" and require prior approval by the District of Columbia or Virginia insurance regulators, as applicable. In the District of Columbia, transactions with affiliates involving loans, sales, purchases, exchanges, extensions of credit, investments, guarantees or other contingent obligations, which within any 12-month period aggregate at least 3% of the insurance company's admitted assets or 25% of its surplus, whichever is greater, require prior approval. Prior approval is also required for all management agreements, service contracts and cost-sharing arrangements between affiliates. Certain reinsurance agreements or modifications also require prior approval.

     The Holding Company Acts also provide that the acquisition or change of "control" of a domestic insurance company or of any person or entity that controls such an insurance company cannot be consummated without prior regulatory approval. The Holding Company Acts also effectively restrict the Company from consummating certain reorganizations or mergers without prior regulatory approval.

     Shares of the capital stock of Group which carry the right to cast a majority of the votes entitled to be cast by all of the outstanding voting shares of Group are required by District of Columbia law to be owned, directly or indirectly, by the Mutual Holding Company.

     REGULATION OF DIVIDENDS FROM INSURANCE SUBSIDIARIES. The DC Holding Company Act limits the ability of NCRIC to pay dividends. Without prior notice to and approval of the Commissioner, NCRIC may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made, within the preceding 12 months exceeds the lesser of 10% of NCRIC's surplus as of the preceding December 31, or NCRIC's statutory net income (excluding realized capital gains), for the 12-month period ending the preceding December 31, but does not include pro rata distributions of any class of NCRIC's own securities. In calculating net income under the test, NCRIC may carry forward net income (excluding realized capital gains) from the previous two calendar years that has not been paid out as dividends. District of Columbia law gives the Commissioner broad discretion to disapprove dividends even if the dividends are within the above-described limits. Based on this limitation and 1997 results, NCRIC would have been able to pay approximately $2 million in dividends to Group in 1998 under the stated formula. NCRIC has the ability to loan funds to Group with the approval of the Commissioner. CML's dividend restrictions are similar to

NCRIC's. Based on its 1997 results, under Virginia insurance law, CML would be able to pay approximately $300,000 in dividends to NCRIC.

     INSURANCE COMPANY REGULATION. The Company is subject to the insurance laws and regulations in each state in which it is licensed to do business. The Company is currently licensed in three states and the District of Columbia and has filed a submission for a license in an additional state. The extent of regulation varies by state, but such regulation usually includes: (1) regulating premium rates and policy forms; (2) setting minimum capital and surplus requirements; (3) regulating guaranty fund assessments; (4) licensing companies and agents; (5) approving accounting methods and methods of setting statutory loss and expense reserves; (6) setting requirements for and limiting the types and amounts of investments; (7) establishing requirements for the filing of annual statements and other financial reports; (8) conducting periodic statutory examinations of the affairs of insurance companies; (9) approving proposed changes of control; and (10) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

     GUARANTY FUND LAWS. Each of the jurisdictions in which the Company does business has guaranty fund laws under which insurers doing business in such jurisdictions can be assessed on the basis of premiums written by the insurer in that jurisdiction in order to fund policyholder liabilities of insolvent insurance companies. Under these laws in general, an insurer is subject to assessment, depending upon its market share of a given line of business, to assist in the payment of policyholder claims against insolvent insurers. The Company makes accruals for its portion of assessments related to such insolvencies considered to be probable of assessment by the guaranty associations. In the District of Columbia, insurance companies are assessed in three categories: automobile, workers' compensation and all other. An insurance company licensed to do business in the District of Columbia is only liable to pay an assessment if another insurance company within its category becomes insolvent. The Company is in the "all other" category. On November 27, 1998, the Superior Court of the District of Columbia declared Capital Casualty Insurance Company, a District of Columbia insurance company ("Capital Casualty"), insolvent and ordered its liquidation. Capital Casualty insures taxi drivers in the District of Columbia which puts it in the automobile category. As a result of Capital Casualty's insolvency, the Board of Directors of the District of Columbia Guaranty Association authorized an assessment of $1,000,000 from insurance companies in the automobile category. The Company is not within the automobile category and therefore will not be subject to the assessment.

     EXAMINATION OF INSURANCE COMPANIES. Every insurance company is subject to a periodic financial examination under the authority of the insurance commissioner of its jurisdiction of domicile. Any other state interested in participating in a periodic examination may do so. The last completed periodic financial examination of the Reciprocal, based on December 31, 1996 financial statements, was completed on October 29, 1997, and a draft report was issued on November 20, 1998. The draft report positively assessed the Company's financial stability and operating procedures. The last periodic financial examination of CML, based on December 31, 1995 financial statements, was issued on May 1, 1996. While the assessment of CML's financial stability was positive, the Virginia regulators raised certain issues in connection with CML's administrative procedures which have now been corrected.

     APPROVAL OF RATES AND POLICIES. The District of Columbia and Virginia require the Company to submit rates to regulators on a file and use basis. Under a file and use system, an insurer is permitted to bring new rates and policies into effect on filing them with the appropriate regulator, subject to the right of the regulator to object within a fixed period of days. In Maryland, rates must be submitted to regulators 60 days prior to their effectiveness. In each of the District of Columbia, Maryland and Virginia, rating plans, policies and endorsements must be submitted to the regulators 30 days prior to their effectiveness. If such items are not filed correctly, the possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms or manuals if such items are not approved by an insurance commissioner.

     MEDICAL PROFESSIONAL LIABILITY REPORTS. NCRIC and CML principally write medical professional liability insurance, and additional requirements are placed upon them to report detailed information with regard to settlements or judgments against their insureds. In addition, the Company is required to report to the DISR or state regulatory agencies or the National Practitioners Data Bank payments, claims closed without payments and actions by the Company, such as terminations or surcharges, with respect to its insureds. Penalties may attach if the Company fails to report to either the state agency or the National Practitioners Data Bank.

A.M. BEST RATINGS

     In 1997, A.M. Best, which rates insurance companies based on factors of concern to policyholders, rated NCRIC "A- (Excellent)." This is the fourth highest rating of the 15 ratings that A.M. Best assigns. NCRIC received its initial rating of "B" in 1988, was upgraded to "B+" in 1989, to "B++" in 1996 and was upgraded to "A-" in 1997.

     A.M. Best publications indicate that the "A-" rating is assigned to those companies that in A.M. Best's opinion have a strong ability to meet their obligations to policyholders over a long period of time. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity; its book of business; the adequacy and soundness of its reinsurance; the quality and estimated market value of its assets; the adequacy of its reserves and surplus; its capital structure; the experience and competence of its management; and its market presence. There is a risk, however, that A.M. Best may reduce NCRIC's current rating in the future.

EMPLOYEES

     As of September 30, 1998, the Company employed approximately 29 persons. None of the Company's employees is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

LITIGATION

     NCRIC is from time to time named as a defendant in various lawsuits incidental to its insurance business. In many of these actions, plaintiffs assert claims for exemplary and punitive damages. The Company vigorously defends these actions, unless a reasonable settlement appears appropriate. The Company believes that adverse results, if any, in the actions currently pending should not have a material adverse effect on the Company's consolidated financial condition.

PROPERTIES

     The Company's principal business operations are conducted from its leased executive offices which consist of approximately 18,156 square feet located at 1115 30th Street, N.W., Washington, D.C. 20007. The term of the lease is for ten years, commencing April 15, 1998 and expiring April 30, 2008. Annual rental is $421,476 with 2% annual increases for the first five years of the term. In the sixth year of the term, rent shall increase by $2.00 per rentable square foot and shall remain at that level for the balance of the term. The Company has the option to renew the lease for one additional term of five years. The Company believes that its office space is adequate for its present needs.

                              THE REORGANIZATION

DESCRIPTION OF THE REORGANIZATION

     On April 20, 1998, the Board of Governors of the Reciprocal adopted the Plan, which authorized the Reciprocal to effect the Reorganization. The Commissioner held a public hearing on the Reorganization on September 9 and 10, 1998. The Plan was approved by the Reciprocal's policyholders on September 16, 1998. The Commissioner approved the Plan on November 25, 1998, and the Plan became effective on ___________, 1998.

     Pursuant to the Reorganization, the Reciprocal formed the Mutual Holding Company as a mutual insurance holding company and the Reciprocal was converted into NCRIC, a stock medical professional liability insurance company. Through a series of stock transfers effected in connection with the Reorganization, the Mutual Holding Company owns all of the outstanding shares of NCRIC Holdings, which owns all of the outstanding shares of Group, which owns all of the outstanding shares of NCRIC. District of Columbia law provides that the Mutual Holding Company must at all times own, directly or indirectly, a majority of the outstanding voting stock of NCRIC.

     In his Decision and Order approving the Reorganization, the Commissioner imposed various conditions including the following:

     . At least two-thirds of the members of the Boards of Directors of the Mutual Holding Company and NCRIC must at all times be policyholders of NCRIC.

     . The Mutual Holding Company, NCRIC Holdings, NCRIC Group and NCRIC are prohibited from pledging assets having an aggregate value in excess of 49% of the equity of NCRIC (based on the most recent financial statements prepared and calculated in accordance with statutory accounting principles) without the approval of the Commissioner.

     . Group must first utilize funds raised from capital sources, if needed in the best judgment of Group's Board of Directors, to improve the quality of NCRIC's medical professional liability insurance product, maintain its competitive pricing structure and ensure the stability and longevity of NCRIC.

     . NCRIC may not, without authority of the Commissioner, by way of an acquisition or investment in a subsidiary, or otherwise, diversify out of the healthcare and insurance fields.

REASONS FOR THE REORGANIZATION

     As a reciprocal insurance company, the Reciprocal had no ability to issue shares of capital stock and consequently had no access to market sources of equity capital and limited ability to increase its surplus and fund future growth while maintaining the financial strength necessary to assure policyholders that their obligations would be met. In view of the changing climate affecting the practice of medicine, physicians require assistance in addition to insurance. The Reorganization enables the Company to raise funds to use in providing such assistance. See "Business -- Practice Management and Financial Services Acquisition" and "Use of Proceeds."

REGULATION OF THE MUTUAL HOLDING COMPANY AFTER THE REORGANIZATION

     The Mutual Holding Company, as a mutual insurance holding company organized in the District of Columbia, is subject to regulation at a level substantially equal to that of a District of Columbia domestic insurance company. The Commissioner retains jurisdiction over the Mutual Holding Company, NCRIC Holdings, Group and NCRIC to assure that policyholders' interests are protected.

                                  MANAGEMENT

BOARD OF DIRECTORS OF THE MUTUAL HOLDING COMPANY

     The Mutual Holding Company is managed by its Board of Directors, which is composed of 18 directors, 15 of whom must be members of the Mutual Holding Company. The Board is divided into three classes. Drs. Ammerman, Coleman, Gutierrez, Hafter-Gray, Unger and Mr. Burke will stand for election at the annual meeting of members to be held in 1999. Drs. Becker, Gladden, Gray, Patterson, Zimmerman and Mr. McNamara will stand for election at the annual meeting of stockholders to be held in 2000. Drs. Trujillo, Calhoun, Fischer, Hirsch, Taubin, and Mr. Pate will stand for election at the annual meeting of stockholders to be held in 2001.

     The Mutual Holding Company's Board of Directors has established an Executive Committee consisting of six directors which will be chaired by Dr. Trujillo. The Executive Committee exercises the power and authority of the Directors in all matters that do not require action by the entire Board.

BOARD OF DIRECTORS OF GROUP

     The business of Group is managed under the direction of its Board of Directors. The Board of Directors is composed of ten directors. The Board is divided into three classes. Dr. Coleman and Messrs. McNamara and Burke will stand for election at the annual meeting of stockholders to be held in 1999. Drs. Glassman, Scalettar and Seitzman and Mr. Pate will stand for election at the annual meeting of stockholders to be held in 2000. Drs. Trujillo and Parver will stand for election at the annual meeting of stockholders to be held in 2001. Dr. Epps intends to retire from the Board of Directors in 2001. Group intends to reduce the size of the Board of Directors to nine directors at that time.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the current directors and executive officers of Group and the Mutual Holding Company. Each of the officers of Group holds the same position with NCRIC.

            NAME              AGE                         POSITION
----------------------------  ---  ------------------------------------------------------
Nelson P. Trujillo, M.D.....   60  Chairman of the Board of the Mutual Holding
                                   Company and Group
R. Ray Pate, Jr.............   38  Director, President and Chief Executive Officer of
                                   the Mutual Holding Company and Group
Bruce J. Ammerman, M.D......   50  Director of the Mutual Holding Company
Arthur A. Becker, M.D.......   61  Director of the Mutual Holding Company
Vincent C. Burke, III.......   47  Director of the Mutual Holding Company and Group
Thomas Calhoun, M.D.........   65  Director and Secretary of the Mutual Holding
                                   Company
Pamela W. Coleman, M.D......   42  Director of the Mutual Holding Company and Group
Charles H. Epps, Jr., M.D...   68  Director of Group
Robert A. Fischer, M.D......   65  Vice Chairman of the Board of the Mutual Holding
                                   Company
Major P. Gladden, M.D.......   62  Director of the Mutual Holding Company
Leonard M. Glassman, M.D....   52  Director of Group
Luther W. Gray, Jr., M.D....   58  Director and Assistant Secretary of the Mutual
                                   Holding Company
Joseph E. Gutierrez, M.D....   63  Director of the Mutual Holding Company
Sheila Hafter-Gray, M.D.....   67  Director of the Mutual Holding Company


            NAME              AGE                         POSITION
----------------------------  ---  ------------------------------------------------------
Florie Hirsch, M.D..........   49  Director of the Mutual Holding Company
J. Paul McNamara............   50  Director of the Mutual Holding Company and Group
Leonard Parver, M.D.........   54  Director of Group
David W. Patterson, M.D.....   39  Director of the Mutual Holding Company
Raymond Scalettar, M.D......   69  Director of Group
David M. Seitzman, M.D......   69  Director of Group
Joel M. Taubin, M.D.........   57  Director of the Mutual Holding Company
Anthony S. Unger, M.D.......   43  Director of the Mutual Holding Company
Mervin H. Zimmerman, M.D....   63  Director of the Mutual Holding Company
Stephen S. Fargis...........   39  Chief Operating Officer and Senior Vice President of
                                   Group and the Mutual Holding Company
William E. Burgess..........   43  Senior Vice President (Claims and Risk Management)
                                   and Secretary of Group and the Mutual Holding
                                   Company
Rebecca B. Crunk............   47  Chief Financial Officer and Senior Vice President of
                                   Group and the Mutual Holding Company

AUDIT COMMITTEE

     Group's Board of Directors has also established an Audit Committee. The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end audit and considers the adequacy of the Company's internal accounting controls. The Audit Committee consists of Messrs. Pate, Burke and McNamara and Drs. Coleman, Seitzman and Zimmerman.

     The positions listed above commenced upon the Reorganization. Set forth below with respect to each of the directors and executive officers of the Mutual Holding Company and Group is a description of such individual's business experience, principal occupation and employment during at least the last five years.

     NELSON P. TRUJILLO, M.D. was a Governor and Chairman of the Board of the Reciprocal from 1980 until the Reorganization. Dr. Trujillo is currently President of Metropolitan Gastroenterology Group where he is a physician.

     R. RAY PATE, JR. was the Treasurer of the Reciprocal and President and Chief Executive Officer of NCUI from 1996 until the Reorganization. From 1993 to 1995, Mr. Pate was Vice President, Hospital Division of FPIC, Inc., a medical professional liability insurance company.

     BRUCE J. AMMERMAN, M.D. was a Governor of the Reciprocal from 1986 until the Reorganization. Dr. Ammerman is a neurological surgeon with Washington Neurosurgical Associates.

     ARTHUR A. BECKER, M.D. was a Governor of the Reciprocal from 1982 until the Reorganization. Dr. Becker is an obstetrician/gynecologist with Obstetrical and Gynecological Group, P.A.

     VINCENT C. BURKE, III has been a partner with the firm of Furey, Doolan & Abell, LLP since June 1, 1998. From April 1992 to May 1998, he was counsel to the law firm of Reed Smith Shaw & McClay. Mr. Burke's practice is in the areas of corporate, business, real estate and closely-held businesses. He practices in the District of Columbia and Maryland.

     THOMAS CALHOUN, M.D. was a Governor of the Reciprocal from 1980 until the Reorganization. Dr. Calhoun is a general surgeon in private practice. He is also a consultant for Birch & Davis Associates, Inc., specializing in the utilization and quality review of Veterans Administration hospitals. He is a member of the Expert Peer Review Panel (Surgery) whose responsibility is to review surgical cases for utilization and quality assurance.

     PAMELA W. COLEMAN, M.D. was a Governor of the Reciprocal from 1989 until the Reorganization. Dr. Coleman is a urologist in private practice.

     CHARLES H. EPPS, JR., M.D. was the Chairman of the Board of Directors of NCUI from 1980 until the Reorganization. Dr. Epps is a physician with Howard University and Howard University Physicians, Inc.

     ROBERT A. FISCHER, M.D. was a Governor of the Reciprocal from 1980 until the Reorganization. Dr. Fischer is a clinical physician and part owner of Washington Internal Medicine Group.

     MAJOR P. GLADDEN, M.D. was a Governor of the Reciprocal from 1982 until the Reorganization. Dr. Gladden is an orthopedic surgeon and Chief of Orthopedics at DC General Hospital.

     LEONARD M. GLASSMAN, M.D. was a Director of NCUI from 1993 until the Reorganization. Dr. Glassman is a physician with Washington Radiology Associates, P.C.

     LUTHER W. GRAY, JR., M.D. was a Governor of the Reciprocal from 1984 until the Reorganization. Dr. Gray is a physician and general surgeon with Luther W. Gray, Jr., M.D., P.C.

     JOSEPH E. GUTIERREZ, M.D. was a Governor of the Reciprocal from November 1995 until the Reorganization. Dr. Gutierrez is the President of Joseph E. Gutierrez, M.D., P.C., where he is a general and vascular surgeon.

     SHEILA HAFTER-GRAY, M.D. was a Governor of the Reciprocal from 1981 until the Reorganization. Dr. Hafter-Gray is a physician in private practice and is a member of the Commission on Mental Health of the Superior Court of the District of Columbia.

     FLORIE HIRSCH, M.D. was a Governor of the Reciprocal from 1987 until the Reorganization. Dr. Hirsch is an obstetrician/gynecologist with Florie Hirsch, M.D., P.C.

     J. PAUL MCNAMARA has been President of Sequoia National Bank/Sequoia BancShares, Inc. since 1988.

     LEONARD PARVER, M.D. is the Chairman of the Board of NCRIC MSO.

     DAVID W. PATTERSON, M.D. was a Governor of the Reciprocal from 1992 until the Reorganization. Dr. Patterson is a physician with Drs. Arling & Patterson, P.C.

     RAYMOND SCALETTAR, M.D. was a Vice Chair of the Board of Directors of NCUI from 1980 until the Reorganization. He has also been Chair of NCIB since its inception. He is affiliated with and is a founder of the Washington Internal Medicine Group, a Health Policy Consultant, a past trustee and Chair of the Board of the AMA, and past Commissioner and Senior Consultant to the Joint Commission on Accreditation of Healthcare Organizations.

     DAVID M. SEITZMAN, M.D. was a member of the Board of Directors of NCUI from 1980 until the Reorganization. Dr. Seitzman is retired from the practice of medicine.

     JOEL M. TAUBIN, M.D. was a Governor of the Reciprocal from 1994 until the Reorganization. Dr. Taubin is a physician with Joel M. Taubin, M.D., P.C.

     ANTHONY S. UNGER, M.D. was a Governor of the Reciprocal from 1997 until the Reorganization. Dr. Unger is a physician. Dr. Unger serves pursuant to an agreement between the Company and the Medical Society for the District of Columbia.

     MERVIN H. ZIMMERMAN, M.D. was a Governor of the Reciprocal from 1995 until the Reorganization. Dr Zimmerman is an ophthalmologist with Mervin H. Zimmerman, M.D., F.A.C.S., P.C.

     STEPHEN S. FARGIS was Senior Vice President (Business Development) of the Reciprocal from November 1995 until the Reorganization. He is also Chief Operating Officer of subsidiaries of Group. From 1990 to 1995, he was Vice President of The Virginia Insurance Reciprocal.

     WILLIAM E. BURGESS was Senior Vice President (Claims and Risk Management) of the Reciprocal from August 1997 until the Reorganization. From April 1997 to August 1997, he was Vice President (Claims, Risk Management) of the Company, and from 1993 to April 1997, he was Vice President (Claims, Risk Management and Underwriting) of the Company.

     REBECCA B. CRUNK was Chief Financial Officer of the Reciprocal from April 1998 until the Reorganization. From 1995 to 1998, she was Vice President, Treasurer and Controller of ReliaStar United Services Life Insurance Company and was Vice President, Treasurer and Controller of Bankers Security Life Insurance Society, a subsidiary of ReliaStar United Services Life Insurance Company. From 1985 to 1995, she was Senior Vice President and Controller of United Services Life Insurance Company.

COMPENSATION OF DIRECTORS

     It is currently contemplated that Group will pay each of its non-employee directors, other than the Chairman, $25,000 per year and will pay its Chairman $30,000 per year. Directors who are officers or employees of the Company receive no compensation for serving as directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at any meeting of any of the Company's boards of directors or any committee of any board of directors.

                            MANAGEMENT COMPENSATION

     The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded or paid by the Company (including compensation paid by the attorney-in-fact of the Reciprocal prior to the Reorganization) to its Chief Executive Officer and the other named executive officers whose total salary and bonus equaled or exceeded $100,000 during the year ended December 31, 1997 for the periods indicated:

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION
                                         -------------------------------
                                                            OTHER ANNUAL   ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR   SALARY    BONUS   COMPENSATION  COMPENSATION
---------------------------------  ----  --------  -------  ------------  ------------
R. Ray Pate, Jr.                   1997  $215,016  $53,333     $8,400       $67,729
  President and Chief Executive    1996   200,000   50,000      8,400
  Officer and Director
Stephen F. Fargis                  1997   114,587   23,000      8,400
  Chief Operating Officer          1996   107,094   18,629      8,400
William E. Burgess                 1997   109,646   22,000      5,250
  Senior Vice President            1996   108,192   18,934      5,135
                                   1995   109,229    4,000

EMPLOYMENT AGREEMENTS

   R. Ray Pate, Jr. serves as the President and Chief Executive Officer of the Company pursuant to an employment agreement dated October 1, 1997 between the Reciprocal, National Capital Underwriters, Inc. ("NCUI") and Mr. Pate.
Mr. Pate's employment agreement became the obligation of NCRIC upon the merger of NCUI with and into NCRIC in connection with the Reorganization. Under the terms of his employment agreement, Mr. Pate is entitled to basic compensation of $240,000 per year and is reimbursed for all reasonable and proper business expenses incurred by him in the performance of his duties. The terms of the employment agreement also provide that Mr. Pate is entitled to: (1) participate in any retirement and/or pension plans or health and medical insurance plans offered to NCRIC's senior executives, (2) receive an automobile allowance of $700 per month, and (3) be covered by both term life insurance and disability insurance. The term of the employment agreement is five years commencing October 1, 1997. The Company may terminate the employment agreement for cause or without cause, at any time. Any dispute as to whether NCRIC had cause will be determined by arbitration. If NCRIC terminates Mr. Pate's employment agreement without cause, Mr. Pate is entitled to receive, as severance pay, an amount equal to two years' basic compensation at the base compensation in effect on the date of the termination. The Commissioner's Decision and Order approving the Reorganization required Mr. Pate's employment agreement to be amended to eliminate a provision which deemed a change of control to be a termination without cause. Mr. Pate may voluntarily terminate his employment with the Company provided that he gives the Company twelve months' prior notice of such termination or pays NCRIC liquidated damages equal to the amount of twelve months' basic compensation.

   NCUI has also entered into an employment agreement commencing December 1, 1997 with Stephen S. Fargis on substantially similar terms except that Mr. Fargis' employment agreement: (1) terminates November 30, 2000, (2) provides for basic compensation of $150,000 per year, and (3) enables him to voluntarily terminate his employment on three months' prior notice. Mr. Fargis' employment agreement also became the obligation of NCRIC upon the merger of NCUI with and into NCRIC in connection with the Reorganization.

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

   Group has established an ESOP for eligible employees of NCRIC effective ________ 1998, subject to the completion of the Stock Offering. Employees age 21 or older who have worked for NCRIC for a period of one year and have been credited with 1,000 or more hours of service during the year are eligible to participate. As part of the Stock Offering, the ESOP intends to borrow funds from Group and use those funds to purchase a number of shares equal to 10% of the shares sold in the Stock Offering. Collateral for the loan will be common stock purchased by the ESOP. The loan will be repaid principally from Group's discretionary contributions to the ESOP and dividends, if any, on unallocated shares. It is anticipated that the interest rate for the loan will be a floating rate equal to the prime interest rate published in The Wall Street Journal from time to time. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid.

   Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the principal of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. For purposes of vesting and eligibility, participants in the ESOP will receive credit for service prior to the effective date of the ESOP. A participant will vest in increments of 20% per year of credited service and will be fully vested in his or her account balance after five years of credited service. A participant who terminates employment for reasons other than death, retirement or disability prior to five years of credited service will forfeit the nonvested portion of his or her benefits under the ESOP. Benefits will be payable in the form of common stock and cash upon death, retirement, disability or separation from service. Alternatively, a participant may request that the benefits be paid entirely in the form of common stock. Contributions by Group to the ESOP are discretionary, subject to the loan terms and tax law limits, and, therefore, benefits payable under the ESOP cannot be estimated.

   In connection with the establishment of the ESOP, Group will establish a committee of non-employee directors to administer the ESOP. Group will either appoint some non-employee directors or an independent financial institution to serve as trustee of the ESOP. The ESOP committee may instruct the trustee regarding investment of any funds contributed to the ESOP which are not used to repay the loan from Group. The ESOP trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of participating employees. Under the ESOP, nondirected shares, and shares held in the suspense account, will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock so long as such vote is in accordance with the provisions of the Employee Retirement Income Security Act, as amended ("ERISA").

STOCK OPTION PLAN

   Group has established a Stock Option Plan for officers, directors and employees of the Mutual Holding Company and its subsidiaries pursuant to which common stock in an aggregate amount up to 64,400 shares (which is the equivalent of 5% of the shares of common stock offered in the Stock Offering) may be acquired by such officers, directors and employees upon the exercise of the stock options granted under the Stock Option Plan. It is anticipated that the stock to be transferred in connection with the exercise of the option may be newly issued by Group for such purpose or may be acquired by Group through purchase on the open market.

   It is anticipated that options would be granted for terms of 10 years (in the case of incentive options) or 10 years and one day (in the case of non-qualified options), and at an option price per share equal to the fair market value of the shares on the date of grant of the stock options. Options will become first exercisable at a rate of 33-1/3% at the end of each 12 months of service with Group or its subsidiaries after the date of grant, subject to early exercisability in the event of death or disability. Options granted under the Stock Option Plan would be adjusted for capital changes such as stock splits and stock dividends.

   The Stock Option Plan will be administered by a committee of non-employee members of Group's Board of Directors. Options granted under the Stock Option Plan to employees may be treated as "incentive" stock options which offer beneficial tax treatment to the employee but no tax deduction to the Company except in the event of the sale of the stock acquired pursuant to the option within a time period of one year from the date of exercise or two years from the date of the grant of the option. Non-qualified stock options may also be granted under the Stock Option Plan, and will be granted to the non-employee directors who receive grants of stock options. In the event an option recipient terminates his or her employment or service as an employee or director, the options would terminate during specified periods.

STOCK AWARD PLAN

   Group has also established a Stock Award Plan for directors, officers and employees of the Mutual Holding Company and its subsidiaries pursuant to which such directors, officers and employees would be awarded common stock. Shares of common stock to be awarded under the program will be purchased pursuant to the Stock Offering by a trust established by Group for such purpose. Group will advance to the trust the funds necessary to purchase at $10.00 per share the aggregate amount of common stock to be awarded under the Stock Award Plan, consisting of up to 64,400 shares (which is the equivalent of 5% of the shares of common stock offered in the Stock Offering). Group anticipates that such advance to the trust will be repaid by periodic cash contributions to be made to the trust by Group. The trust will award shares of common stock to participants in a manner designed to encourage participants' continued service.

   Awards will be nontransferable. The shares which are subject to an award from the trust will vest and be earned by the recipient at a rate of 20% of the shares awarded at the end of each full 12 months of service after the date of grant of the award. Any common stock acquired under the Stock Award Plan will represent unearned compensation and, accordingly, will be reflected on Group's financial statements as a reduction to stockholders' equity. As shares of common stock awarded under the Stock Award Plan vest, Group will recognize a proportionate amount of compensation expense with a corresponding reduction in the charge to stockholders' equity. If the vesting schedule relates solely to the performance of a specified number of years of service, the charge will be based upon the original value of the shares on the date of grant from the trust. If the vesting schedule includes performance criteria, the charge may reflect the value of the shares on the date vesting occurs. Awards would be adjusted for capital changes such as stock dividends and stock splits.

EXPENSES ASSOCIATED WITH ESOP, STOCK OPTION PLAN AND STOCK AWARD PLAN

   The Company may recognize material amounts of compensation expense associated with stock issued to employees and directors under an ESOP, Stock Option Plan and Stock Award Plan. The Company generally cannot predict the aggregate amount of such compensation expense because generally accepted accounting principles require, under certain circumstances, that compensation expense be measured based on the fair market value of the shares of common stock on the date the expense is recognized. The Company intends to record compensation expense as follows:

   . For shares committed-to-be-released from the ESOP suspense account and allocated to the accounts of the ESOP participants as the result of payments made to reduce the ESOP loan, the compensation charge will be based upon the then-current fair values of such shares.

   . For shares awarded to employees under the Stock Option Plan, the Company intends to account for compensation cost using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation will be measured as the difference, if any, between the fair market value of the value of the shares and the option strike price at the time both measurement date factors, i.e., the number of shares and the strike price, are known. Generally, the Company expects to grant fixed awards where both measurement date factors are known on the date of grant. Moreover, the Company expects the option strike price to equal the fair market value on the date of grant. Compensation cost measured in this fashion, if any, will be recognized over the employees' applicable service periods. The Company may also make variable awards where the measurement date factors will not be known until some time after the date of grant. As required by generally accepted accounting principles, the Company will disclose pro forma information regarding net income and earnings per share as though the Company had used fair value method of accounting for employee stock options defined in Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123").

   . For shares awarded to non-employee directors under the Stock Option Plan, the Company intends to account for compensation cost using the fair value method of accounting for stock options defined in SFAS No. 123.

   . For shares awarded under the Stock Award Plan, the Company intends to measure compensation cost based upon the fair values of such shares on the date of award except in the case of awards which involve a performance condition, in which case the cost may have to be measured by reference to the fair values of such shares on the date they vest under the plan. Compensation cost measured in this fashion will be recognized over the applicable service periods.

   These expenses have been reflected in the pro forma information under "Pro Forma Data" assuming that the Purchase Price ($10.00 per share) represents the fair market value for accounting purposes. Under some circumstances, however, actual expenses will be based on the fair market value of the common stock at future dates, which may be higher or lower than the Purchase Price.

REDUCTION IN 401(K) CONTRIBUTIONS

   It is anticipated that the discretionary employer contribution which has historically been made by Group to its tax-qualified Section 401(k) profit-sharing plan in the approximate amount of 9% of covered payroll will be reduced to an amount equivalent to approximately 3% of covered payroll so as to reduce the net contribution requirements associated with the establishment of the ESOP.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

   Group's articles of incorporation provide that no past, present or future director of Group shall be liable to Group or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for breach of the director's duty of loyalty to the corporation or its stockholders;
(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) for a transaction from which the director derives an improper personal benefit; and (4) to the extent that
Section 29-342 of the District of Columbia Code may apply. This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors. Group's bylaws require it to indemnify the past, present and future members of its Board of Directors and duly appointed committees and its officers (and their executors, administrators, or other legal representatives) to the fullest extent permitted by law, as now in effect and as such law may be amended. Group shall advance expenses incurred by indemnified individuals as a result of any proceeding against them as to which they are entitled to be indemnified. The Mutual Holding Company, NCRIC Holdings and NCRIC have similar provisions in their articles of incorporation and bylaws.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

   At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted.

                               CERTAIN AGREEMENTS

ADMINISTRATIVE SERVICES AGREEMENT

   Group has entered into an administrative services agreement with all of its subsidiaries and parents. Pursuant to the agreement, any affiliate of the Company (the "Service Provider") may provide to any other affiliate administrative and clerical services, financial and accounting services, computer services, support services and assistance in the acquisition of furniture and equipment. The Service Provider is paid a quarterly service fee by each affiliate receiving services, in arrears, equal to the costs and expenses it incurred in providing services to such affiliate during the preceding quarter. The administrative services agreement may be terminated by all parties by written agreement or by any affiliate, with respect to itself, on sixty days' prior written notice to the other affiliates.

TAX SHARING AGREEMENT

   NCRIC Group and its subsidiaries, which pay federal income tax as a consolidated group, have entered into a tax sharing agreement. The tax sharing agreement provides for the allocation of Group's consolidated income tax liability to each member of Group. Consolidated tax liability is allocated among group members as if each group member had filed a separate tax return.

LOANS FOR PRACTICE MANAGEMENT AND FINANCIAL SERVICES ACQUISITION

     Sequoia National Bank has agreed to loan $2.2 million to Group to partially finance the Practice Management and Financial Services Acquisition. J. Paul McNamara is a Director of the Mutual Holding Company and Group and is President of Sequoia National Bank. The balance of the purchase price will be financed by a loan from NCRIC to Group until completion of the Stock Offering.

                           OWNERSHIP OF COMMON STOCK

     Immediately prior to the Stock Offering, there will be 1,000 issued and outstanding shares of Group's common stock, all of which will be owned by NCRIC Holdings. Other than such shares, as of the date of this Prospectus, no shares of common stock were beneficially owned by any person, including any director or officer of the Company.

     Upon completion of the Stock Offering, NCRIC Holdings' 1,000 issued and outstanding shares of Group's common stock will be canceled and approximately 60% of Group's common stock will be issued to NCRIC Holdings and 40% of Group's common stock will be issued to subscribers in the Stock Offering.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The following description does not purport to be complete and is qualified in its entirety by reference to Group's articles of incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Group is authorized to issue 10,000,000 shares of common stock, par value $.01 per share. Each share of common stock entitles its holder to one vote per share on all matters upon which stockholders are entitled to vote (including election of directors, mergers, sales of assets, dissolution and amendments to the articles of incorporation). Because holders of common stock do not have cumulative voting rights, the holder of a majority of the shares of common stock can elect all of the members of the Board of Directors standing for election. Subject to preferences of any Preferred Stock that may be issued in the future, the holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors. Group's ability to pay dividends is limited under D.C. law. Each holder of shares of Group's common stock is entitled to receive pro rata all of the assets of Group available for distribution its stockholders. There are no redemption or sinking fund provisions applicable to common stock. All outstanding shares of common stock are fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is _________________
__________________.

                                 LEGAL OPINIONS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Arent Fox Kintner Plotkin & Kahn, PLLC and for the Subscription Agent by Luse Lehman Gorman Pomerenk & Schick, P.C.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 and the Combined Financial Statements of the Management Services of HealthCare Consulting, Inc., HCI Ventures, LLC and Employee Benefit Services, Inc. as of

December 31, 1997 and for the year then ended included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission, a Registration Statement on Form SB-2 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to common stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and common stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549; Citicorp Center,
500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048; and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site (http://www.sec.gov) that contains information regarding registrants who file electronically with the Commission.

     As a result of the Stock Offering, the Company will be subject to the informational requirements of the Exchange Act. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish to holders of common stock annual reports containing, among other information, consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited condensed consolidated financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

     The Company is domiciled in the District of Columbia. As such, it is subject to the laws and regulations of the District of Columbia applicable to insurance companies and, in accordance therewith, files financial reports and other information with the DISR. The Company has submitted a Form A Statement Regarding the Reorganization of a District of Columbia Insurer ("Statement of Reorganization") which contains the information required by the Reciprocal Insurance Company Conversion Act of 1998, D.C. Act 12-301, as enacted by the Council of the District of Columbia. Such publicly available financial reports, the Statement of Reorganization, and other information can be inspected and copies can be made at the office of the DISR, 810 First Street, N.E., Room 701, Washington, D.C. 20002.

                          GLOSSARY OF SELECTED INSURANCE TERMS

Cede.............................................    To transfer to an insurer or a reinsurer all or a part of
                                                     the insurance or reinsurance written by an insurance or
                                                     reinsurance entity.

Earned premiums..................................    The portion of net written premiums applicable to the
                                                     expired period of policies.

Errors and omissions coverage....................    Errors and omissions liability insurance.

Gross net earned premium income..................    Gross premium earned less discounts excluding
                                                     Renewal Credits.

Gross premiums...................................    Total premiums for insurance written.

Incurred losses..................................    The sum of losses paid plus the change in the
                                                     estimated liability for claims which have been reported
                                                     but which have not been settled.

Loss adjustment expenses.........................    The expenses of settling claims, including legal and
                                                     other fees and the general expenses of administering
                                                     the claims adjustment process.

Loss and LAE.....................................    The ratio of incurred losses and loss adjustment
                                                     expenses to earned premiums.

Managed care errors and omissions coverage.......    A policy covering the managed care entity and all
                                                     individual employees from injury arising from an
                                                     administrative act.

Net premiums.....................................    Gross premiums written less premiums ceded to
                                                     reinsurers.

Provider stop loss coverage......................    A policy for a physician or healthcare organization that
                                                     has accepted capitated financial risk from a third party
                                                     payor for the provision of healthcare services.  The
                                                     policy reimburses the physician/organization for
                                                     catastrophic losses in excess of the amount contracted
                                                     for between physician/organization and the payor.
                                                     Coinsurance and a deductible normally apply.

Reinsurance......................................    A procedure whereby an insurer remits or cedes a
                                                     portion of the premiums to another insurer or reinsurer
                                                     as payment to that insurer or reinsurer for assuming a
                                                     portion of the related risk.

Statutory accounting principles..................    Recording transactions and preparing financial
                                                     statements in accordance with the rules and procedures
                                                     prescribed or permitted by statute or regulatory
                                                     authorities, generally reflecting a liquidating, rather
                                                     than a going concern, concept of accounting. The
                                                     principal differences between statutory accounting
                                                     practices ("SAP") and generally accepted accounting
                                                     principles ("GAAP") for property and casualty
                                                     insurance companies, are: (a) under SAP, certain

                                              assets that are not admitted assets are eliminated from
                                              the balance sheet; (b) under SAP, policy acquisition
                                              costs are expensed as incurred, while under GAAP,
                                              they are deferred and amortized over the term of the
                                              policies; (c) under SAP, no provision is made for
                                              deferred income taxes; (d) under SAP, certain reserves
                                              are recognized that are not recognized under GAAP;
                                              and (e) under SAP, fixed income securities (bonds,
                                              redeemable preferred stocks and mortgage-backed
                                              securities) are carried at cost, while under GAAP, they
                                              are carried at market value.

Statutory surplus..........................   The sum remaining after all liabilities are subtracted
                                              from all assets, applying statutory accounting
                                              practices. This sum is regarded as financial protection
                                              to policyholders in the event an insurance company
                                              suffers unexpected or catastrophic losses.

Underwriting...............................   The process whereby an insurer reviews applications
                                              submitted for insurance coverage and determines
                                              whether it will accept all or part of the coverage being
                                              requested and what the applicable premiums should
                                              be. Underwriting also includes an ongoing review of
                                              existing policies and their pricing.

Underwriting expenses......................   The aggregate of policy acquisition costs and the
                                              portion of administrative, general and other expenses
                                              attributable to underwriting operations.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                   PAGE
NATIONAL CAPITAL RECIPROCAL INSURANCE COMPANY AND
SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT                                                        F-1

Consolidated Balance Sheets as of September 30, 1998 (Unaudited)
 and December 31, 1997 and 1996                                                     F-2

Consolidated Statements of Operations for the Nine Month Periods
 Ended September 30, 1998 and 1997 (Unaudited) and the Years
 Ended December 31, 1997, 1996, and 1995                                            F-3

Consolidated Statements of Equity for the Nine Month Period
 Ended September 30, 1998 (Unaudited) and the Years Ended
 December 31, 1997, 1996, and 1995                                                  F-4

Consolidated Statements of Cash Flows for the Nine Month Periods
 Ended September 30, 1998 and 1997 (Unaudited) and the Years
 Ended December 31, 1997, 1996, and 1995                                            F-5

Notes to Consolidated Financial Statements for the Nine Month Periods
 Ended September 30, 1998 and 1997 (Unaudited) and the Years Ended
 December 31, 1997, 1996, and 1995                                                  F-6

THE MANAGEMENT SERVICES OF HEALTHCARE CONSULTING, INC., HCI VENTURES, LLC,
AND EMPLOYEE BENEFITS SERVICES, INC.

INDEPENDENT AUDITORS' REPORT                                                        F-17

Combined Balance Sheets as of September 30, 1998 (Unaudited)
 and December 31, 1997                                                              F-18

Combined Statements of Income and Comprehensive Income for the Nine Months
 Ended September 30, 1998 (Unaudited) and the Year
 Ended December 31, 1997                                                            F-19

Combined Statements of Owners' Equity for the Nine Months
 Ended September 30, 1998 (Unaudited) and the Year Ended
 December 31, 1997                                                                  F-20

Combined Statements of Cash Flows for the Nine Months
 Ended September 30, 1998 (Unaudited) and the Year
 Ended December 31, 1997                                                            F-21

Notes to Combined Financial Statements for the Nine Months
 Ended September 30, 1998 (Unaudited) and the Year Ended
 December 31, 1997                                                                  F-22

INDEPENDENT AUDITORS' REPORT

To the Board of Governors of
 National Capital Reciprocal Insurance Company
Washington, D.C.

We have audited the accompanying consolidated balance sheets of National Capital Reciprocal Insurance Company and its subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 1997, 1996, and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Capital Reciprocal Insurance Company and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

March 6, 1998 (except for Notes 10 and 11, as to which the date is December 21, 1998)


Washington, DC

NATIONAL CAPITAL RECIPROCAL INSURANCE COMPANY AND
SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 1998 (UNAUDITED),
AND DECEMBER 31, 1997 AND 1996 (IN THOUSANDS)
------------------------------------------------------------------------------

                                                              SEPTEMBER 30,               DECEMBER 31,
                                                                  1998           --------------------------------
                                                              (Unaudited)               1997              1996
ASSETS

INVESTMENTS:
    Securities available for sale, at fair value:
        Bonds and U.S. Treasury Notes                               $ 98,612              $ 90,036        $ 84,730
        Preferred stocks                                               5,273                 4,326           4,856
                                                                    --------              --------        --------

                Total securities available for sale                  103,885                94,362          89,586

    Real estate, net of accumulated depreciation of
         $454 in 1996                                                      -                     -           1,422
                                                                    --------              --------        --------

                Total investments                                    103,885                94,362          91,008

OTHER ASSETS:
    Cash and cash equivalents                                          5,159                 4,065           5,016
    Accrued investment income                                          1,176                 1,317           1,111
    Reinsurance receivable from reinsurers                                 3                   255              44
    Reinsurance recoverable                                           20,600                17,077          14,679
    Federal income taxes recoverable                                       -                    89             432
    Deferred federal income taxes                                      2,630                 2,793           3,495
    Premiums receivable                                                1,081                 1,263             417
    Property and equipment, net of accumulated
        depreciation of $716 in September 30,
        1998 (unaudited), $339 in December 31,
        1997, and $184 in December 31, 1996                            1,079                   509             205
    Deferred policy acquisition costs                                    110                     -               -
    Other assets                                                         127                   111             257
                                                                    --------              --------        --------

TOTAL ASSETS                                                        $135,850              $121,841        $116,664
                                                                    ========              ========        ========

LIABILITIES AND EQUITY

LIABILITIES:
    Losses and loss adjustment expenses:
        Losses                                                      $ 62,045              $ 53,661        $ 51,035
        Loss adjustment expenses                                      20,285                21,475          20,171
                                                                    --------              --------        --------

                Total losses and loss adjustment expenses             82,330                75,136          71,206

    Other liabilities:
        Retrospective premiums accrued under
            reinsurance treaties                                       7,721                13,762          14,804
        Renewal credit dividends to policyholders                      1,266                 2,092           1,486
        Advance premiums                                                   4                   487             913
        Unearned premiums                                              6,950                   403               -
        Federal income taxes payable                                   1,759                     -               -
        Accounts payable and accrued expenses                          1,715                 1,135             755
        Other liabilities                                              2,225                 1,340           2,076
                                                                    --------              --------        --------

TOTAL LIABILITIES                                                    103,970                94,355          91,240

COMMITMENTS AND CONTINGENCIES (Note 8)

EQUITY:
    NCRIC Physician Organization members' contributions                  797                   797             797
    Accumulated other comprehensive income (losses)                    2,661                   789            (314)
    Retained earnings                                                 28,422                25,900          24,941
                                                                    --------              --------        --------

TOTAL EQUITY                                                          31,880                27,486          25,424
                                                                    --------              --------        --------

TOTAL LIABILITIES AND EQUITY                                        $135,850              $121,841        $116,664
                                                                    ========              ========        ========

See notes to consolidated financial statements.

NATIONAL CAPITAL RECIPROCAL INSURANCE COMPANY AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                 September 30,
                                                             --------------------
                                                               1998        1997                DECEMBER 31,
                                                                  (UNAUDITED)         -----------------------------
                                                                                        1997       1996       1995
REVENUES:
    Premium income:
        Premiums written                                     $18,753      $17,666     $17,869    $19,017    $19,506
        Premiums ceded                                         3,724       (2,000)     (1,854)    (4,239)    (9,561)
        Change in unearned premiums                           (6,547)      (3,760)       (403)         -          -
        Renewal credit dividends to policyholders             (1,417)      (1,537)     (2,080)    (1,427)    (1,583)
                                                             -------      -------     -------    -------    -------

               Net premiums earned                            14,513       10,369      13,532     13,351      8,362
                                                             -------      -------     -------    -------    -------

    Investment income                                          4,853        4,961       6,585      6,207      5,985
    Investment expenses                                         (388)        (372)       (540)      (551)      (403)
                                                             -------      -------     -------    -------    -------
    Net investment income                                      4,465        4,589       6,045      5,656      5,582
                                                             -------      -------     -------    -------    -------
    Net realized investment gains                                128           96          90        229      1,703
    Other income                                                 323          270         355        660        635
                                                             -------      -------     -------    -------    -------

               Total revenues                                 19,429       15,324      20,022     19,896     16,282
                                                             -------      -------     -------    -------    -------

EXPENSES:
    Losses and loss adjustment expenses                       11,821       11,694      15,591     15,236     11,289
    Underwriting expenses                                      2,740        2,486       2,918      2,438      2,483
    Other                                                      1,377          428         676        928      1,707
                                                             -------      -------     -------    -------    -------

               Total expenses                                 15,938       14,608      19,185     18,602     15,479
                                                             -------      -------     -------    -------    -------

INCOME BEFORE INCOME TAXES                                     3,491          716         837      1,294        803
                                                             -------      -------     -------    -------    -------

INCOME TAX (BENEFIT) PROVISION:
    Current                                                    1,768          (70)       (255)       102        196
    Deferred                                                    (799)           7         133        201        (92)
                                                             -------      -------     -------    -------    -------

               Total income tax (benefit) provision              969          (63)       (122)       303        104
                                                             -------      -------     -------    -------    -------

NET INCOME                                                     2,522          779         959        991        699
OTHER COMPREHENSIVE INCOME:
    Unrealized holding gains (losses) on
        investments during the period                          2,964        1,437       1,762     (1,817)     8,195
    (Taxes) or benefit associated with
        unrealized holding gains or losses                    (1,008)        (489)       (599)       620     (2,786)
    Less:  reclassification adjustment
        for gains included in net income                        (128)         (96)        (90)      (229)    (1,703)
    Taxes associated with reclassification
        adjustment                                                44           33          30         77        579
                                                             -------      -------     -------    -------    -------
OTHER COMPREHENSIVE INCOME (LOSS)                              1,872          885       1,103     (1,349)     4,285
                                                             -------      -------     -------    -------    -------
COMPREHENSIVE INCOME (LOSS)                                  $ 4,394      $ 1,664     $ 2,062    $  (358)   $ 4,984
                                                             =======      =======     =======    =======    =======

See notes to consolidated financial statements.

NATIONAL CAPITAL RECIPROCAL INSURANCE COMPANY AND
SUBSIDIARIES

CONSOLIDATED STATEMENTS OF  EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (IN THOUSANDS)

----------------------------------------------------------------------------------------------------------------------
                                                NCRIC                ACCUMULATED
                                              PHYSICIANS                OTHER
                                             ORGANIZATION           COMPREHENSIVE
                                               MEMBERS'                INCOME               RETAINED         TOTAL
                                             CONTRIBUTIONS            (LOSSES)              EARNINGS        EQUITY
BALANCE, JANUARY 1, 1995                              $693                $(3,250)              $23,251        $20,694

    NCRIC Physician organization
        members' contributions                         104                      -                     -            104

    Net unrealized investment
         gains, net of deferred taxes                    -                  4,285                     -          4,285

    Net income                                           -                      -                   699            699
                                             -------------          -------------         -------------        -------

BALANCE, DECEMBER 31, 1995                             797                  1,035                23,950         25,782

    Net unrealized investment losses,
        net of deferred income taxes                     -                 (1,349)                    -         (1,349)

    Net income                                           -                      -                   991            991
                                             -------------          -------------         -------------        -------

BALANCE, DECEMBER 31, 1996                             797                   (314)               24,941         25,424

    Net unrealized investment gains,
        net of deferred income taxes                     -                  1,103                     -          1,103

    Net income                                           -                      -                   959            959
                                             -------------          -------------         -------------        -------

BALANCE, DECEMBER 31, 1997                             797                    789                25,900         27,486

    Net unrealized investment gains, net of
        deferred income taxes (unaudited)                -                  1,872                     -          1,872

    Net income (unaudited)                               -                      -                 2,522          2,522
                                             -------------          -------------         -------------        -------

BALANCE, SEPTEMBER 30, 1998
    (UNAUDITED)                                       $797                $ 2,661               $28,422        $31,880
                                             =============          =============         =============        =======

See notes to consolidated financial statements.

NATIONAL CAPITAL RECIPROCAL INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995 (IN THOUSANDS)
-------------------------------------------------------------------------------

                                                                  September 30,                          December 31,
                                                         ---------------------------------    ------------------------------------
                                                             1998              1997               1997       1996        1995
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                  $  2,522       $    779         $    959   $    991   $     699
    Adjustments to reconcile net income
        to net cash flows from operating activities:
            Net realized investment gains                           (128)           (96)             (90)      (229)     (1,703)
            Amortization and depreciation                            168            197              486        809          40
            Loss on sale of building                                   -              -              197          -           -
    Deferred federal income taxes                                   (799)             7              133        201         (92)
    Changes in assets and liabilities:
        Reinsurance recoverable                                   (3,271)         1,895           (2,609)     1,588       7,595
        Other assets                                                 198           (533)            (562)      (924)      1,080
        Losses and loss adjustment expenses                        7,194            618            3,930       (827)     (8,557)
        Retrospective premiums accrued under
            reinsurance treaties                                  (6,041)          (187)          (1,043)     2,776         558
        Unearned premiums                                          6,547          3,760              403          -           -
        Other liabilities                                          2,003         (1,372)            (176)       952      (1,746)
                                                                --------       --------         --------   --------   ---------

                      Net cash flows from operating                8,393          5,068            1,628      5,337      (2,126)
                       activities                               --------       --------         --------   --------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of investments                                     (53,801)       (44,781)         (64,363)   (72,427)   (128,686)
    Sales, maturities and redemptions of investments              47,240         47,188           61,122     63,971     131,979
    Purchases of property and equipment                             (738)          (486)            (516)         -         (27)
    Proceeds from sale of building                                     -              -            1,178          -           -
                                                                --------       --------         --------   --------   ---------

                      Net cash flows from investing               (7,299)         1,921           (2,579)    (8,456)      3,266
                       activities                               --------       --------         --------   --------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    NCRIC Physicians Organization
        members' contributions                                         -              -                -          -         104
                                                                --------       --------         --------   --------   ---------

NET CHANGE IN CASH AND CASH
    EQUIVALENTS                                                    1,094          6,989             (951)    (3,119)      1,244
                                                                --------       --------         --------   --------   ---------

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                            4,065          5,016            5,016      8,135       6,891
                                                                --------       --------         --------   --------   ---------

CASH AND CASH EQUIVALENTS,                                      $  5,159       $ 12,005         $  4,065   $  5,016   $   8,135
                                                                ========       ========         ========   ========   =========
    END OF PERIOD

SUPPLEMENTARY INFORMATION:
    Cash paid for income taxes                                  $      -       $      -         $      -   $    645   $       -
                                                                ========       ========         ========   ========   =========

See notes to consolidated financial statements.

NATIONAL CAPITAL RECIPROCAL INSURANCE COMPANY AND
SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997 (UNAUDITED)
AND THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   Organization and Basis of Reporting - National Capital Reciprocal Insurance Company (NCRIC) was established in 1980 as a reciprocal, or interinsurance exchange, with assistance from the Medical Society of the District of Columbia (the Medical Society). Together with its subsidiaries, NCRIC provides comprehensive professional liability and office premises liability insurance under nonassessable policies to physicians having their principal practice in the District of Columbia, Maryland, or Virginia. A majority of NCRIC's business is written in the District of Columbia. As a reciprocal, NCRIC is an unincorporated association controlled by its members who are policyholders. The members act through a designated attorney-in-fact, National Capital Underwriters, Inc. (NCUI) to exchange contracts among themselves.

   NCRIC has issued policies on both an occurrence and a claims-made basis. However, subsequent to June 1, 1986, substantially all policies were issued on the claims-made basis. Occurrence-basis policies provide coverage to the policyholder for all losses incurred during the policy year regardless of when the related claims are reported. Claims-made basis policies provide coverage to the policyholder for covered claims reported during the current policy year provided the related losses were incurred while claims-made basis policies were in effect.

   Tail coverage is offered for doctors terminating their membership in NCRIC. This coverage extends the reporting period ad infinitum in which to report future claims resulting from incidents occurring while a claims-made policy was in effect. Beginning in 1988, NCRIC began to issue prior acts insurance coverage, subject to underwriting criteria for new members. Such coverage extends the effective date of claims-made policies to designated periods prior to membership in NCRIC.

   Principles of Consolidation - The consolidated financial statements include the accounts of NCRIC and its subsidiaries (the Company). All significant intercompany transactions have been eliminated in consolidation. The Company includes the following entities:

   .  National Capital Reciprocal Insurance Company

   .  Commonwealth Medical Liability Insurance Company

   .  National Capital Underwriters, Inc.

   .  National Capital Insurance Brokerage, Ltd.

   .  NCRIC Insurance Agency, Inc.

   .  NCRIC Physicians Organization, Inc.

   .  NCRIC MSO, Inc.

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP), which differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities.

   Interim Financial Information - The unaudited consolidated statements in the nine month periods ended September 30, 1998 and 1997, and related disclosures in these notes include all adjustments, consisting of normal recurring accruals, which in the opinion of management are necessary in order to make the financial statements not misleading.

   Cash Equivalents - For purposes of reporting cash flows, the Company considers short-term investments purchased with an initial maturity of three months or less to be cash equivalents.

   Investments - The Company has classified its investments as available for sale and has reported them at fair value, with unrealized gains and losses excluded from earnings and reported, net of deferred taxes, as a component of equity and other comprehensive income. Realized gains and losses are determined using the specific identification method.

   Property and Equipment - Fixed assets are recorded at cost. Depreciation is recorded using the straightline method over estimated useful lives of 31.5 years for real estate and generally three to five years for other fixed assets.

   Liabilities for Losses and Loss Adjustment Expenses - Liabilities for losses and loss adjustment expenses are established on the basis of reported losses and a provision for losses incurred but not reported and related loss adjustment expenses. These amounts are based on the estimates of management and are subject to risks and uncertainties. As facts become known, adjustments to these estimates are reflected in earnings. The Company protects itself from excessive losses by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the loss and loss adjustment expense reserve associated with the reinsured policy.

   Recognition of Premiums Revenue - Premiums are earned pro rata over the terms of the policies. Advance premiums at September 30, 1998 and 1997 (unaudited), represent premiums received prior to September 30 for policies effective in the succeeding policy year. During 1997 the Company began to stagger the effective dates of premium renewals, which resulted in unearned premium income for premiums collected prior to year-end but unearned until the following year.

   Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

   Reclassifications - In order to conform to the current presentation, certain prior year balances, relating to losses and loss adjustment expenses, retrospective premiums accrued under reinsurance treaties, and other items have been reclassified.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts subject to management estimates are reinsurance recoverable and liabilities for losses and loss adjustment expenses.

2.  INVESTMENTS

   The following tables show the amortized cost and fair value of investments (in thousands):

                                                                      GROSS               GROSS
                                                AMORTIZED           UNREALIZED          UNREALIZED              FAIR
As of September 30, 1998 (Unaudited)              COST                GAINS               LOSSES               VALUE
U.S. Government and agencies                     $29,276              $1,576              $   -               $ 30,852
Corporate                                         18,849                 750                (60)                19,539
Tax-exempt obligations                            19,367               1,186                 (1)                20,552
Mortgage-backed securities                        27,126                 614                (71)                27,669
                                                 -------              ------              -----               --------

                                                  94,618               4,126               (132)                98,612
Preferred stocks                                   5,235                 116                (78)                 5,273
                                                 -------              ------              -----               --------

Total                                            $99,853              $4,242              $(210)              $103,885
                                                 =======              ======              =====               ========
                                                                      GROSS               GROSS
                                                AMORTIZED           UNREALIZED          UNREALIZED              FAIR
As of December 31, 1997                           COST                GAINS               LOSSES               VALUE
U.S. Government and agencies                     $28,293              $  115              $  (7)              $28,401
Corporate                                         16,168                 394                (28)               16,534
Tax-exempt obligations                            20,811                 383                (11)               21,183
Mortgage-backed securities                        23,683                 241                 (6)               23,918
                                                 -------              ------              -----               -------

                                                  88,955               1,133                (52)               90,036
Preferred stocks                                   4,208                 136                (18)                4,326
                                                 -------              ------               ----               -------

Total                                            $93,163              $1,269              $ (70)              $94,362
                                                 =======              ======               ====               =======

                                                                    GROSS              GROSS
                                               AMORTIZED          UNREALIZED         UNREALIZED             FAIR
As of December 31, 1996                          COST               GAINS              LOSSES               VALUE
U.S. Government and agencies                    $20,182              $ 29              $(429)              $19,782
Corporate                                        13,371                70                (53)               13,388
Tax-exempt obligations                           20,116                18                 (7)               20,127
Mortgage-backed securities                       31,513                 -                (80)               31,433
                                                -------              ----              -----               -------

                                                 85,182               117               (569)               84,730
Preferred stocks                                  4,877                27                (48)                4,856
                                                -------              ----              -----               -------

Total                                           $90,059              $144              $(617)              $89,586
                                                =======              ====              =====               =======

    The amortized cost and fair value of debt securities and preferred stocks at September 30, 1998 (unaudited) and December 31, 1997, are shown by maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

                                                                      IN THOUSANDS
                                          ---------------------------------------------------------------------
                                                SEPTEMBER 30, 1998                     DECEMBER 31, 1997
                                          -------------------------------      --------------------------------
                                              AMORTIZED         FAIR               AMORTIZED          FAIR
                                                COST           VALUE                  COST           VALUE
Due in one year or less                           $ 5,122        $  5,154               $ 5,971         $ 6,054
Due after one year through five years              10,483          10,819                17,027          16,976
Due after five years through ten years             20,138          21,208                12,962          13,184
Due after ten years                                31,749          33,762                29,312          29,904
                                                  -------        --------               -------         -------
                                                   67,492          70,943                65,272          66,118
Preferred stocks                                    5,235           5,273                 4,208           4,326
Mortgage-backed securities                         27,126          27,669                23,683          23,918
                                                  -------        --------               -------         -------

Total                                             $99,853        $103,885               $93,163         $94,362
                                                  =======        ========               =======         =======

   Proceeds from bond maturities and redemptions of fixed maturity investments during the nine month period ended September 30, 1998 (unaudited), and during the years ended December 31, 1997 and 1996, were $47,240,000, $35,475,000, and $59,577,000, respectively.  Gross gains of $572,000, $300,000, $451,000, and $1,853,000 and gross losses of $327,000, $210,000, $221,000, and $150,000 were realized on bond redemptions during the nine month period ended September 30, 1998 (unaudited), and during years December 31, 1997, 1996, and 1995, respectively.

3. LIABILITIES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

   Liabilities for unpaid losses and loss adjustment expenses represent an estimate of the ultimate net cost of all losses that are unpaid at the balance sheet date, and is based on the loss and loss adjustment expense factors inherent in the Company's experience and expectations. Estimation factors used by the Company reflect current case-basis estimates (supplemented by industry statistical data) and give effect to estimates of trends in claim severity and frequency. These estimates are continually reviewed, and adjustments, reflected in current operations are made thereto as deemed necessary.

   Although the Company believes the liabilities for losses and loss adjustment expenses are reasonable and adequate for the circumstances, it is possible that the Company's actual incurred losses and loss adjustment expenses will not conform to the assumptions inherent in the determination of the liabilities. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary from the amounts included in the financial statements.

   Activity in the liabilities for losses and loss adjustment expenses is summarized as follows (in thousands):

                                    SEPTEMBER 30,                                      DECEMBER 31,
                            ----------------------------------       ---------------------------------------------
                                 1998                 1997                1997            1996            1995
                                       (UNAUDITED)
BALANCE, Beginning
    of period                     $75,136              $71,206             $71,206         $72,033         $80,590

    Less reinsurance
        recoverable                17,077               14,679              14,679          16,182          21,925
                                  -------              -------             -------         -------         -------

NET BALANCE                        58,059               56,527              56,527          55,851          58,665
                                  -------              -------             -------         -------         -------

    Incurred related to:
        Current year               12,653               14,816              19,444          16,775          16,094
        Prior years                  (832)              (3,122)             (3,853)         (1,539)         (4,805)
                                  -------              -------             -------         -------         -------

           Total incurred          11,821               11,694              15,591          15,236          11,289
                                  -------              -------             -------         -------         -------

    Paid related to:
        Current year                1,502                1,320               1,867           2,145           1,448
        Prior years                 6,648                7,870              12,192          12,415          12,655
                                  -------              -------             -------         -------         -------

           Total paid               8,150                9,190              14,059          14,560          14,103
                                  -------              -------             -------         -------         -------

NET BALANCE                        61,730               59,031              58,059          56,527          55,851

    Plus reinsurance
        recoverable                20,600               12,793              17,077          14,679          16,182
                                  -------              -------             -------         -------         -------

BALANCE, End of period            $82,330              $71,824             $75,136         $71,206         $72,033
                                  =======              =======             =======         =======         =======

   As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses decreased as follows (in thousands):

                                   NINE MONTHS
                                      ENDED
                                  SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                               ------------------     ------------------------------------------
                                1998       1997          1997          1996          1995
                                  (UNAUDITED)
Decrease in loss provision      $ 832     $3,122        $3,853        $1,539        $4,805

4. RENEWAL CREDIT DIVIDENDS TO POLICYHOLDERS

   In 1998, 1997, and 1996, the Company declared renewal credit dividends to its policyholders, which are payable in the form of a premium credit on the succeeding year's policy premiums. The Company accrued policyholders' dividend credits in the period declared as a reduction of premium income.

5. REINSURANCE AGREEMENTS

   The Company has reinsurance agreements that allow the Company to write policies with higher coverage limits than it is individually capable or desirous of retaining by reinsuring the amount in excess thereof. The Company has both excess of loss treaties and quota share treaties.

   The Company is contingently liable in the event the reinsurers are unable to meet their obligations under these contracts. There were unused letters of credit executed by reinsurers in favor of the Company of $169,000, $169,000, and $2,852,000 at September 30, 1998 (unaudited) and December 31, 1997, 1996, respectively. Such letters of credits are issued as security against ceded losses recoverable in the future.

   The effect of reinsurance on premiums written and earned for the periods ended are as follows (in thousands):

                        SEPTEMBER 30,               SEPTEMBER 30,
                            1998                        1997
                         (Unaudited)                 (UNAUDITED)
                     ----------------------      ---------------------
                      Written      EARNED         WRITTEN      EARNED
Direct                $18,753      $12,206        $17,666     $13,906
Ceded                   2,849        3,724         (1,808)     (2,000)
                      -------      -------        -------     -------

Net                   $21,602      $15,930        $15,858     $11,906
                      =======      =======        =======     =======



                                                             DECEMBER 31,
                            1997                                 1996                                 1995
               -------------------------------      -------------------------------      -------------------------------
                   WRITTEN          EARNED              WRITTEN          EARNED              WRITTEN          EARNED
Direct                $17,869          $17,466             $19,017          $19,017             $19,506          $19,506
Ceded                  (1,854)          (1,854)             (4,239)          (4,239)             (9,561)          (9,561)
               --------------   --------------      --------------   --------------      --------------   --------------

Net                   $16,015          $15,612             $14,778          $14,778             $ 9,945          $ 9,945
               ==============   ==============      ==============   ==============      ==============   ==============

   Ceded premiums for the period ended September 30, 1998 include a credit of $8,356,000 (unaudited) relating to retrospective premiums previously accrued under reinsurance treaties. The credit is a result of loss development associated with claims made in prior periods.

6. OTHER TRANSACTIONS WITH AFFILIATES

   NCUI is the designated attorney-in-fact for each policyholder physician under an Application for Membership/Power of Attorney, which each physician signs when applying for insurance coverage with NCRIC. Duties and responsibilities at NCUI are detailed in a management agreement. Under such agreement, NCUI manages NCRIC and performs all operating functions. NCUI is reimbursed by NCRIC for all expenses incurred in this capacity, limited to 18% of net billed premiums. Payments made to NCUI based on budgeted expenses are subject to retrospective adjustment with amounts in excess of allowable expenses returnable to NCRIC after the end of NCUI's fiscal year. Such payments totaled $2,728,000 (15.3% of net billed premiums), $2,657,000 (14.5% of net billed premiums), and $2,444,000 (12.9% of net billed premiums), for the years ended December 31, 1997, 1996, and 1995, respectively.

   Effective June 30, 1997, NCRIC purchased 100% of NCUI's issued and outstanding stock, and NCUI is consolidated from that time on.

7. INCOME TAXES

   The Company files a consolidated Federal income tax return.

   Deferred federal income tax is created by temporary differences that will result in net taxable amounts in future years due to the differing treatment of certain items for tax and financial statement purposes.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities consist of the following (in thousands):

                                                     SEPTEMBER 30,               DECEMBER 31,
                                                         1998              ---------------------------
                                                      (UNAUDITED)                1997           1996
Deferred tax assets:
    Unearned premiums                                    $   684                 $  271         $  273
    Discounted losses reserves                             3,088                  2,482          2,715
    Fair valuation of investments                              -                      -            160
    Depreciation and amortization                             69                     71              -
    Minimum tax credit carryforward                            -                    213            188
    Other                                                    160                    165            172
                                                         -------                 ------         ------

                                                           4,001                  3,202          3,508
                                                         -------                 ------         ------

Deferred tax liabilities:
    Fair valuation of investments                         (1,371)                  (409)             -
    Depreciation and amortization                              -                      -            (13)
                                                         -------                 ------         ------

                                                          (1,371)                  (409)           (13)
                                                         -------                 ------         ------

Net deferred tax assets                                  $ 2,630                 $2,793         $3,495
                                                         =======                 ======         ======

   Federal income tax expense differs from that calculated using established corporate rates primarily due to nontaxable investment income as follows (in thousands):

                                                        PERIOD ENDED SEPTEMBER 30,
                                           ---------------------------------------------------------
                                                    1998                             1997
                                                 (UNAUDITED)                      (UNAUDITED)
                                           -------------------------        ------------------------
                                                         % OF PRETAX                     % OF PRETAX
                                             AMOUNT         INCOME            AMOUNT        INCOME
Federal income tax
    at statutory rates                          $1,187           34 %            $ 243           34 %
Tax-exempt income, net                            (248)           (7)             (274)          (38)
Dividend received, net                             (51)           (1)              (48)           (7)
Reorganization costs, net                          128             4
Other, net                                         (47)           (2)               16             2
                                                ------           ---             -----           ---

Federal income tax
    at effective rates                          $  969           28 %            $ (63)          (9)%
                                                ======           ===             =====           ===

                                                                YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------------------------------------------------
                                          1997                             1996                           1995
                                 ------------------------       ---------------------------       -----------------------
                                              % OF PRETAX                       % OF PRETAX                   % OF PRETAX
                                   AMOUNT       INCOME              AMOUNT        INCOME            AMOUNT      INCOME
Federal income tax                    $ 285          34 %               $ 440          34 %           $ 273          34 %
    at statutory rates
Tax-exempt income, net                 (355)        (42)                  (47)         (4)             (105)        (13)
Dividend received, net                  (66)         (8)                  (74)         (6)              (70)         (9)
Other, net                               14           1                   (16)         (1)                6           1
                                      -----        ----                 -----         ---             -----         ---

Federal income tax
    at effective rates                $(122)       (15)%                $ 303          23 %           $ 104          13 %
                                      =====        ====                 =====         ===             =====         ===

8. SALE OF BUILDING AND COMMITMENTS

   On November 7, 1997, NCRIC sold its office building to an unrelated party. The transaction resulted in a loss of $197,000, which was recognized in 1997. According to the terms of a post-sale lease between the new owner and NCRIC, NCRIC remained in the office space until the end of April 1998.

   NCRIC entered into an operating lease for new office space located in Washington, D.C., effective on April 15, 1998. The lease terms are for 10 years with a monthly base rent of $35,000 and a 2.0% "annual escalator." As of September 30, 1998, future minimum commitments under this noncancelable lease, which began on April 15, 1998, are as follows (in thousands):

                        1998               $  105
                        1999                  427
                        2000                  436
                        2001                  444
                        2002                  453
                        Thereafter          2,569
                                           ------

                        Total              $4,434
                                           ======

   Rent expense during the nine months ended September 30, 1998 (unaudited) was $190,000.

   On December 22, 1997, NCRIC entered into a line-of-credit agreement with a bank for $2,500,000. This line of credit is unsecured and is renewable annually. As of September 30, 1998, NCRIC had not drawn down on this facility.

9. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

   The effects on these GAAP financial statements of the differences between the statutory basis of accounting prescribed or permitted by the District of Columbia Department of Insurance and Securities Regulation (DISR) and GAAP are summarized below (in thousands):


                                               SEPTEMBER 30,                      DECEMBER 31,
                                                   1998            ------------------------------------------
                                                (UNAUDITED)            1997           1996           1995
POLICYHOLDERS' SURPLUS -
    STATUTORY BASIS                                 $24,836             $23,258        $22,365        $21,177
    Effects of fair valuation of investments          2,661                 789           (314)         1,035
    Effects of deferred taxes                         4,001               3,202          3,335          3,536
    Effects of nonadmitted assets and other             382                 237             38             34
                                                    -------             -------        -------        -------

EQUITY - GAAP BASIS                                 $31,880             $27,486        $25,424        $25,782
                                                    =======             =======        =======        =======

NET INCOME - STATUTORY BASIS                        $ 1,996               1,726            814          1,484
    Effects of deferred taxes                           799                (133)          (201)            92
    Effects of consolidation versus equity
        method of accounting for subsidiaries          (273)               (634)           378           (877)
                                                    -------             -------        -------        -------

NET INCOME - GAAP BASIS                             $ 2,522             $   959        $   991        $   699
                                                    =======             =======        =======        =======

   As of September 30, 1998 (unaudited), December 31, 1997 and 1996, statutory capital for NCRIC was sufficient to satisfy regulatory requirements. Each insurance company is restricted under the applicable Insurance Code as to the amount of dividends it may pay without regulatory consent.

   During 1997, NCRIC received permission from DISR to account for certain receivable balances due, pursuant to an executed retrospective rating plan agreement, as direct accrued retrospective premiums receivable. The balance was established in accordance with the NAIC Annual Statement instructions manual, which requires 10% of the balance to be included as nonadmitted. This permitted practice had a positive $900,000 monetary effect on the statutory surplus for the year ended December 31, 1997.

10.  SUBSEQUENT EVENTS

   On April 20, 1998, the Board adopted a plan to reorganize into a stock insurance company with a mutual insurance holding company parent (the Reorganization). Pursuant to the Reorganization to be effective December 31, 1998, the Company will form a mutual insurance holding company, which is called NCRIC, A Mutual Holding Company. The Company will continue its corporate existence as a stock insurance company (the "Reorganized Stock Company") by adopting Articles of Incorporation which will authorize the issuance of capital stock, and which will change the Company's name to NCRIC, Inc.

   Through a series of share transfers, two newly formed intermediate stock holding companies, named NCRIC Holdings, Inc. ("NCRIC Holdings") and NCRIC Group, Inc. ("NCRIC Group" and, together with NCRIC Holdings, the "Intermediate Stock Holding Companies") will be inserted between the Mutual Holding Company and the Reorganized Stock Company. After the Reorganization, the Mutual Holding Company will directly own the Company, as converted, all in accordance with District of Columbia law, including the Reciprocal Insurance Company Conversion Act of 1998, D.C. Act 12-301, as enacted by the Council of the District of Columbia.

   The Reorganization will separate the contract rights and membership interests of the policyholders so that their contract rights will remain with the Reorganized Stock Company, while their membership interests will be in the Mutual Holding Company. Each policyholder of a policy that is in force as of the effective time and who is a member of the Company, pursuant to the Reorganization, will become a member of the Mutual Holding Company, which will result in such member's membership interests in the Company being replaced by a membership interest in the Mutual Holding Company.

   The membership interests in the Mutual Holding Company will include the right to vote at annual or special meetings of the Mutual Holding Company. Holders of membership interests in the Mutual Holding Company generally will not receive dividends or other distributions attributable to their membership interests in the Mutual Holding Company. If any distributions were ever made, in the event of the voluntary dissolution of the Mutual Holding Company or otherwise, the approval of DISR would be required.

   On December 20, 1998, NCRIC entered into a definitive agreement to acquire the management services businesses of HealthCare Consulting, Inc., HCI Ventures, LLC, and Employee Benefit Services, Inc.

11.  COMPREHENSIVE INCOME

   NCRIC adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, during 1998. Prior financial statements have been restated to conform to the requirements of this Standard. Accumulated Other Comprehensive Income balances represent net unrealized investment gains or losses net of deferred income taxes.

                                   * * * * *

INDEPENDENT AUDITORS' REPORT

To the Owners of
 Healthcare Consulting, Inc., HCI
 Ventures, LLC, and Employee
 Benefits Services, Inc. (EBSI)
Lynchburg, Virginia

We have audited the accompanying combined balance sheets of the management services of Healthcare Consulting, Inc. (HCI), HCI Ventures, LLC (HCIV), and Employee Benefits Services, Inc. (EBSI) (collectively, the Companies) as of December 31, 1997, and the related combined statements of income and comprehensive income, owners' equity, and cash flows for the year then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined financial statements were prepared to present the financial position, results of operations and cash flows of HCI, HCIV, and EBSI that relate to the delivery of professional practice management services to physicians and dentists and to the administration of retirement and other employee benefit plans. Because they exclude HCIV's investment in Cornerstone Capital Management, LLC, such financial statements are not intended to be a complete presentation of the financial position, results of operations and cash flows of the Companies.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the management services of the Companies as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

December 4, 1998 (except for Note 1 paragraph 3, as to which the date is December 21, 1998)


Washington, DC

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.


COMBINED BALANCE SHEETS
SEPTEMBER 30, 1998 (UNAUDITED) AND DECEMBER 31, 1997
------------------------------------------------------------------------------

                                                                  SEPTEMBER 30,            DECEMBER 31,
                                                                      1998                     1997
                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                        $  207,135              $   97,273
    Accounts receivable (net of allowance for
        doubtful accounts of $135,000 and $130,000)                     998,675                 859,354
    Notes receivable                                                     50,295                  10,487
                                                                     ----------              ----------

                      Total current assets                            1,256,105                 967,114

PROPERTY AND EQUIPMENT - Net                                            262,918                 219,822

ADVANCES TO AFFILIATES                                                   90,190                 173,088

INVESTMENTS IN MANAGEMENT SERVICE
    ORGANIZATIONS                                                        22,246                  22,246

OTHER ASSETS                                                             66,463                  69,727
                                                                     ----------              ----------

TOTAL ASSETS                                                         $1,697,922              $1,451,997
                                                                     ==========              ==========

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued expenses                            $  607,191              $  160,210
    Obligations under line of credit                                          -                 239,000
    Income taxes payable                                                 25,000                       -
    Deferred income taxes                                               280,000                 304,000
                                                                     ----------              ----------

                      Total current liabilities                         912,191                 703,210

LONG-TERM LIABILITY                                                      90,000                  90,000
                                                                     ----------              ----------

                      Total liabilities                               1,002,191                 793,210
                                                                     ----------              ----------

OWNERS' EQUITY:
    Common stock (HCI) ($1 par value - 1,500 shares
        authorized, issued 377 and 344)                                     377                     344
    Common stock (EBSI) ($1 par value - 1,500 shares
        authorized, issued 377 and 353)                                     377                     353
    Limited liability company capital (HCIV)                             20,502                  20,502
    Additional paid-in capital (HCI)                                      4,491                   4,491
    Retained earnings                                                   670,184                 633,297
    Less treasury stock (200 shares at cost)                               (200)                   (200)
                                                                     ----------              ----------

                      Total owners' equity                              695,731                 658,787
                                                                     ----------              ----------

TOTAL LIABILITIES AND OWNERS' EQUITY                                 $1,697,922              $1,451,997
                                                                     ==========              ==========

See notes to combined financial statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED) AND THE
YEAR ENDED DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------------------
                                                              NINE MONTHS             YEAR
                                                                 ENDED               ENDED
                                                              SEPTEMBER 30,        DECEMBER 31,
                                                                  1998                1997
                                                              (UNAUDITED)
REVENUES                                                      $3,479,793           $3,927,524
                                                              ----------           ----------

COSTS AND EXPENSES:
    Administrative and consulting salaries                     1,482,839            1,616,960
    Owners' compensation                                         927,048              983,805
    Rent                                                         140,246              143,897
    Office supplies                                               87,968               94,201
    Travel                                                        98,884               80,009
    Telephone                                                     73,079               70,905
    Other administrative expenses                                621,086              750,002
                                                              ----------           ----------

                      Total costs and expenses                 3,431,150            3,739,779
                                                              ----------           ----------

OPERATING INCOME                                                  48,643              187,745
                                                              ----------           ----------

OTHER INCOME (EXPENSE):
    Interest income                                               31,093               69,180
    Interest expense                                              (8,849)             (13,476)
                                                              ----------           ----------

                       Other income - net                         22,244               55,704
                                                              ----------           ----------

INCOME BEFORE INCOME TAXES                                        70,887              243,449

INCOME TAX PROVISION                                               4,000               74,000
                                                              ----------           ----------

NET INCOME AND COMPREHENSIVE INCOME                           $   66,887           $  169,449
                                                              ==========           ==========


See notes to combined financial statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

COMBINED STATEMENTS OF OWNERS' EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED) AND THE
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 LIMITED
                                                                                LIABILITY  ADDITIONAL
                                      COMMON STOCK (HCI)  COMMON STOCK (EBSI)    COMPANY    PAID-IN                         TOTAL
                                      ------------------  -------------------    CAPITAL    CAPITAL    RETAINED  TREASURY  OWNERS'
                                      SHARES    AMOUNT    SHARES    AMOUNT        (HCIV)      (HCI)    EARNINGS    STOCK   EQUITY
BALANCE, JANUARY 1, 1997                337     $337        353      $353       $     -      $4,491    $463,848   $(200)  $468,829

  Sale of common stock                    7        7          -         -             -           -           -       -          7

  Capital contributions                   -        -          -         -        20,758           -           -       -     20,758

  Distributions to owners                 -        -          -         -          (256)          -           -       -       (256)

  Net income                              -        -          -         -             -           -     169,449       -    169,449
                                      -----   ------    -------   -------       -------    --------    --------  ------   --------

BALANCE, DECEMBER 31, 1997              344      344        353       353        20,502       4,491     633,297    (200)   658,787

  Sale of common stock (Unaudited)       33       33         24        24             -           -           -       -         57

  Distributions to owners (Unaudited)     -        -          -         -             -           -     (30,000)      -    (30,000)

  Net income (Unaudited)                  -        -          -         -             -           -      66,887       -     66,887
                                      -----   ------    -------   -------       -------    --------    --------  ------   --------

BALANCE, SEPTEMBER 30, 1998
    (Unaudited)                         377     $377        377      $377       $20,502      $4,491    $670,184   $(200)  $695,731
                                      =====   ======    =======   =======       =======    ========    ========  ======   ========

See notes to combined financial  statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

COMBINED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED) AND THE
YEAR ENDED DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------
                                                                   NINE MONTHS                YEAR
                                                                      ENDED                   ENDED
                                                                  SEPTEMBER 30,            DECEMBER 31,
                                                                      1998                     1997
                                                                   (UNAUDITED)
OPERATING ACTIVITIES:
 Net income                                                        $  66,887                $ 169,449
 Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation                                                        56,875                   58,779
  Deferred income taxes                                              (21,000)                  74,000
  Changes in assets and liabilities:
   Accounts receivable, net                                         (139,321)                (208,956)
   Accounts payable and accrued liabilities                          446,981                   59,749
   Income taxes payable                                               25,000                        -
   Other assets                                                          264                      267
                                                                   ---------                ---------

    Net cash provided by operating activities                        435,686                  153,288
                                                                   ---------                ---------

INVESTING ACTIVITIES:
 Purchase of property and equipment                                  (99,971)                (100,281)
 Repayment of advances from affiliates                                43,090                    8,412
 Investment in management service organizations                            -                  (22,246)
                                                                   ---------                ---------

    Net cash used in investing activities                            (56,881)                (114,115)
                                                                   ---------                ---------

FINANCING ACTIVITIES:
 Proceeds from the issuance of common stock                               57                        7
 Limited liability company capital contributions                           -                   20,758
 Distributions to owners                                             (30,000)                    (256)
 Repayments of borrowings under line of credit                      (239,000)                 (11,000)
                                                                   ---------                ---------

    Net cash (used in) provided by
     financing activities                                           (268,943)                   9,509
                                                                   ---------                ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                109,862                   48,682

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                                  97,273                   48,591
                                                                   ---------                ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $ 207,135                $  97,273
                                                                   =========                =========

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
 Interest paid                                                     $   8,849                $  13,476
                                                                   =========                =========

See notes to combined financial statements.

THE MANAGEMENT SERVICES OF HEALTHCARE
CONSULTING, INC., HCI VENTURES, LLC, AND
EMPLOYEE BENEFITS SERVICES, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED) AND THE
YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

   Organization and Basis of Reporting - Healthcare Consulting, Inc. (HCI), HCI Ventures, LLC (HCIV), and Employee Benefits Services, Inc. (EBSI) (collectively, the Companies) are engaged in the businesses of providing practice management services, accounting and tax services, personal financial planning services to medical and dental practices and retirement planning services and administration to medical and dental practices and certain other businesses throughout the Mid-Atlantic Region. HCI was formed in 1978 as Professional Consultants, Inc. and changed its name to HCI in 1992. HCIV was formed in 1997 to own equity interests in certain management service organizations for which HCI provides services. EBSI was formed in 1989 to provide administrative services to retirement and other benefit plans.

   The combined financial statements reflect the accounts and activities of HCI and EBSI, and the investments in management service organizations by HCIV. They exclude accounts and activities related to HCIV's investment in Cornerstone Capital Management, LLC (Cornerstone). Combined financial statements are presented based on the common ownership and management of the entities. Significant transactions between the entities have been eliminated.

   On December 20, 1998, the owners of HCI, HCIV, and EBSI entered into a definitive agreement to sell the Companies' assets, exclusive of HCIV's investment in Cornerstone, to National Capital Reciprocal Insurance Company. The accompanying combined financial statements do not reflect the effects of any adjustments arising from such a transaction.

   Cash and Cash Equivalents - For purposes of reporting cash flows, the Companies consider short-term investments purchased with an initial maturity of three months or less to be cash equivalents.

   Property and Equipment - Fixed assets are recorded at cost. Depreciation is recorded using the straight-line method over estimated useful lives of 10 years for furniture and fixtures and generally three to five years for other fixed assets.

   Investments in Management Service Organizations - Investments in management service organizations represent equity interests ranging from five percent to 20 percent and are carried at cost.

   Intangible Assets - Goodwill of $55,000, arising from HCI's acquisition of a small professional services consulting firm in 1997, is amortized on a straight-line basis over twenty years. Goodwill is included in other assets and is shown net of accumulated amortization of $917 as of December 31, 1997.

   Revenue Recognition - Revenue is recognized as services are performed under terms of management and other contracts. Revenue is generally billed in the month following the performance of related services.

   Income Taxes - HCI uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. HCI files its income tax returns on a modified cash basis. HCIV is treated as a flow-through entity for tax purposes and, as such, no provision for income taxes has been recorded for its operations. EBSI has elected to be taxed under Subchapter S of the Internal Revenue Code and is, therefore, also treated as a flow-through entity for tax purposes.

   New Accounting Standards - For the nine months ended September 30, 1998, the Companies adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, and have presented statements of income and comprehensive income for all periods presented. As the Companies have not engaged in transactions resulting in other comprehensive income, the adoption of this statement did not have a material effect on the financial statements.

   Impairment of Long-Lived Assets - The Companies review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 1997, the Companies did not find it necessary to record a provision for impairment of such assets.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Concentrations of Credit Risk - Financial instruments that potentially subject the Companies to concentrations of credit risk are principally accounts and notes receivable. The Companies perform credit evaluations and generally do not require collateral to support receivables.

   Litigation - The Companies are subject to claims arising in the normal course of its business. Management does not believe that any such claims or assessments will have a material effect on the Companies' financial position, results of operations or cash flows.

2.  PROPERTY AND EQUIPMENT

    Property and equipment as of December 31, 1997, are summarized as follows:

Computer equipment                                               $ 187,859
Other equipment                                                    400,256
Furniture, fixtures, and leasehold improvements                    113,027
                                                                 ---------

                                                                   701,142
    Less:  Accumulated depreciation
        and amortization                                          (481,320)
                                                                 ---------

Property and equipment - net                                     $ 219,822
                                                                 =========

    Included in property and equipment are approximately $350,000 of fully depreciated assets.

3. OBLIGATIONS UNDER LINE OF CREDIT

   Indebtedness at December 31, 1997, is attributable to a $250,000 bank credit facility which matures on March 1, 1999, and is collateralized by HCI's receivables. Interest charged on the outstanding balance is equal to the bank's prime rate plus 1% per annum. The weighted average interest rate charged on the credit facility was 8.97% for the year ended December 31, 1997.

4. COMMITMENTS AND CONTINGENCIES

   Leases - The Companies have entered into operating leases for office space and equipment. The future minimum lease payments under noncancelable operating leases at December 31, 1997, are as follows:

                                         OFFICE          OFFICE
                                         SPACE          EQUIPMENT         TOTAL
1998                                    $192,000          $ 4,000        $196,000
1999                                     179,000            3,000         182,000
2000                                     161,000            3,000         164,000
2001                                      93,000            1,000          94,000
2002                                      67,000            1,000          68,000
2003                                      16,000                -          16,000
                                        --------          -------        --------

Total minimum lease payments            $708,000          $12,000        $720,000
                                        ========          =======        ========

   The above future lease payments contain related party rents of approximately $60,000 for the years ending December 31, 1998 through 2000 (see Note 6).

   Employment Agreements - HCI has entered into employment agreements with its owners and certain other key employees. These agreements include covenants not to compete and , in one case, will provide the employee with severance pay based on his final 12-month's compensation. The Companies' estimated obligation for such severance of $90,000 is reflected as a long-term liability as of December 31, 1997.

5. INCOME TAXES

   Deferred tax assets and liabilities as of December 31, 1997, are comprised principally of the following components:

Deferred tax liabilities:
    Receivables                                                       $311,000
    Depreciation                                                        27,000
                                                                      --------

        Total deferred tax liabilities                                 338,000
                                                                      --------

Deferred tax assets:
    Accounts payable and accrued liabilities                            (7,000)
    Accrued severance                                                  (35,000)
    Net operating loss carryforwards                                    (3,000)
                                                                      --------

        Total deferred tax assets                                      (45,000)
                                                                      --------

Net deferred tax liabilitity                                          $293,000
                                                                      ========

   The deferred tax assets and liabilities have been classified in the accompanying December 31, 1997 balance sheet as follows:

            Current liabilities       $304,000
            Other assets               (11,000)
                                      --------

                                      $293,000
                                      ========

   The income tax provision for the year ended December 31, 1997, consists of the following:

        Federal:
                Current                   -
                Deferred             69,000
                                    -------

                                     69,000
                                    -------
        State:
                Current                   -
                Deferred              5,000
                                    -------

                                      5,000
                                    -------

                                    $74,000
                                    =======

   The Companies' effective income tax rate is comprised principally of the statutory Federal income tax rate of 35% plus state income taxes, net of Federal benefit, applied to HCI's operating results.

6.  RELATED PARTY TRANSACTIONS

   The total revenues reported in the combined statement of income and comprehensive income for the year ended December 31, 1997, include approximately $80,000 earned by HCI from management service organizations in which HCIV has an equity investment.

   Advances to affiliates include working capital advances to Cornerstone Capital Management, LLC, an investment management company that is 75% owned by HCIV, and other working capital advances to management service organizations in which HCIV has an equity investment.

   HCI rents an office building from a partnership whose partners are HCI owners. For this property, HCI paid approximately $62,000 in rent for the year ended December 31, 1997.

   Included in accounts payable and accrued expenses as of September 30, 1998, is approximately $500,000 of owners' compensation (Unaudited).

7. EMPLOYEE BENEFIT PLANS

   The Companies sponsor a defined contribution money purchase pension plan. Employees who are 21 years or older and have 2 years of service are eligible for participation in the plan. Under the plan, the Companies contribute 5% of each participant's total annual compensation. All contributions are 100% vested. The contributions for the year ended December 31, 1997, were approximately $128,000.

   The Companies also sponsor a defined contribution 401(k) profit-sharing plan. Employees who are 21 years or older and have one year of service are eligible for participation in the plan. Employees may elect to contribute 1-15% of total compensation. All contributions are 100% vested. The Companies are not required to make matching contributions to the plan, but may make discretionary contributions. Total contributions to the plan by the Companies for the year ended December 31, 1997, were approximately $79,000.

                                  * * * * * *

                              PART II INFORMATION

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 9.1 of Group's articles of incorporation provides that Group shall indemnify its directors and officers to the fullest extent permitted under Group's bylaws and the law of the District of Columbia. Article VII of Group's bylaws provides that Group shall indemnify its directors and officers to the fullest extent permitted by law, as now in effect and as such law may be amended.

     Section 29-304(16) of the D.C. Code authorizes indemnifications of directors and officers against expenses actually and necessarily incurred in connection with the defense of an action, except in relation to matters as to which such person is adjudged to be liable for negligence or misconduct in the performance of duty. Such indemnification is not exclusive of other rights under any bylaw agreement, vote of stockholders or otherwise.

     The Company maintains directors' and officers' liability insurance.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth expenses of Group in connection with the issuance and distribution of the shares being registered, other than underwriting discounts and commissions. All such expenses are estimated except for the SEC registration fee.

         SEC Registration Fee........................   $  3,581
         NASD Fees...................................     10,800
         Printing Expenses...........................     37,000
         Accounting Fees and Expenses................    175,000
         Legal Fees and Expenses.....................    250,000
         Appraisal Fees and Expenses.................     25,000
         Blue Sky Fees and Expenses..................     15,000
         Underwriter Fees............................    257,600
         Underwriter Counsel Fees....................     60,000
         Transfer Agent's Fees and Expenses..........      7,000
         Miscellaneous...............................     59,000
                                                        --------
            Total....................................   $899,981

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     On December __, 1998, Group issued 1,000 shares of common stock to the Mutual Holding Company pursuant to the Reorganization without registration under the Securities Act. Group issued the shares in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

ITEM 27.  EXHIBITS.

        Exhibit No.                Description
        -----------                -----------
        1.1.....................   Engagement Letter
        1.2*....................   Sales Agency Agreement for Syndicated Community
                                   Offering
        2.1.....................   Plan of Reorganization
        2.2*....................   Purchase Agreement Relating to HCI and HCIV
        2.3*....................   Purchase Agreement Relating to EBSI
        3.1.....................   Articles of Incorporation of Group
        3.2.....................   Bylaws of Group
        5.1*....................   Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC
        10.1....................   Lease
        10.2....................   Amendment to Lease
        10.3....................   Stock Option Plan
        10.4*...................   ESOP Documents
        10.5*...................   Stock Award Plan
        10.6....................   Employment Agreement between the Company and R. Ray
                                   Pate, Jr.
        10.7*...................   Amendment to Employment Agreement between the
                                   Company and R. Ray Pate, Jr.
        10.8....................   Employment Agreement between the Company and
                                   Stephen S. Fargis
        10.9....................   Administrative Services Agreement
        10.10*..................   Tax Sharing Agreement
        21.1....................   Subsidiaries
        23.1*...................   Consent of Arent Fox Kintner Plotkin & Kahn, PLLC
                                   (included in Exhibit 5.1)
        23.2....................   Consent of Deloitte & Touche LLP
        23.3*...................   Consent of RP Financial
        24.1....................   Power of Attorney (included on page II-4 of this
                                   Registration Statement)
        27.1....................   Financial Data Schedule for 1997
        27.2....................   Financial Data Schedule for nine months ended
                                   September 30, 1998
        99.1*...................   Valuation Report prepared by RP Financial

__________________________

    * To be filed by amendment.

ITEM 28. UNDERTAKINGS.

     (a)  The Registrant undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any additional or changed material information with respect to the plan of distribution.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The Registrant undertakes to provide to any underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Washington, D.C. on December 22, 1998.



                                        NCRIC GROUP, INC.


                                        By: /s/ R. Ray Pate Jr.
                                           -------------------------------------
                                           R. Ray Pate, Jr.
                                           President and Chief Executive Officer


                               POWER OF ATTORNEY
                               -----------------

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints R. Ray Pate, Jr. and Nelson P. Trujillo, M.D., and each of them his true and lawful attorney-in-fact and agent with power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement on Form SB-2, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to comply with the provisions of the Securities Act and all requirements of the Commission, hereby ratifying and confirming all that said attorneys-in-fact or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated:

SIGNATURE                         TITLE                          DATE
---------                         -----                          ----

/s/ Nelson P. Trujillo, M.D.      Chairman of the Board        December 22, 1998
----------------------------      of Directors
Nelson P. Trujillo, M.D.


/s/ R. Ray Pate, Jr.              President, Chief Executive   December 22, 1998
----------------------------      Officer and Director
R. Ray Pate, Jr.                  (Principal Executive
                                  Officer)


/s/ Rebecca R. Crunk              Chief Financial Officer      December 22, 1998
----------------------------      (Principal Financial and
Rebecca B. Crunk                  Accounting Officer)

/s/ Vincent C. Burke, III            Director                  December 22, 1998
--------------------------------
Vincent C. Burke, III


/s/ Pamela W. Coleman, M.D.          Director                  December 22, 1998
--------------------------------
Pamela W. Coleman, M.D.


/s/ Charles H. Epps, Jr., M.D.       Director                  December 22, 1998
--------------------------------
Charles H. Epps, Jr., M.D.


/s/ Leonard M. Glassman, M.D.        Director                  December 22, 1998
--------------------------------
Leonard M. Glassman, M.D.


/s/ J. Paul McNamara                 Director                  December 22, 1998
--------------------------------
J. Paul McNamara


/s/ Leonard Parver, M.D.             Director                  December 22,1998
--------------------------------
Leonard Parver, M.D.


/s/ Raymond Scalettar, M.D.          Director                  December 22, 1998
--------------------------------
Raymond Scalettar, M.D.


/s/ David M. Seitzman, M.D.          Director                  December 22, 1998
--------------------------------
David M. Seitzman, M.D.

                                   EXHIBITS

        Exhibit No.                Description
        -----------                -----------
        1.1.....................   Engagement Letter
        1.2*....................   Sales Agency Agreement for Syndicated Community
                                   Offering
        2.1.....................   Plan of Reorganization
        2.2*....................   Purchase Agreement Relating to HCI and HCIV
        2.3*....................   Purchase Agreement Relating to EBSI
        3.1.....................   Articles of Incorporation of Group
        3.2.....................   Bylaws of Group
        5.1*....................   Opinion of Arent Fox Kintner Plotkin & Kahn, PLLC
        10.1....................   Lease
        10.2....................   Amendment to Lease
        10.3....................   Stock Option Plan
        10.4*...................   ESOP Documents
        10.5*...................   Stock Award Plan
        10.6....................   Employment Agreement between the Company and R. Ray
                                   Pate, Jr.
        10.7*...................   Amendment to Employment Agreement between the
                                   Company and R. Ray Pate, Jr.
        10.8....................   Employment Agreement between the Company and
                                   Stephen S. Fargis
        10.9....................   Administrative Services Agreement
        10.10*..................   Tax Sharing Agreement
        21.1....................   Subsidiaries
        23.1*...................   Consent of Arent Fox Kintner Plotkin & Kahn, PLLC
                                   (included in Exhibit 5.1)
        23.2....................   Consent of Deloitte & Touche LLP
        23.3*...................   Consent of RP Financial
        24.1....................   Power of Attorney (included on page II-4 of this
                                   Registration Statement)
        27.1....................   Financial Data Schedule for 1997
        27.2....................   Financial Data Schedule for nine months ended
                                   September 30, 1998
        99.1*...................   Valuation Report prepared by RP Financial

__________________________

    * To be filed by amendment.